SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 333 - 09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

TABLE OF CONTENTS

1.	Management’s Report for the fiscal year ended December 31, 2005 of Telesp Celular Participações S.A.*

2.	Management’s Report for the fiscal year ended December 31, 2005 of Celular CRT Participações S.A.*

3.	Management’s Report for the fiscal year ended December 31, 2005 of Tele Sudeste Celular Participações S.A. *

4.	Management’s Report for the fiscal year ended December 31, 2005 of Tele Leste Celular Participações S.A. *

5.	Management’s Report for the fiscal year ended December 31, 2005 of Tele Centro Oeste Celular Participações S.A. *

6.	Financial Statements for the Years Ended December 31, 2005 and 2004 of Telesp Celular Participações S.A.*

7.	Financial Statements for the Years Ended December 31, 2005 and 2004 of Celular CRT Participações S.A.*

8.	Financial Statements for the Years Ended December 31, 2005 and 2004 of Tele Sudeste Celular Participações S.A.*

9.	Financial Statements for the Years Ended December 31, 2005 and 2004 of Tele Leste Celular Participações S.A. *

10.	Financial Statements for the Years Ended December 31, 2005 and 2004 of Tele Centro Oeste Celular Participações S.A. *

*	Expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2006

VIVO PARTICIPAÇÕES S.A., formerly known as Telesp Celular Participações S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer

MANAGEMENT’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OF TELESP CELULAR

PARTICIPAÇÕES S.A.

MANAGEMENT’S REPORT

The management of Telesp Celular Participações S/A, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years. VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

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Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications). To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities –, or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

•	Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

•	Approximately 30 million customers at the end of 2005;

•	100% coverage in all of the municipalities of the State of São Paulo;

•	The greatest coverage in Brazil – servicing over 2,200 municipalities;

•	More than 7,600 points of sale of its own or outsourced;

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•	Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

•	Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

•	15 million downloads since 2003;

•	2 million VIVO Wap users per month;

•	More than 6,300 direct jobs;

•	11th best valued brand on the domestic market, according to Internbrand ranking, worth US$218 million;

•	SAP project completed, unifying the entire management system;

•	Data warehouse unification project completed;

•	Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

•	Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

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Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

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Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration. In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers. At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value. We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

•	To maintain its market leadership;

•	To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

•	To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

•	Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

•	Selective Growth in segments and regions with higher value-creation potential;

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•	Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

•	Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

•	Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code—15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions. In September, with a view to assuring the loyalty of

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high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept. A data services sample package (SMS + MMS) was offered in addition to this benefit. Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS). The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaign designed to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

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To close the year, Brazil´s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

TCP is the holding company that controls operators Telesp Celular S.A. (“TC”) and Global Telecom S.A. (“GT”), and on April 25, 2003, it acquired a majority stake in the voting capital of the holding company Tele Centro Oeste Celular Participações S.A. (“TCO”). All its subsidiaries are authorized to provide personal communications services (SMP); TC operates in the state of São Paulo, GT in the states of Paraná and Santa Catarina and TCO in the Federal District and states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Roraima, Amapá, Amazonas, Pará and Maranhão.

TC and GT are wholly-owned subsidiaries of TCP, and on December 31, 2005, TCP owned 52.47% of TCO´s share capital, and 90.59% of its voting capital.

Operating Performance

As of December 31, 2005, TCP reported a 14.6% increase in its customer base, totaling 20,201 thousand customers, including those of TCO, and a 45.2% market share, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market marked with intense competition.

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The figures below show TCP’s operating performance:

The ARPU (average revenue per user) posted in 2005 of R$28.2 was 15.2% lower than that registered in 2004, showing the reduction in the prepaid ARPU, which was due, among other factors, to the drop in outgoing traffic and in the MOU (minutes of use) of this market segment. Total MOU in 2005 was 75.

SAC (subscriber acquisition cost) reached R$146 in 2005, with the increase in relation to 2004 due to increase in commissions and advertising costs, at the same time maintaining efforts to retain customers, especially average and high end customers.

The penetration level in the TCP area in 2005 was 49.3%, indicating that there is still room for market growth.

Infrastructure – Network

In 2005, 1xRTT managed to cover significant new ground. This year, 685 new municipalities within the TCP concession area were provided this new technology, 360 of which are situated in the state of São Paulo via the TC operator; 118 in the states of Paraná and Santa Catarina via GT; and another 207 serviced by TCO (including NBT).

One other relevant fact was that in 2005, CDMA technology was extended to 100% of the municipalities of the state of São Paulo (645 municipalities) serviced by TC. This was only possible due to the extension of coverage to 145 new municipalities during the year, and a roaming agreement signed with CTBC (Companhia Telecomunicações Brasil Central) in another 23 municipalities located outside the TC concession area.

In 2005, 100% of the municipalities that once were provided analog services in the states serviced by TC and TCO are now assured digital coverage.

In the states of Paraná and Santa Catarina one hundred and fifteen new municipalities are now serviced by GT, and fifty by TCO and NBT.

The mobile phone network of TCP, which works on digital TDMA, CDMA and 1xRTT and analog technologies, ended the year covering 62.8% of the municipalities, or 91,3% of the population living in its concession area. The company’s network consisted of: 118 switch centers (including Gateways), 5,630 cell stations and 224 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in the main capital cities and cities within the TCP concession area, including: São Paulo, Brasília, Curitiba, Florianópolis, Campinas, São Bernardo do Campo, Osasco, São José dos Campos, São Caetano do Sul, Campos do Jordão and others.

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At the end of the year, TCP had installed 584 EV-DO carriers in its mobile network, 501 of which were at TC, 40 at GT and 43 at TCO.

Distribution network

On December 31, 2005 TCP owned 201 purchase points, of which 94 were for TC, 38 for GT and 69 for TCO. A Virtual Shop was available for TC, GT and restricted to the Federal District for TCO. Orders by phone were available exclusively from TC and GT. In addition, TCP had an efficient network of authorized dealers – retail and wholesale - comprised of around 5,538 storefronts (49% working exclusively for TCP) that can handle sales of services and handsets (2,384 purchase points in TC, 1,249 in GT and 1,905 in TCO).

There were over 147,585 points of purchase (57,199 in TC, 21,544 in GT and 68,842 in TCO) where customers can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

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Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) - a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) - Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

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The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on -line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TCP’s customer treatment scored 8.3 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

Em R$ milhões	2005	2004	Var.(%)
Net operating revenue	7,473.2	7,341.0	1.8%
Operating costs and expenses	6,986.5	6,026.4	15.9%
Loss for the Year	(909.2)	(490.1)	85.5%
Loans and financing	5,193.0	4,963.2	4.6%

Operating Revenue

The net operating revenue of TCP increased by 1.8%, totaling R$ 7,473.2 million in 2005 against R$ 7,341.0 million in 2004, due to the 3.2% increase in the net revenue from services, partially offset by the 5.4% drop in the revenue from sales of handsets and accessories.

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The net operating revenue from services increased by 3.1%, totaling R$ 6,361.0 million in 2005, against R$ 6,165.6 in 2004. Such increase reflects the growth in the average customer base and traffic, offer of new data services. Changes in the customer mix should also be considered, with increased participation of prepaid customers and the impact of “right planning” targeted loyalty plans.

The net operating revenue from sales of products in 2005 was R$ 1,112.2 million, a 5.7% reduction in relation to 2004, which recorded R$ 1,175.4 million. Such reduction is related to the number of handsets sold, as well as the effects of better commercial agreements with suppliers.

Operating Costs and Expenses

The operating costs increased by 15.9%, totaling R$ 6,986.5 million in 2005, mainly due to the increase in selling expenses and to the intense competitive activity during the period.

Loss for the Current Year

The consolidated loss recorded for 2005 was R$909.2 million.

Loans and Financing

At the end of 2005, the Company’s debt was R$ 5,193.0 million (R$ 4,963.2 million at the end of 2004), of which 62% was denominated in foreign currency and entirely protected by derivative transactions.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 1,022.1 million) and by derivative assets and liabilities (R$ 310.1 million in net liabilities), resulting in net debt of R$ 4,481.0 million (R$ 3,809.2 million at December 31, 2004).

6 – Investments – CAPEX (Capital Expenditures)

The Company continued with its projects for improvement and expansion of the capacity of services rendered, increase of the CDMA 1XRTT network in substitution of the TDMA network in TCO, evolution and expansion of the covered area of 1XRTT in GT, expansion of own transmission routes, systems centralization and integration (invoicing, collection and CRM, among others), development of new data transmission services and opening and renovation of sales points, recording a total investment of R$ 1,557.7 million during the year.

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7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TCP shares started being traded on the São Paulo Stock Exchange – BOVESPA on September 21, 1998, under the symbols TSPP3 (common shares – ON) and TSPP4 (preferred shares – PN) and on the New York Stock Exchange – NYSE on November 16, 1998 under the symbol TCP (American Depositary Receipts – ADRs).

The market price of the registered common shares – ON and of the registered preferred shares – PN was, respectively, R$ 8.49 and R$ 8.85, at the trading session of 12/30/2005. In 2005, TCP shares recorded a daily average trading volume of R$ 396.48 thousand for ON shares and R$ 12,494.84 thousand for PN shares on the São Paulo Stock Exchange.

On the NYSE, the ADRs were traded at year end for the price of US$ 3.78, with a total of 157,063,941 ADRs outstanding. A total of 347.4 million ADRs were traded in 2005, representing a daily average amount of US$ 6.46 million.

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Per share	2005	2004**
Loss (R$)	(1.35)	(0.99)
Equity Value (R$)	6.06	6.20
ADR Prices in US$	3.78	6.74
Preferred Share Prices (R$)*	8.85	7.19
Common Share Prices (R$)*	8.49	5.00

(*)	Closing price in Bovespa’s last trading session of the year

(**)	Change due to reverse stock split

The Company’s Capital Stock in December 2005 was R$ 6,670,152,498.26, represented by 250,457,704 common shares and 411,866,638 preferred shares.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of shares of TCO to convert it into a wholly owned subsidiary of TCP, as well as the merger of the companies TSD, TLE and CRTPart into TCP, in accordance with the terms and conditions found in the publication of such Relevant Fact of the same date. The corporate reorganization was approved by the companies’ shareholders on February 22, 2006.

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The managements of TCP, TCO, TSD, TLE and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP, TCO, TSD, TLE and CRTPar businesses, and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.

Issue of TCP Debentures

On May 1, 2005, TCP issued two series of debentures with a total principal of R$1.0 billion, both of which will mature in May 2015. The first series, amounting to R$200,000 million, will earn interest at the equivalent of 103.3% of the average one-day interbank deposits rate (DI – Extra group one-day Interbank Deposits) paid semi-annually, and will be subject to renegotiation in May 2009. The second series, in the total amount of R$ 800 million, will earn interest at the equivalent of 104.2% of the average one-day interbank deposits rate, paid semi-annually, and will be subject to renegotiation in May 2010. The funding obtained from the issue of debentures was used to pay down short-term debt.

Reverse stock split and change in ADR ratio

On May 4, 2005 TCP completed a reverse stock split and grouped every block of 2,500 common and preferred shares into one common or preferred share, respectively. TCP also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TCP shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs as regards both the Company and its Shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market by starting to trade in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase

On July 29, 2005, the Board of Directors of TCP approved a capital increase and issued a total 29,298,932 new common shares at the issue price of R$ 8.28 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 16, 2005 and June 27, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled Brasilcel, as the controlling shareholder of TCP, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to TCP included R$120,850,877 in tax benefits for the fiscal year ending on December 31, 2004 and R$121,744,279 for fiscal years 2002 and 2003.

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Ownership structure in December 2005:

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8 – Corporate Governance

Investor Relations

TCP works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TCP keeps information and communication channels available by telephone, e-mail and website, containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TCP in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

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Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

Board of Directors

The Board of Directors of TCP is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for

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international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 4,199, against 4,217 in December 2004. Such reduction was mainly due to the centralization of some activities and optimization of the company’s processes.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var
Technical and Operations	1036	948	9.3%
Marketing and Sales	1801	1941	(7.2%)
Customer Assistance	575	542	6.1%
Financial and Administrative Support	787	786	0.1%
TOTAL	4199	4217	(0.4%)

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Adhesion to the Private Pension Plans represented 60.3% of the total labor count, which means 2,534 workers (Dec/2005).

11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

•	Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

•	Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

•	Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

•	Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

•	Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

•	Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective. This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

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Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the

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departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil´s Environmental Authority).

12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

•	3rd Environmental Benchmarking – Global Telecom S/A—VIVO PR/SC was awarded 3rd place in the case “Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

•	Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case “Waste Management Program”, elected the best by popular vote.

•	Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

•	Caboré Prize – VIVO is elected the Advertiser of the Year.

•	Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

•	Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

•	Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Telesp Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Telesp Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of

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consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Telesp Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

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BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman

Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman

Felix Pablo Ivorra Cano

Shakhaf Wine

Ignacio Aller Mallo

Luis Paulo Reis Cocco

Antonio Gonçalves de Oliveira

Luiz Kaufmann

Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS	DEPUTY MEMBERS
NELSON JIMENES	JOÃO BOTELHO
Preferred Shareholders’ Representative	Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL	FABIANA FAÉ VICENTE RODRIGUES
NORAIR FERREIRA DO CARMO	WOLNEY Q.SCHULLER CARVALHO

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA

Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR

Executive Vice-President for Marketing and Innovation and

Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA

Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA

Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS

Vice-President for Customers

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MANAGEMENT’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OF CELULAR CRT

PARTICIPAÇÕES S.A.

MANAGEMENT’S REPORT

The management of Celular CRT Participações S/A, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years. VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

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Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications). To innovate is one of the key factors in increasing the data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

•	Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

•	Approximately 30 million customers at the end of 2005;

•	100% coverage in all of the municipalities of the State of São Paulo;

•	The greatest coverage in Brazil – servicing over 2,200 municipalities;

•	More than 7,600 points of sale of its own or outsourced;

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•	Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

•	Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

•	15 million downloads since 2003;

•	2 million VIVO Wap users per month;

•	More than 6,300 direct jobs;

•	11th best valued brand on the domestic market, according to Internbrand ranking, worth US$ 218 million;

•	SAP project completed, unifying the entire management system;

•	Data warehouse unification project completed;

•	Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

•	Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

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Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

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Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration. In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers. At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value. We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

•	To maintain its market leadership;

•	To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

•	To Deliver Basic Service with Quality Leadership, adjusting the company’s framework and optimizing key processes such as call center customer service and public stores;

•	Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

•	Selective Growth in segments and regions with higher value-creation potential;

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•	Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

•	Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

•	Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions. In September, with a view to assuring the loyalty of

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high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother’s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept. A data services sample package (SMS + MMS) was offered in addition to this benefit. Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS). The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaign designed to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

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To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

Celular CRT Participações is the holding company that controls 100% of Celular CRT S.A., and operator authorized to provide personal communication services in the State of Rio Grande do Sul.

Operating Performance

As of December 31, 2005, Celular CRT Participações reported a 5.3% increase in its customer base, totaling 3,387 thousand customers, and a 48.3% market share, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market with intense competition.

The figures below show Celular CRT Participações’ operating performance:

The ARPU (average revenue per user) posted in 2005 of R$ 26.3 was lower than that registered in 2004, showing the reduction in the prepaid ARPU, which was caused by, among other factors, the

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drop in outgoing traffic and in the MOU (monthly average of minutes of use per customer), which is impacted by reductions in fixed-mobile inbound traffic.

SAC (subscriber acquisition cost) reached R$177 in 2005, increasing 31.5% in relation to 2004 due to increase in commissions, advertising costs and subsidies in the postpaid segment, partially offset by subsidies in the prepaid segment. The Company experienced an increase in prices of entry-level handsets (known as the “entry-level barrier”) in the fourth quarter of 2005, which contributed to partially offset the pressures on the SAC.

The penetration level in the CRT area in 2005 was 65.6%, indicating that there is still room for market growth.

Infrastructure – Network

Celular CRT’s overlay project was completed in 2005, the purpose of which was to implement the 1XRTT technology in 100% of the municipalities served in the State of Rio Grande do Sul (343 municipalities). In 2005 a total of 109 cities were served by this technology. Another important fact was that 100% of the municipalities served by Celular CRT are now guaranteed digital coverage.

At the end of 2005, Celular CRT mobile phone network covered 69.8% of the municipalities, or 95.9% of the population living in Celular CRT’s concession area. The Company’s network as of December 31, 2005 consisted of 20 switch centers (including Gateways), 1,816 cell stations and 21 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in Porto Alegre through 16 carriers of such technology.

Distribution network

At December 31, 2005 Celular CRT owned 34 purchase points and a Virtual Shop. Additionally, Celular CRT possessed an efficient network of authorized dealers – retail and resale - comprised of 1,111 storefronts (60% working exclusively for CRT) capable of sales of services and handsets.

There were 25,965 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

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Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number

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of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) - Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which CRT’s customer treatment scored 8.3 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

The financial statements as of December 31, 2005 have been reclassified, as applicable, for comparison purposes.

In R$ million	2005	2004	Var.(%)
Net Operating Revenue	1,182.3	1,174.3	0.7%
Operating Costs	802.3	748.1	7.2%
Profit for the Year	130.6	182.6	-28.5%
Loans and Financing	142.7	268.0	-46.8%

Operating Revenue

The net operating revenue of Celular CRT Participações increased by 0.7%, totaling R$ 1,182.3 million in 2005 compared to R$ 1,174.3 million in 2004, resulting from a 5.3% growth in the total

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customer base, partially offset by the effects of loyalty programs, such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customers’ plan based on their profile.

The net operating revenue from services increased by 7.6%, totaling R$ 1,052.1 million in 2005, compared to R$ 977.8 in 2004. This increase reflects the growth in the average customer base and total traffic, primarily driven by outgoing traffic. Data revenue increased by 43.4% representing 8.9% of net services revenue. This consistent increase is due to more widespread access and use of such services, in addition to several services launched and an increase in the customer base.

The net operating revenue from sales of products in 2005 was R$ 130.2 million, a 33.9% reduction in relation to 2004, which recorded R$ 197.1 million. Such reduction was due to competitive market conditions and a strategy of focusing on high and medium end customers in the Company’s business activity, including maintaining higher entry-level barriers during the fourth quarter.

Operating Costs

The operating costs increased by 7.3% in 2005 compared to 2004, totaling R$ 1,023.6 million, which was due to an increase in selling expenses, an increase in Fistel tax and an increase of 16% in the average customer base, as well as an increase in third-party services, and property lease costs and data circuits.

The cost of goods sold decreased as a result of the smaller number of activated handsets, although partially offset by the incentives for exchanges of TDMA terminals for CDMA terminals.

The selling expenses are due to an increase in the cost of third-party services an in provisions for doubtful accounts.

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Profit for the Current Year

The Net Profit of Celular CRT Participações was R$ 130.6 million in 2005.

Loans and Financing

At December 31, 2005, the Company’s debt was R$ 142.7 million, of which 100% was denominated in foreign currency and entirely protected by derivative transactions compared to R$ 268.0 million at December 31, 2004.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 379.6 million) and by derivative assets and liabilities (R$ 18.8 million in net liabilities), resulting in a net cash position of R$ 218.0 million (R$ 237.2 million at December 31, 2004).

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 239.2 million, were primarily used for the following: (i) more accelerated migration from TDMA to CDMA technology; (ii) information systems; (iii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iv) terminals and technology for serving the corporate market segment.

7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

Celular CRT Participações’ shares are traded on the São Paulo Stock Exchange – BOVESPA under the symbols CRTP3 (common shares) and CRTP5 (preferred shares).

In 2005, Celular CRT Participações’ shares recorded a daily average trading volume of R$ 170.86 thousand for common shares and R$ 2,413.09 thousand for preferred shares on the São Paulo Stock Exchange – BOVESPA. On December 30, 2005, the market price of the registered common shares and of the registered preferred shares was R$ 55.00 and R$ 60.00, respectively.

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Per share	2005	2004
Profit	3.89	5.64
Equity Value	36.37	56.34
Preferred share prices*	55.00	535.00
Common share prices*	60.00	404.94

(*)	Closing price on Bovespa’s last trading session of the year.

The Company’s Capital Stock in December 2005 was R$ 327,522,450.29, represented by 14,439,063 common shares and 18,841,781 preferred shares.

Interest on Shareholders’ Equity

The Company’s Board of Directors, in conformity with Law no. 9249/95 of the Brazilian Securities and Exchange Commission, approved interest on shareholders’ equity in the total amount of R$ 18.6 million (R$ 0.538573125 per common share and R$ 0.592430438 per preferred share), and after including a 15% withheld income tax, the total net interest amounted to R$ 15.8 million (R$ 0.457787156 per common share and R$ 0.503565872 per preferred share, except for shareholders who were able to evidence their tax immunity or tax-exempt status). The corresponding credit was posted in the Company’s accounting records on December 31, 2005.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of CRTPart into TCP. The corporate reorganization was approved by the companies’ shareholders on February 22, 2006.

The managements of TCP and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company and cancellation of CRTPart’s equity will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization

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and streamlining of the TCP and CRTPart businesses, and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.

Reverse stock split

On May 4, 2005 Celular CRT completed a reverse stock split and grouped every block of 100 common and preferred shares into one common or preferred share, respectively. After shares were grouped, Celular CRT shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one-thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs as regards both the Company and its Shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase

On July 29, 2005, the Board of Directors of Celular CRT approved a capital increase and issued a total 929,892 new common shares at the issue price of R$ 35.80 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 16, 2005 and June 27, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled Brasilcel, as the controlling shareholder of Celular CRT, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to Celular CRT included R$ 33,290,159.91 in tax benefits for the fiscal year ending on December 31, 2004.

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Ownership structure in December 2005

8 – Corporate Governance

Investor Relations

Celular CRT Participações works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, CRT keeps information and communication channels available by telephone, e-mail and website, which was reformulated, containing updated information about the company’s operations.

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Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of Celular CRT in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

Board of Directors

The present Board of Directors of Celular CRT Participações is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

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Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE

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FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 435, compared to 538 in December 2004, representing a decrease of 11.9%.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var
Technical and Operations	131	151	(13.2%)
Marketing and Sales	191	259	(26.3%)
Customer Assistance	41	56	(26.8%)
Financial and Administrative Support	72	72	—
TOTAL	435	538	(19.1%)

Adhesion to the Private Pension Plans represented 51.3% of the total labor count, which means 223 workers (Dec/2005).

11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

•	Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

•	Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

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VIVO’s Contribution to the Environment

•	Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

•	Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

•	Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

•	Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective. This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

•	Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil’s Environmental Authority).

12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

•	3rd Environmental Benchmarking – Global Telecom S/A—VIVO PR/SC was awarded 3rd place in the case “Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

•	Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case “Waste Management Program”, elected the best by popular vote.

•	Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

•	Caboré Prize – VIVO is elected the Advertiser of the Year.

•	Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

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•	Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

•	Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Celular CRT Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Celular CRT Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Celular CRT Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

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BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman

Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman

Felix Pablo Ivorra Cano

Shakhaf Wine

Ignacio Aller Mallo

Luis Paulo Reis Cocco

Antonio Gonçalves de Oliveira

Luiz Kaufmann

Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS	DEPUTY MEMBERS
CLAUDIO JOSÉ CARVALHO DE ANDRADE	DANIEL VIDAL DE ALMEIDA
Preferred Shareholders’ Representative	Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL	FABIANA FAÉ VICENTE RODRIGUES
ADEMIR JOSÉ MALLMANN	NORAIR FERREIRA DO CARMO

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA

Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR

Executive Vice-President for Marketing and Innovation and

Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA

Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA

Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS

Vice-President for Customers

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MANAGEMENT’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

MANAGEMENT’S REPORT

The management of Tele Sudeste Celular Participações S/A – “TSD”, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years. VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

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Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications). To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

•	Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

•	Approximately 30 million customers at the end of 2005;

•	100% coverage in all of the municipalities of the State of São Paulo;

•	The greatest coverage in Brazil – servicing over 2,200 municipalities;

•	More than 7,600 points of sale of its own or outsourced;

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•	Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

•	Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

•	15 million downloads since 2003;

•	2 million VIVO Wap users per month;

•	More than 6,300 direct jobs;

•	11th best valued brand on the domestic market, according to Internbrand ranking, worth US$ 218 million;

•	SAP project completed, unifying the entire management system;

•	Data warehouse unification project completed;

•	Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

•	Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

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Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

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Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration. In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers. At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value. We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

•	To maintain its market leadership;

•	To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

•	To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

•	Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

•	Selective Growth in segments and regions with higher value-creation potential;

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•	Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

•	Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

•	Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions. In September, with a view to assuring the loyalty of

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high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept. A data services sample package (SMS + MMS) was offered in addition to this benefit. Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS). The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaign designed to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

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To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

TSD is the holding company that controls 100% of Telerj Celular S.A. and of Telest Celular S.A., which are both authorized to provide personal mobile services within their respective areas of coverage. Telerj Celular S.A. operates in the State of Rio de Janeiro and Telest Celular S.A. in the State of Espírito Santo.

Operating Performance

As of December 31, 2005 TSD reported an 8.3% increase in its customer base, totaling 4,740 thousand customers, with a market share of 42.6%, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market with intense competition.

The figures below show TSD’s operating performance:

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The ARPU (average revenue per user) posted in 2005 of R$32.2 was lower than that registered in 2004 due to the expansion of the total customer base and a reduction in the inbound ARPU caused by a reduction in fixed-mobile traffic, as well as a drop in MOU (monthly average of minutes of use per customer), which was 92 in 2005.

SAC (subscriber acquisition cost) reached R$172 in 2005, with the increase in relation to 2004 due to market conditions during the year and customized campaigns targeting postpaid subscribers. The fourth quarter of 2005 could be characterized by an increase in prices of entry-level handsets (known as the “entry-level barrier”), which contributed to partially offset pressures on the SAC.

The penetration level in 2005 was 58.8%, indicating that there is still room for market growth.

Infrastructure – Network

In 2005, 1xRTT technology managed to cover 100% of the municipalities in the states of Rio de Janeiro and Espírito Santo (170). This year, 104 new municipalities within TSD concession area were provided 1XRTT technology.

At the end of 2005, TSD’s mobile phone network covered 100% of the municipalities within TSD’s concession area. At the end of 2005, the Company’s network consisted of: 24 switch centers (including Gateways), 1,940 cell stations and 28 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in the main cities of the state of Rio de Janeiro: Rio de Janeiro, Niterói, Armação dos Búzios and Campos de Goytacazes.

At the end of the year, TSD had installed 125 EV-DO carriers in its mobile network, all of them in the State of Rio de Janeiro.

Distribution Network

On December 31, 2005 TSD owned 51 purchase points, a Virtual Shop and Telemarketing, in addition to an efficient network of authorized dealers – retail and resale – comprised of around 884 storefronts (55% working exclusively for TSD) that can handle sales of services and handsets.

There were 40,767 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

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Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

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Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) - Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs—on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TSD’s customer treatment scored 8.4 in the last two months of 2005.

5 – Economic and Financial Performance

In R$ million	2005	2004	Var.(%)
Net operating revenue	2,078.0	1,927.0	7.8%
Operating costs and expenses	1,921.7	1,791.8	7.2%
Net Profit	111.2	92.8	19.8%
Loans and financing	—	50.3	-100%

Operating Revenue

The net operating revenue of TSD was R$ 2,078.0 million in 2005, compared to R$ 1,927.0 million in 2004, thus amounting to a 7.8% increase resulting from growth in the total customer base.

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The net operating revenue from services increased by 9.9% in 2005 in relation to 2004, from R$ 1,604.5 million to R$ 1,762.8 million in 2005, due to increase in the customer base and use of data services, partially offset by the effects of loyalty programs, such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customer’s plan based on their profile.

The net operating revenue from sales of products decreased by 2.3% compared to 2004, from R$ 322.5 million to R$ 315.2 million, due to a strategy adopted in response to market conditions for the acquisition of new customers, which is focused on high and medium end customers. Worthy of mention is the maintenance of higher entry-level barriers in the fourth quarter.

Operating Costs and Expenses

The operating costs increased by 7.2% compared to 2004, totaling R$ 1,921.7 million which was primarily due to an increase in costs for third-party services, especially publicity and commissions related to recharges and post-sale “client care”, associated with the increase in the total traffic recorded in 2005, as well as an increase in provisions for doubtful accounts.

The increase of 2.8% in the cost of services rendered during 2005, in relation to 2004, results from an increase in Fistel tax due to growth in the customer base, in lease/insurance and condominium costs, especially property lease costs, as well as third-party services, mainly for network maintenance and electricity costs, partially offset by the reduction in means of connection (network and transmission elements) and interconnection.

Income for the Current Year

TSD’s net income was R$ 111.2 million in 2005.

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Loans and Financing

At December 31, 2005, the Company recorded no debt with financial institutions, while the Company’s debt at the end of 2004 was R$ 50.3 million at December 31, 2004.

Cash and financial investments on December 31, 2005 were R$ 454.4 million, offset by derivative assets and liabilities relating to supplier coverage (R$ 3.7 million payable), resulting in a net cash position of R$ 450.7 million (R$ 290.6 million in 2004).

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 297.1 million were used primarily for the following: (i) information systems; (ii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iii) terminals and technology for serving the corporate market segment.

7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TSD shares began trading on the São Paulo Stock Exchange – BOVESPA on September 21, 1998, under the symbols TSEP3 (common shares) and TSEP4 (preferred shares) and the ADRs (American Depositary Receipts) began trading on the New York Stock Exchange – NYSE on November 16, 1998, under the symbol TSD.

In 2005, TSD shares recorded a daily average trading volume of R$ 116.5 thousand for common shares and R$ 271.91 thousand for preferred shares on the São Paulo Stock Exchange. The market price of the registered common shares and of the registered preferred shares was R$ 25.70 and R$ 28.00, respectively, at the trading session of December 30, 2005.

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On the New York Stock Exchange – NYSE, the ADRs were traded at year end for the price of US$ 12.11, with a total of 35,476,545 ADRs outstanding. A total of 455.7 thousand ADRs were traded in 2005, representing a daily average amount of US$ 18.24 thousand and appreciation of 14.2%.

Per share	2005	2004**
Profit	1.21	1.05
Equity Value	22.29	21.95
ADR Prices in US$	12.11	10.60
Preferred Share Prices*	25.70	6.29
Common Share Prices*	28.00	4.78

(*)	Closing price on the last trading session of the year at Bovespa.

(**)	Change due to reverse stock split.

The Company’s Capital Stock in December 2005 was R$ 927,944,994.12, represented by 39,916,217 common shares and 51,915,007 preferred shares.

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Interest on Shareholders’ Equity

The Company’s Board of Directors, in conformity with article 9 of Law no. 9249/95 of the Brazilian Securities and Exchange Commission, approved interest on shareholders’ equity in the total amount of R$ 34.9 million (R$ 0.359367207 per common share and R$ 0.395303927 per preferred share), and after including a 15% withheld income tax, the total net interest amounted to R$ 29.6 million (R$ 0.305462126 per common share and R$ 0.336008338 per preferred share, except for shareholders who were able to evidence their tax immunity or tax-exempt status). The corresponding credit was posted in the Company’s accounting records on December 31, 2005. In order to comply with the provisions in the Company’s Articles of Incorporation, preferred shares are entitled to receive minimum dividends 10% higher than the dividends paid to common shares.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of shares of TCO to convert it into a wholly owned subsidiary of TCP, as well as the merger of the companies TSD, TLE and CRTPart into TCP, in accordance with the terms and conditions found in the publication of such Relevant Fact of the same date. The corporate reorganization was approved by the companies’ shareholders on February 22, 2006.

The managements of TCP, TCO, TSD, TLE and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP, TCO, TSD, TLE and CRTPar businesses, and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.

Reverse stock split and change in ADR ratio

On May 4, 2005 TSD completed a reverse stock split and grouped every block of 5,000 common and preferred shares into one common or preferred share, respectively. TSD also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TSD shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one-thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs as regards both Company and its shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase

On July 29, 2005, the Board of Directors of TSD approved a capital increase and issued a total 2,029,225 new common shares at the issue price of R$ 17.98 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 16, 2005 and June 27, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

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This capital increase enabled Brasilcel, as the controlling shareholder of TSD, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to TSD included R$ 36,485,465 in tax benefits for the fiscal year ending on December 31, 2004.

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Ownership Structure in December 2005

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8 – Corporate Governance

Investor Relations

TSD works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TSD keeps information and communication channels available by telephone, e-mail and website, containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TSD in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

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Board of Directors

The Board of Directors of TSD is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The

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achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to the regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 1,099, compared to 1,219 in December 2004, with a reduction in all the areas of the business, which amounted to a 9.8% reduction.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var
Technical and Operations	348	365	(4.7%)
Marketing and Sales	331	376	(12.0%)
Customer Assistance	169	190	(11.1%)
Financial and Administrative Support	251	288	(12.8%)
TOTAL	1099	1219	(9.8%)

Adhesion to the Private Pension Plans represented 82.5% of the total labor count, which means 907 workers.

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11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

•	Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

•	Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

•	Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

•	Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

•	Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

•	Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective. This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

•	Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil’s Environmental Authority).

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12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

•	3rd Environmental Benchmarking – Global Telecom S/A - VIVO PR/SC was awarded 3rd place in the case “Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

•	Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case “Waste Management Program”, elected the best by popular vote.

•	Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

•	Caboré Prize – VIVO is elected the Advertiser of the Year.

•	Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

•	Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

•	Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Tele Sudeste Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Tele Sudeste Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

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Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Tele Sudeste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

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BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman

Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman

Felix Pablo Ivorra Cano

Shakhaf Wine

Ignacio Aller Mallo Luis Paulo Reis Cocco

Antonio Gonçalves de Oliveira

Luiz Kaufmann

Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS	DEPUTY MEMBERS
CLAUDIO JOSÉ CARVALHO DE ANDRADE	DANIEL VIDAL DE ALMEIDA
Preferred Shareholders’ Representative	Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL	FABIANA FAÉ VICENTE RODRIGUES
MILTON SHIGUEO TAKARADA	JOSÉ RICARDO DE SOUSA PORPINO

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA

Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR

Executive Vice-President for Marketing and Innovation and

Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA

Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA

Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS

Vice-President for Customers

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MANAGEMENT’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OF TELE LESTE CELULAR

PARTICIPAÇÕES S.A.

MANAGEMENT’S REPORT

The management of Tele Leste Celular Participações S/A – “TLE”, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years. VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

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Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications). To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

•	Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

•	Approximately 30 million customers at the end of 2005;

•	100% coverage in all of the municipalities of the State of São Paulo;

•	The greatest coverage in Brazil – servicing over 2,200 municipalities;

•	More than 7,600 points of sale of its own or outsourced;

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•	Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

•	Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

•	15 million downloads since 2003;

•	2 million VIVO Wap users per month;

•	More than 6,300 direct jobs;

•	11th best valued brand on the domestic market, according to Internbrand ranking, worth US$218 million;

•	SAP project completed, unifying the entire management system;

•	Data warehouse unification project completed;

•	Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

•	Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show an improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

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Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

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Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration. In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers. At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value. We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

•	To maintain its market leadership;

•	To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

•	To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

•	Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

•	Selective Growth in segments and regions with higher value-creation potential;

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•	Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

•	Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

•	Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions. In September, with a view to assuring the loyalty of

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high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept. A data services sample package (SMS + MMS) was offered in addition to this benefit. Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS). The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaign designed to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

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To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

Tele Leste Celular Participações S.A. is the holding company that controls 100% of Telebahia Celular S.A. and Telergipe Celular S.A., both authorized to provide personal mobile services within their respective areas of coverage. Telebahia Celular S.A. operates in the State of Bahia and Telergipe Celular S.A. in the State of Sergipe

Operating Performance

As of December 31, 2005, TLE reported a 11.9% increase in its customer base, totaling 1,477 thousand customers, with a market share of 31.8%, thus proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market with intense competition.

The figures below show TLE’s operating performance:

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The ARPU (average revenue per user) posted in 2005 of R$ 28.5 was lower than that registered in 2004 due to the customer loyalty programs, expansion of the total customer base and, primarily, to a reduction in the inbound ARPU, caused by a reduction in fixed-mobile traffic. Total MOU (monthly average of minutes of use per customer) remained mostly stable during the period.

SAC (subscriber acquisition cost) reached R$129 in 2005, with the increase in relation to 2004 due to stronger competition and customized campaigns targeting postpaid subscribers. The fourth quarter of 2005 could be characterized by an increase in prices of entry-level handsets (known as the “entry-level barrier”), which contributed to partially offset pressures on the SAC.

The penetration level in 2005 was 29.2%, indicating that there is still room for market growth.

Infrastructure – Network

In 2005, an additional 25 municipalities within the TLE concession area were provided with 1xRTT technology. In 2005, 100% of the municipalities within the TLE concession area were covered by digital services.

The mobile phone network of TLE ended the year covering 33.1% of the municipalities, or 70.3% of the population living in its concession area. In the end of 2005, the company’s network consisted of: 9 switch centers (including Gateways), 480 cell stations and 26 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in Salvador, Camaçari and Barra do Una through 22 carriers providing such technology.

Distribution network

On December 31, 2005, TLE owned 26 purchase points, a Virtual Shop and customers had the ability to order by phone, in addition to an efficient network of authorized dealers – retail and resale – comprised of 424 storefronts (48% working exclusively for TLE) that can handle sales of services and handsets.

There were 16,725 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

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Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number

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of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) - Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TLE’s customer treatment scored 8.7 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

The financial statements for December 31, 2005 were reclassified, as applicable, for comparison purposes:

In R$ million	2005	2004	Var.(%)
Net Operating Revenue	561.8	487.0	15.4%
Operating Costs and Expenses	584.7	488.0	19.8%
Loss for the Current Year	(92.1)	(34.2)	169.3%
Loans and Financing	317.0	314.1	0.9%

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Operating Revenue

The net operating revenue of TLE was R$ 561.8 million in 2005, compared to R$ 487.0 million in 2004, amounting to a 15.4% increase resulting from an 11.9% growth in the total customer base and increased usage of telecommunication services.

The net operating revenue from services increased by 11.7% in 2005 compared to 2004, from R$ 428.0 million to R$ 478.1 million, despite the continued impact of the SMP (Bill and Keep and Carrier Selection Code) effect. This increase was due to the growth in the customer base (while maintaining the mix of types of customers) and in the usage of data services, partially offset by the loyalty programs such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customers’ plan based on their profile.

The net operating revenue from sales of products increased by 41.9% in 2005 compared to 2004, from R$ 59.0 million to R$ 83.7 million, due to the Company’s increased commercial activity.

Operating Costs and Expenses

The operating costs increased by 19.8% compared to 2004, totaling R$ 584.7 million, which was due in part to an increase in Fistel tax payments, increases in lease expenses, insurance and condominium expenses, as well as costs of third-party services, especially government services. Such increase was also impacted by an increase in selling expenses due to an increase in commercial activity and consequent increase in costs of third-party services, especially expenses associated with publicity and commissions related to recharges and post-sale “client care”, and an increase in provisions for doubtful accounts.

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Loss for the Current Year

The loss recorded for 2005 was R$ 92.1 million.

Loans and Financing

At December 31, 2005, the Company’s debt was R$ 317.0 million, which is 54% denominated in foreign currency and fully protected by derivative transactions compared to R$ 314.1 million at December 31, 2004.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 17.0 million) and by derivative assets and liabilities (R$ 44.1 million liabilities), resulting in net debt of R$ 344.1 million (R$ 257.2 million at December 31, 2004).

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 128.2 million, were used primarily for the following factors: (i) consolidation and rationalization of the information systems; (ii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iii) terminals and technology for serving the corporate market segment.

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7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TLE shares are traded on the São Paulo Stock Exchange – BOVESPA under the symbols TLCP3 (common shares) and TLCP4 (preferred shares) and on the New York Stock Exchange – NYSE under the symbol TBE (American Depositary Receipts – ADRs).

In 2005, TLE shares recorded a daily average trading volume of R$ 60.58 thousand for common shares and R$ 843.07 thousand for preferred shares on the São Paulo Stock Exchange. The market price of the registered common shares and of the registered preferred shares was R$ 30.50 and R$ 34.53, respectively, at the trading session on December 30, 2005.

On the New York Stock Exchange – NYSE, the ADRs were traded at year end for the price of US$ 14.15, with a total of 1,433,233 ADRs outstanding. A total of 1.1 million ADRs were traded in 2005, representing a daily average amount of US$ 41.21 thousand and appreciation of 16.5%.

Per share	2005	2004
Loss	(9.15)	(3.52)
Equity Value	27.27	39.00
ADR Prices in US$	14.15	12.15
Preferred Share Prices*	34.53	0.64
Common Share Prices*	30.50	0.53

(*)	Closing price on the last trading session of the year at Bovespa.

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As a result of the loss for the year and of the absence of retained profits, no resolution has been made for distribution of dividends based on the Company’s income as of December 31, 2005, in conformity with the Company’s Articles of Incorporation.

The Company’s Capital Stock in December 2005 was R$ 306,830,239.55, represented by 3,376,560 common shares and 6,267,718 preferred shares.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”) and Tele Leste Celular Participações S.A. (“TLE”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of TLE into TCP. The corporate reorganization was approved by the companies’ shareholders on February 22, 2006.

The managements of TCP and TLE believe that reorganizing the company and thereby concentrating all shareholders of both Companies in a single publicly held company and cancellation of TLE’s equity will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP and TLE businesses and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.

Reverse stock split and change in ADR ratio

On May 4, 2005 TLE completed a reverse stock split and grouped every block of 50,000 common and preferred shares into one common or preferred share, respectively. TLE also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TLE shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one-thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs for both the Company and its shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase and Cancellation of Treasury Shares

On July 29, 2005, the Board of Directors of TLE approved a capital increase and issued a total 31,915 new common shares at the issue price of R$ 15.35 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 13, 2005 and June 24, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled Brasilcel, as the controlling shareholder of TLE, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of

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goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to TLE included R$ 489,733 in tax benefits for the fiscal year ending on December 31, 2004. At the meeting held on March 28, 2005, in matter prior to the resolution on the grouping of shares concluded in May 2005, the General Meeting of Shareholders of TLE approved the cancellation of 252,498 common shares and of 51,102,580 preferred shares that were held as treasury shares.

Ownership structure in December 2005

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8 – Corporate Governance

Investor Relations

TLE works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TLE keeps information and communication channels available by telephone, e-mail and website, containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TLE in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

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Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

Board of Directors

The Board of Directors of TLE is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for

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international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 351, compared to 376 in December 2004, representing a reduction of 6.6%, without, however, a reduction in quality.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var.
Technical and Operations	93	101	(7.9%)
Marketing and Sales	129	130	(0.8%)
Customer Assistance	67	79	(15.2%)
Financial and Administrative Support	62	66	(6.1%)
TOTAL	351	376	(6.6%)

Adhesion to the Private Pension Plans represented 86.3% of the total labor count, which means 303 workers.

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11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

•	Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

•	Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

•	Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

•	Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

•	Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

•	Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective. This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

•	Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil´s Environmental Authority).

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12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

•	3rd Environmental Benchmarking – Global Telecom S/A—VIVO PR/SC was awarded 3rd place in the case “Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

•	Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case “Waste Management Program”, elected the best by popular vote.

•	Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

•	Caboré Prize – VIVO is elected the Advertiser of the Year.

•	Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

•	Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

•	Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Tele Leste Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Tele Leste Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

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Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Tele Leste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman

Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman

Felix Pablo Ivorra Cano

Shakhaf Wine

Ignacio Aller Mallo

Luis Paulo Reis Cocco

Antonio Gonçalves de Oliveira

Luiz Kaufmann

Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS	DEPUTY MEMBERS
GUSTAVO LESSA CAMPOS NETTO	ONITO BARNABÉ BARBOSA JUNIOR
Common Shareholders’ Representative	Common Shareholders’ Representative
CLAUDIO JOSÉ CARVALHO DE ANDRADE	DANIEL VIDAL DE ALMEIDA
Preferred Shareholders’ Representative	Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL	FABIANA FAÉ VICENTE RODRIGUES
WOLNEY Q. SCHÜLER CARVALHO	OSWALDO VIEIRA LUZ
CLEUTON AUGUSTO ALVES	JOSÉ ALBERTO B. DA CÂMARA GRAÇA

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA

Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR

Executive Vice-President for Marketing and Innovation and

Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA

Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA

Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS

Vice-President for Customers

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MANAGEMENT’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OF TELE CENTRO OESTE

CELULAR PARTICIPAÇÕES S.A.

MANAGEMENT’S REPORT

The management of Tele Centro Oeste Celular Participações S/A – “TCO”, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share.

In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.

The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years. VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.

VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.

One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.

The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

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Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications). To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.

But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.

If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities – or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.

This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

•	Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);

•	Approximately 30 million customers at the end of 2005;

•	100% coverage in all of the municipalities of the State of São Paulo;

•	The greatest coverage in Brazil – servicing over 2,200 municipalities;

•	More than 7,600 points of sale of its own or outsourced;

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•	Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);

•	Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;

•	15 million downloads since 2003;

•	2 million VIVO Wap users per month;

•	More than 6,300 direct jobs;

•	11th best valued brand on the domestic market, according to Internbrand ranking, worth US$ 218 million;

•	SAP project completed, unifying the entire management system;

•	Data warehouse unification project completed;

•	Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and

•	Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$ 44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$ 13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$ 15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

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Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.

Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two-billion mark.

The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.

Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.

It is estimated also that 26% of worldwide mobile service users are lines used by companies.

Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.

Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).

Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil

2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

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Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations. January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration. In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers. At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value. We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

•	To maintain its market leadership;

•	To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

•	To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;

•	Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;

•	Selective Growth in segments and regions with higher value-creation potential;

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•	Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;

•	Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and

•	Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code- 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions. In September, with a view to assuring the loyalty of

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high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept. A data services sample package (SMS + MMS) was offered in addition to this benefit. Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS). The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaign designed to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por –” (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

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To close the year, Brazil’s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.

All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

TCO is the holding company that controls 100% of operators Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., which were collectively referred to as “Area 7”, Norte Brasil Telecom S.A. (“NBT”), former “Area 8”, and TCO IP, another company that offered solutions to the data services market via IP (Internet Protocol). The Company, besides acting as a holding company, operates in the same manner as its controlled companies, being authorized to provide Personal Communications Services (“SMP”) in the Federal District. Its controlled companies operate in the states of Goiás and Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, and through NBT in the states of Roraima, Amapá, Pará, Amazonas, and Maranhão.

Operating Performance

As of December 31, 2005, TCO reported a 17.1% increase in its customer base, totaling 6,815 thousand customers, and a 45.5% market share.

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The figures below show TCO’s operating performance:

The ARPU (average revenue per user) posted in 2005 of R$25.9 was lower than that registered in 2004 due to the expansion of the total customer base and, primarily, to a reduction of the prepaid ARPU, which was caused by, among other factors, the outbound traffic of this market segment, as well as a drop in MOU (monthly average of minutes of use per customer) which was 73.0, which was impacted, in turn, by the reduction in the fixed-mobile traffic.

SAC (subscriber acquisition cost) reached R$129.0 in 2005. The increase in relation to 2004 was due to stronger competition, customized campaigns targeting postpaid subscribers, and technology migration. The fourth quarter of 2005 could be characterized by an increase in prices of entry-level handsets (known as the “entry-level barrier”), which contributed to partially offset the pressures on the SAC.

The penetration level in 2005 was 44.0%, up 9.2 p.p. in relation to 2004, indicating that there is still room for market growth.

Infrastructure – Network

TCO’s CDMA overlay project continued in 2005, in the states served by TCO and NBT. CDMA and 1XRTT technology were provided to an additional 256 municipalities within the TCO concession and an additional 50 new municipalities were served by TCO.

In addition, 100% of the municipalities served by TCO are now assured digital coverage.

The mobile phone network of TCO and NBT, which operate with TDMA, CDMA and 1XRTT technologies as well as in analogical technology, ended the year covering 44.7% of the municipalities, or 80.44% of the population living in TCO’s concession area. The Company’s network as of December 31, 2005 consisted of 37 switch centers (including Gateways), 1,953 cell stations and 89 other pieces of equipment.

In addition, in 2005 EV-DO hot spots were activated in Brasília through 43 carriers of such technology.

Distribution network

At December 31, 2005 TCO owned 69 purchase points and the Virtual Shop, which was available only in the DF (Federal District). Additionally, TCO possesed an efficient network of authorized

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dealers – retail and resale - comprised of 1,905 storefronts (50% working exclusively for TCO) capable of sales of services and handsets.

There were 68,842 points of purchase where users can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

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Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) – a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) - Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on-line electronic measures

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of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TCO’s customer treatment scored 8.3 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

The financial statements as of December 31, 2005 were reclassified, as applicable, for comparison purposes:

In R$ million	2005	2004	Var.(%)
Net Operating Revenue	2,271.5	2,210.5	2.8%
Operating Costs and Expenses	1,885.0	1,529.1	23.3%
Income for the Current Year	339.1	507.1	-33.1%
Loans and Financing	108.9	226.3	-51.9%

Operating Revenue

The net operating revenue of TCO was R$ 2,271.5 million in 2005, compared to R$ 2,210.5 million in 2004, amounting to a 2.8% increase resulting from a 17.1% growth in the total customer base.

The net operating revenue from services increased by 5.0% in 2005 compared to 2004, from R$ 1,879.6 million to R$ 1,972.7 million. This increase was mostly due to the increase in the customer base and in the use of data services, partially offset by the effect of loyalty programs, such as Vivo Ideal and other customer loyalty campaigns aimed at adjusting a customers’ plan based on their profile.

The net operating revenue from sales of products decreased by 9.7% in 2005 compared to 2004, from R$ 330.9 million to R$ 298.8 million. This reduction was due to competitive market conditions and a strategy of focusing on high and medium end customers in the Company’s business activity, including maintaining higher entry-level barriers during the fourth quarter.

Operating Costs and Expenses

The operating costs increased by 23.3%, totaling R$ 1,885.0 million in 2005, compared to R$ 1,529.2 million in 2004, due to an increase in selling expenses, an increase in Fistel tax payments

12

and an increase in the number of links, means of connection and an increase in the customer base. The increase in the costs for third-party services, especially plant maintenance services, as well as electricity costs, also contributed to such increase.

The cost of goods sold decreased, partially due to the lower number of activated handsets in the period. Selling expenses increased due to higher provisions for doubtful accounts and higher third-party services cost, especially publicity and recharge commissions, and client care related to the increase in the total traffic.

Profit for the Current Year

TCO’s net profit was R$ 339.1 million in 2005.

Loans and Financing

At December 31, 2005, the Company´s debt was R$ 108.9 million, of which 28% was denominated in foreign currency and fully protected by derivative transactions compared to R$ 226.3 million at December 31, 2004.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 894.5 million) and by derivative assets and liabilities (R$ 15.2 million in net liabilities), resulting in a net cash position of R$ 770.4 million, higher than the position recorded in 2004, which was R$ 704.2 million.

6 – Capital Expenditures – CAPEX

Capital expenditures in 2005 amounting to R$ 357.0 million were used primarily for the migration from TDMA to CDMA technology (overlay) which started in 2004. In addition, the investments were essentially due to the following factors: (i) consolidation and rationalization of the information systems; (ii) quality maintenance and expansion of coverage to account for the growth in the customer base; and (iii) terminals and technology for serving the corporate market segment.

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7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TCO shares began trading on the São Paulo Stock Exchange – BOVESPA on September 21, 1998, under the symbols TCOC3 (common shares – ON) and TCOC4 (preferred shares – PN) and on the New York Stock Exchange – NYSE on November 16, 1998 under the symbol TRO (American Depositary Receipts – ADRs).

In 2005, TCO shares recorded a daily average trading volume of R$ 784.02 thousand for common shares and R$ 4,909.53 thousand for preferred shares on the BOVESPA. The market price of the registered common shares and of the registered preferred shares was R$ 24.88 and R$ 26.78, respectively, at the trading session on December 30, 2005.

On the NYSE, the ADRs were traded at year end for the price of US$ 11.22, with a total of 30,103,696 ADRs outstanding and appreciation of 13.7%. A total of 53.4 million ADRs were traded in 2005, representing a daily average amount of US$ 2.14 million.

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Per share	2005	2004
Profit	2.67	3.93
Equity Value	21.63	18.93
ADR Prices in US$ (1:3.000 PN)	11.22	9.87
Preferred Share Prices*	26.78	8.73
Common Share Prices*	24.88	12.90

(*)	Closing price on the last session of the year at the Bovespa.

The Company’s Capital Stock in December 2005 was R$ 1,021,737,129.03, represented by 44,332,722 common shares and 85,735,436 preferred shares.

Interest on Shareholders’ Equity

The Company’s Board of Directors approved interest on shareholders’ equity in the total amount of R$ 51,083,270.86 (R$ 0.392742326 per common and preferred share), and after including a 15% withheld income tax, the total net interest amounted to R$ 43,420,780.23 (R$ 0.333830977 per common and preferred share, except for shareholders who were able to evidence their tax immunity or tax-exempt status). The corresponding credit was posted in the Company’s accounting records on December 31, 2005.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of shares of TCO to convert it into a wholly owned subsidiary of TCP, as well as the merger of the companies TSD, TLE and CRTPart into TCP, in accordance with the terms and conditions found in the publication of such Relevant Fact of the same date. The corporate reorganization was approved by the companies’ shareholders on February 22, 2006.

The managements of TCP, TCO, TSD, TLE and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and

15

foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP, TCO, TSD, TLE and CRTPar businesses and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.

Reverse stock split and change in ADR ratio

On May 4, 2005 TCO completed a reverse stock split and grouped every block of 3,000 common and preferred shares into one common or preferred share, respectively. TCO also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TCO shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs for both the Company and its Shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market with their trading in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase and Cancellation of Treasury Shares

On July 29, 2005, the Board of Directors of TCO approved a capital increase and issued a total 3,107,645 new common shares at the issue price of R$ 20.56 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 13, 2005 and June 24, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled TCP, as the controlling shareholder of TCO, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by TCP in July 2005 relative to TCO included R$ 63,893,190 in tax benefits for the fiscal year ending on December 31, 2004. In addition, at the same meeting, the Board of Directors of TCO approved the cancellation of 1,927,812 common shares that were held as treasury shares. The General Meeting of Shareholders, held on March 31, 2005, in a matter prior to the resolution on the grouping of shares completed in May 2005, resolved to reintroduce 1,527,046 Registered Common Shares (ON’s) and 2,087,452 Registered Preferred Shares (PN’s) on the Market, which remained from the Public Offering of Shares which closed in October 2004.

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Ownership structure in December 2005

PORTUGAL TELECOM SGPS S.A.
T 0,01%
T 100%
TELEFÓNICA MÓVILES S.A.
Q 50,00%
T 50,00%
T 49,99%
PT MÓVEIS SGPS S.A.
BRASILCEL, NV
Q = % Quotas
ON = % Ordinárias
PN = % Preferenciais
T = % Total
T 100%
PTELECOM BRASIL LTDA
T 60,15%
T 39,85%
PORTELCOM PART. LTDA
ON 69,09%
PN 50,02%
T 57,23%
ON 23,42%
PN 0,0%
T 8,86%
TELESP CELULAR PARTICIPAÇÕES S.A.
ON 90,59%
PN 32,76%
T 52,47 %
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
ON 100% PN n/a T 100%
TELEGOIÁS CELULAR S.A.
ON 100% PN n/a T 100%
TELEMAT CELULAR S.A.
ON 100% PN n/a T 100%
TELEMS CELULAR S.A.
ON 100% PN n/a T 100%
TELERON CELULAR S.A.
ON 100% PN n/a T 100%
TELEACRE CELULAR S.A.
ON 100% PN 100% T 100%
NORTE BRASIL TELECOM S.A.
ON 100% PN 100% T 100%
TCO IP S.A.

8 – Corporate Governance

Investor Relations

TCO works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

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In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TCO keeps information and communication channels available by telephone, e-mail and website, containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TCO in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

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Board of Directors

The Board of Directors of TCO is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.

Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

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Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 1,264, compared to 1,357 in December 2004, which represents a reduction of 6.9%, which was judiciously carried out in order to avoid quality loss. Worthy of mention is a 22.9% increase in TCO’s sales team.

The distribution per activity is as follows:

Área of Activity	2004	2004	% var
Technical and Operations	267	308	(13.3%)
Marketing and Sales	638	519	22.9%
Customer Assistance	141	285	(50.5%)
Financial and Administrative Support	218	245	(11.0%)
TOTAL	1264	1357	(6.9%)

Adhesion to the Private Pension Plans represented 95.1% of the total labor count, which means 1,202 workers.

11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its

20

mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

•	Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;

•	Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

•	Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

•	Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

•	Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.

•	Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective. This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.

•	Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil´s Environmental Authority).

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12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

•	3rd Environmental Benchmarking – Global Telecom S/A - VIVO PR/SC was awarded 3rd place in the case “Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

•	Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case “Waste Management Program”, elected the best by popular vote.

•	Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

•	Caboré Prize – VIVO is elected the Advertiser of the Year.

•	Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

•	Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

•	Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Tele Centro Oeste Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Tele Centro Oeste Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development

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of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Tele Centro Oeste Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman

Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman

Felix Pablo Ivorra Cano

Shakhaf Wine

Ignacio Aller Mallo

Luis Paulo Reis Cocco

Antonio Gonçalves de Oliveira

Luiz Kaufmann

Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS	DEPUTY MEMBERS
JOÃO JOSÉ CAIAFA TORRES	REINALDO BATISTA RIBEIRO
Preferred Shareholders’ Representative	Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL	FABIANA FAÉ VICENTE RODRIGUES
NORAIR FERREIRA DO CARMO CARVALHO	WOLNEY QUERINO SCHÜLLER

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA

Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA

Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR

Executive Vice-President for Marketing and Innovation and

Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA

Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA

Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS

Vice-President for Customers

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FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OF TELESP CELULAR PARTICIPAÇÕES S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
ASSETS
CURRENT ASSETS
Cash and banks	326	1,231	117,993	111,326
Temporary cash investments	—	93,191	904,153	1,069,532
Trade accounts receivable, net	—	—	1,775,409	1,483,819
Inventories	—	—	258,755	455,312
Advances to suppliers	—	—	18,273	52,878
Interest on shareholders’ equity and dividends	64,148	532,834	—	—
Deferred and recoverable taxes	13,400	118,824	949,115	871,281
Prepaid expenses	807	1,301	187,276	157,235
Derivative contracts	2,777	—	300,662	7,804
Other current assets	14,706	18,052	116,466	154,164

	96,164	765,433	4,628,102	4,363,351

NONCURRENT ASSETS
Recoverable taxes	370,026	211,481	1,352,773	297,804
Deferred income tax	—	—	—	1,099,357
Derivative contracts	1,115	—	5,354	385,296
Prepaid expenses	3,337	1,308	25,030	36,119
Other noncurrent assets	1,945	1,947	54,554	74,177

	376,423	214,736	1,437,711	1,892,753

PERMANENT ASSETS
Investments	7,140,076	7,524,778	1,550,211	2,056,427
Property, plant and equipment, net	231	553	5,993,409	5,603,003
Deferred assets, net	—	—	177,300	223,865

	7,140,307	7,525,331	7,720,920	7,883,295

TOTAL ASSETS	7,612,894	8,505,500	13,786,733	14,139,399

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payroll and related accruals	1,032	1,136	105,106	104,327
Suppliers and trade accounts payable	24,934	16,418	1,536,277	1,692,532
Taxes payable	7,690	5,471	403,210	343,367
Loans and financing	1,066,051	1,909,640	1,546,935	2,896,102
Interest on shareholders’ equity and dividends	—	—	51,771	82,281
Reserve for contingencies	66,946	58,987	170,988	124,296
Derivative contracts	211,456	169,118	321,686	266,200
Other liabilities	22,774	20,997	215,285	134,695

	1,400,883	2,181,767	4,351,258	5,643,800

NONCURRENT LIABILITIES
Loans and financing	2,065,778	1,293,647	3,646,102	2,067,071
Reserve for contingencies	260	—	207,637	195,434
Taxes payable	—	—	169,578	189,341
Derivative contracts	130,632	122,611	294,416	153,835
Other liabilities	—	—	44,086	39,393

	2,196,670	1,416,258	4,361,819	2,645,074

ADVANCE FOR FUTURE CAPITAL INCREASE	—	1,999,942	—	1,999,942

MINORITY INTEREST	—	—	1,058,189	942,924

SHAREHOLDERS’ EQUITY
Capital stock	6,670,152	4,373,661	6,670,152	4,373,661
Capital reserve	793,396	1,089,879	793,396	1,089,879
Accumulated deficit	(3,448,359)	(2,556,159)	(3,448,359)	(2,556,159)

	4,015,189	2,907,381	4,015,189	2,907,381

FUNDS FOR CAPITALIZATION	152	152	278	278

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,612,894	8,505,500	13,786,733	14,139,399

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
GROSS OPERATING REVENUE
Telecommunications services	—	—	8,269,362	7,802,257
Sale of handsets and accessories	—	—	1,985,514	1,953,366

	—	—	10,254,876	9,755,623
Deductions from gross revenue	—	—	(2,781,810)	(2,414,596)

NET OPERATING REVENUE	—	—	7,473,066	7,341,027
Cost of services provided	—	—	(1,770,477)	(1,591,757)
Cost of goods sold	—	—	(1,587,028)	(1,734,445)

GROSS PROFIT	—	—	4,115,561	4,014,825

OPERATING INCOME (EXPENSES)
Selling expenses	—	—	(2,626,546)	(1,909,311)
General and administrative expenses	(8,454)	(8,165)	(659,355)	(620,591)
Other operating expenses	(340,288)	(218,882)	(625,228)	(410,809)
Other operating income	9,631	5,031	282,204	240,910
Equity	49,526	460,077	—	—

	(289,585)	238,061	(3,628,925)	(2,699,801)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSE)	(289,585)	238,061	486,636	1,315,024
Financial expenses	(804,286)	(1,062,151)	(1,630,232)	(1,716,367)
Paid interest on shareholders’ equity	—	—	(24,281)	(39,838)
Financial income	218,884	330,457	712,618	620,965
Received interest on shareholders’ equity	75,468	316,230	—	—

OPERATING INCOME (LOSS)	(799,519)	(177,403)	(455,259)	179,784
Nonoperating income (expenses), net	(17,213)	3,489	(65,318)	(51,184)

PROFIT (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(816,732)	(173,914)	(520,577)	128,600
Income and social contribution taxes	—	—	(246,066)	(327,060)
Minority interest	—	—	(166,884)	(331,522)

LOSS BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	(816,732)	(173,914)	(933,527)	(529,982)
Reversal of interest on shareholders’ equity	(75,468)	(316,230)	24,281	39,838

LOSS FOR THE YEAR	(892,200)	(490,144)	(909,246)	(490,144)

LOSS PER THOUSAND SHARES - R$	(1,347.07)	(0.42)

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

		Capital reserve
	Capital stock	Special goodwill reserve	Share premium	Accumulated deficit	Total
BALANCES AT DECEMBER 31, 2003	4,373,661	990,169	99,710	(2,070,379)	3,393,161

Unclaimed dividends	—	—	—	4,364	4,364
Loss for the year	—	—	—	(490,144)	(490,144)

BALANCES AT DECEMBER 31, 2004	4,373,661	990,169	99,710	(2,556,159)	2,907,381

Capital increase - Special Meeting of January 7, 2005	2,053,896	(53,896)	—	—	2,000,000
Capital increase - Special Meeting of July 31, 2005	242,595	(242,595)	—	—	—
Regulate amount	—	—	8	—	8
Loss for the year	—	—	—	(892,200)	(892,200)

BALANCES AT DECEMBER 31, 2005	6,670,152	693,678	99,718	(3,448,359)	4,015,189

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
SOURCES OF FUNDS
From operating (see below)	—	—	971,625	1,308,567
From shareholders:
Capital increase	58	—	58	—
Advances for future capital increases	—	1,999,942	—	1,999,942
Reserves	8	—	8	—

From third parties:
Loans and financing	1,384,038	894,094	2,288,542	1,240,563
Transfer from noncurrent to current assets	—	—	307,348	219,873
Unclaimed dividends	—	4,364	—	4,364
Transfer from permanent to current assets	—	—	5,276	1,282
Interest on shareholders’ equity and dividends received	99,824	980,928	—	—
Capital stock paid up by minority shareholders	2,904	1,132	—	—
Noncurrent liabilities of intercompany	—	499,033	—	—
Decrease deferred and recoverable taxes	—	—	66,017	—
Decrease in noncurrent assets	3,103	—	21,506	—
Transfer from derivatives to current assets	—	—	311,395	—

Total sources	1,489,935	4,379,493	3,971,775	4,774,591

USES OF FUNDS
From operating (see below)	664,906	683,293	—	—
Additions to property, plant and equipment	—	—	1,546,065	1,392,048
Transfer from noncurrent to current liabilities	—	1,063,407	122	1,397,831
Interest on shareholders’ equity and dividends	—	—	—	509,304
Increase in deferred assets	—	—	580	3,137
Investments in subsidiaries and affiliated	—	909,838	—	—
Goodwill paid on acquisition of subsidiaries	—	487,881	12,100	487,881
Other investments	—	—	8,771	6,873
Increase in deferred taxes	—	—	—	126,902
Increase in noncurrent assets	2,708	—	34,536	61,720
Decrease in noncurrent liabilities	—	—	20,539	—
Transfer from loans, financing and derivative to current liabilities	694,027	—	738,210	—
Transfer from current to noncurrent assets	16,679	6,661	—	—
Dividends proposed - minority shareholders	—	—	46,345	—
Loss on share subscription by minority shareholders	—	—	7,214	—
Other incoming assets	—	—	—	3,303

Total uses	1,378,320	3,151,080	2,414,482	3,988,999

INCREASE IN WORKING CAPITAL	111,615	1,228,413	1,557,293	785,592

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	765,433	557,228	4,363,351	4,387,584
At the end of the year	96,164	765,433	4,628,102	4,363,351

Increase (decrease)	(669,269)	208,205	264,751	(24,233)

Current liabilities:
At the beginning of the year	2,181,767	3,201,975	5,643,800	6,453,625
At the end of the year	1,400,883	2,181,767	4,351,258	5,643,800

Decrease	(780,884)	(1,020,208)	(1,292,542)	(809,825)

INCREASE IN WORKING CAPITAL	111,615	1,228,413	1,557,293	785,592

(Continues)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)	(Continuation)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Loss for the year	(892,200)	(490,144)	(909,246)	(490,144)
Depreciation and amortization	107	90	1,166,172	1,048,142
Minority interest	—	—	166,884	331,522
Monetary and exchange variations on noncurrent items, net	(204,429)	(785)	(253,207)	39,467
Net book value of permanent asset disposals	105	254	38,136	58,030
Reserve for contingencies	260	—	3,251	16,034
Reserve for pension and other post-retirement benefit	—	—	125	(2,831)
Discounts from early payment of liabilities	—	—	(7,425)	—
Deferred taxes	—	(3,874)	—	(10,283)
Equity accounting adjustment	(49,526)	(460,077)	—	—
Loss (gain) on investment subsidiaries	(6,647)	(2,647)	15,830	1,271
Income taxes	—	—	—	2,743
Gain on derivative contracts	149,167	102,541	363,712	88,883
Goodwill amortization	338,149	215,745	386,313	225,733
Prescribed dividends of controlled companies	—	(368)	—	—
Interest on intercompany accounts	—	(44,028)	—	—
Depreciation of shared systems	108	—	1,080	—

Items that do not affect the working capital	(664,906)	(683,293)	971,625	1,308,567

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Net loss	(909,246)	(490,144)
Adjustments to reconcile net loss to cash provided by operating activities:
Minority interest	166,884	331,522
Depreciation and amortization	1,166,172	1,048,142
Depreciation of shared systems	1,080	—
Discount on early payment of liabilities	(7,425)	—
Goodwill amortization	386,313	225,733
Loss on permanent asset disposals	34,481	45,865
Loss on derivative contracts	941,142	913,819
Increase in interest payable	32,051	18,131
Monetary and exchange variation	(388,440)	(319,745)
Provision for loss on investment	15,830	1,271
Other nonoperanting loss	—	5,319
Provision for doubtful accounts	569,847	269,075
Reserve for pension plan	125	(2,831)
Increase in investments given in guarantee	(166,395)	—
Increase in trade accounts receivable	(861,437)	(540,420)
(Increase) decrease in inventories	196,557	(299,214)
(Increase) decrease in recoverable taxes and deferred income taxes	99,924	(267,678)
Decrease in income and social contribution taxes	3,502	—
(Increase) decrease in other current and noncurrent assets	73,181	(132,735)
Increase in payroll and related accruals	779	15,071
Increase (decrease) in accounts payable	(155,832)	371,085
Decrease in taxes payable	36,578	105,488
Increase in reserve for contingencies	58,894	40,103
(Increase) decrease in other current and noncurrent liabilities	8,839	(30,567)

Net cash provided by operating activities	1,303,404	1,307,290

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,546,065)	(1,392,048)
Additions to deferred assets	(580)	(3,137)
Acquisition of TCO	—	(901,502)
Cash received on sale of property, plant and equipment	3,655	12,165
Other investments	(8,771)	(6,873)

Net cash used in investing activities	(1,551,761)	(2,291,395)

FINANCING ACTIVITIES
Loans and financing:
New loans repaid	3,592,689	3,836,116
Loans repaid	(2,999,002)	(4,858,543)
Net settlement on derivatives contracts	(657,993)	113,943
Interest on capital and dividends paid	(76,854)	(85,344)
Cash resulting from grouping of shares	64,344	—
Increase in share capital	58	—
Premium paid on the acquisition of share fractions	8	—
Advances for future capital increase	—	1,999,942

Net cash provided by (used in) financing activities	(76,750)	1,006,114

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(325,107)	22,009

At the beginning of the year	1,180,858	1,158,849
At the end of the year	855,751	1,180,858

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	406,567	504,812
Interest paid	447,694	516,598

NONCASH TRANSACTION
Goodwill on the purchase of TCO	133,370	511,061
Capitalized cost of disassembled tower and equipment	4,853	39,199
Transference to advance for suppliers	5,276	9,096
Unclaimed dividends	—	4,364

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company whose controlling shareholders, on December 31, 2005, are Brasilcel N.V. (57.23% of the total capital stock) and Portelcom Participações S.A. (8.86% of the total capital stock), which is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

TCP is the controlling shareholder of Telesp Celular S.A. (“TC”), Global Telecom S.A. (“GT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), which provide cellular telecommunications services in the States of São Paulo, Paraná, Santa Catarina and Federal District, respectively, including activities necessary or useful to the provision of such services, in accordance with the authorizations granted to them.

The authorizations granted to TC, GT and TCO shall be in force up to August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators’ annual revenues.

TCO is also the controlling shareholder of the following operators:

Operator	TCO interest - %	Operation area	Expiration date of authorization
Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A.	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13
The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries TC, GT and TCO and the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas Ltd.

The subsidiaries are fully consolidated. In consolidation, all intercompany balances and transactions were eliminated.

The reconciliation between the loss for the year of the Company and its subsidiaries for the years ended December 31, 2005 and 2004 is as follows:

2005
Loss of the Company	(892,200)
Tax incentives in the subsidiaries	(7,887)
Donations of direct subsidiaries	(9,147)
Donations of indirect subsidiaries	(12)

Consolidated loss	(909,246)

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)	Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)	Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

d)	Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of loss as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)	Inventories

Consist of handsets and accessories stated at the average acquisition cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventories considered obsolete or slow moving.

f)	Prepaid expenses

Are stated at amounts disbursed for expenses that have not yet been incurred.

g)	Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h)	Investments

Permanent interests in subsidiaries are recorded by the equity method. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of subsidiaries are consistent with those applied by the Company. Other investments are recorded at historic cost.

i)	Property, plant and equipment

Are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements and increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred for disassembled towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)	Deferred charges

Represent preoperating expenses recorded as formation costs of GT, TCO IP and NBT, amortized using the straight-line method over a period of five years for GT and TCO IP, and ten years for NBT.

Goodwill recognized on the acquisition of Ceterp Celular S.A. by TCP on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

Also include amounts paid for point of presence rights (fundos de comércio) relating to stores of the Company. These amounts are being amortized over the term of the related agreements.

k)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the date the financial statements are prepared, on an accrual basis. Deferred taxes attributable to temporary differences, tax loss carryforwards and the negative calculation base for social contribution are recorded by the subsidiaries TC and TCO to the extent it is probable that the assets will be realized.

l)	Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

m)	FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

n)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which the likelihood of an unfavorable outcome is probable.

o)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 27).

p)	Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

q)	Net financial expense

Represents interest and monetary and exchange variation resulting from financial investments, loans and financing obtained and granted.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

r)	Derivatives

The Company and its subsidiaries enter into certain foreign exchange derivative forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates in reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

s)	Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

t)	Loss per thousand shares

Loss per thousand shares is calculated based on the number of shares outstanding on the balance sheet date.

u)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4.	TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Temporary cash investments	—	93,191	904,153	1,069,532

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

As of December 31, 2005, the subsidiary TCO had financial investments of R$166,395, pledged in guarantee of lawsuits.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/2005	12/31/2004
Unbilled amounts from services rendered	247,379	177,214
Billed amounts	990,412	701,938
Interconnection	541,525	389,021
Goods sold	245,492	360,267
Provision for doubtful accounts	(249,399)	(144,621)

Total	1,775,409	1,483,819

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telecomunicações de São Paulo S.A. - Telesp, which represent approximately 11% and 11%, respectively, and Brasil Telecom S.A. - BrT, which represent approximately 13% and 11%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2005	2004
Beginning balance	144,621	135,841
Increase in provision	569,847	269,075
Write-offs and recoveries	(465,069)	(260,295)

Ending balance	249,399	144,621

6.	INVENTORIES

	Consolidated
	12/31/2005	12/31/2004
Digital handsets	298,573	459,791
Accessories and others	5,273	26,252
(-) Provision for obsolescence	(45,091)	(30,731)

Total	258,755	455,312

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

7.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid/recoverable income and social contribution taxes	344,296	188,743	433,496	303,543
IRRF (withholding income tax)	1,690	101,162	78,389	220,945
Recoverable ICMS (State VAT)	—	—	227,712	245,447
Recoverable PIS and COFINS (taxes on revenue)	37,021	39,981	167,371	136,950
Other	—	—	3,126	3,221

Total recoverable taxes	383,007	329,886	910,094	910,106

Deferred tax and social contribution	419	419	1,346,555	1,337,281
ICMS on sales to be recognized	—	—	45,239	21,055

Total	383,426	330,305	2,301,888	2,268,442

Current	13,400	118,824	949,115	871,281
Noncurrent	370,026	211,481	1,352,773	1,397,161

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	12/31/2005	12/31/2004
Tax credits recorded on corporate restructuring	898,717	985,155
Tax credits on provisions for:
Obsolescence	12,143	8,388
Contingencies	86,418	74,842
Doubtful accounts receivable	66,255	42,722
Customer loyalty program	6,357	1,243
Employees’ profit sharing	12,365	8,232
Suppliers	58,319	43,136
Other	58,107	15,026
Tax loss carryforwards	147,874	158,537

Total deferred taxes	1,346,555	1,337,281

Current	477,987	237,924
Noncurrent	868,568	1,099,357

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)	Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

b)	Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized in proportion to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within these periods.

c)	Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

Year	Consolidated 12/31/2005

2006	477,987
2007	238,311
2008	243,561
2009 and thereafter	386,696

Total	1,346,555

The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.	PREPAID EXPENSES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
FISTEL fees	—	—	80,556	103,422
Rentals	—	—	9,840	9,323
Advertising	—	—	101,826	63,085
Financial charges	4,144	2,609	4,670	4,034
Commercial incentives	—	—	3,521	8,689
Other	—	—	11,893	4,801

Total	4,144	2,609	212,306	193,354

Current	807	1,301	187,276	157,235
Noncurrent	3,337	1,308	25,030	36,119

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

9.	OTHER ASSETS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Escrow deposits	—	—	87,783	76,501
Advance for purchase of shares	—	—	—	15,584
Advances to employees	73	71	4,161	4,865
Credits with suppliers	—	—	16,911	33,040
Advance to affiliate for purchase of shares	14,339	13,612	32,761	33,162
Subsidies on handset sales	—	—	22,461	55,596
Other	2,239	6,316	6,943	9,593

Total	16,651	19,999	171,020	228,341

Current	14,706	18,052	116,466	154,164
Noncurrent	1,945	1,947	54,554	74,177

10.	INVESTMENTS

a)	Investments in subsidiaries

Investee	Common stock interest - %	Preferred stock interest - %	Total interest - %
Telesp Celular S.A.	100.00	—	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.59	32.76	52.47

b)	Number of shares held

	In thousands
Investee	Common	Preferred	Total
Telesp Celular S.A.	83,155	—	83,155
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	40,161	28,084	68,245

c)	Information on subsidiaries

	Shareholders’ equity		Net income (loss) for the years ended December 31,
Investee	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Telesp Celular S.A.	3,052,193	2,966,517	130,853	461,685
Global Telecom S.A.	844,201	1,111,313	(270,635)	(180,348)
Tele Centro Oeste Celular Participações S.A.	2,812,921	2,441,502	339,146	507,051

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

d)	Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve provision for losses on investments and other investments, as shown below:

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Investments in subsidiaries	5,064,501	5,059,262	—	—
Goodwill on investment acquisitions, net	1,869,387	2,397,880	1,999,716	2,498,874
Advance for future capital increase	586,625	517,148	12,908	5,704
Provision for investment losses (*)	(380,541)	(449,615)	(462,523)	(449,615)
Other investments	104	103	110	1,464

Balance of investments	7,140,076	7,524,778	1,550,211	2,056,427

(*)	Provisions for investment losses were recorded due to GT’s accumulated deficit and indebtedness as of December 31, 2002 and 2001.

The changes in investment balances of the subsidiaries for the years ended December 31, 2005 and 2004 are as follows:

	2005				2004 Total
Investments in subsidiaries	TC	GT	TCO	Total
Balance at the beginning of the year	2,966,517	1,111,313	981,432	5,059,262	4,647,772
Increase in holding	—	—	48,890	48,890	927,784
Donations	3,488	3,523	2,136	9,147	—
Equity method of accounting (*)	130,853	(270,635)	180,161	40,379	460,077
Distribution of interest on shareholders’ equity	(48,665)	—	(26,803)	(75,468)	(316,230)
Participation gains	—	—	6,647	6,647	4,189
Prescribed dividends and interest on shareholders’ equity in subsidiary	—	—	—	—	368
Distribution of dividends	—	—	(24,356)	(24,356)	(664,698)

Balance as of December 31	3,052,193	844,201	1,168,107	5,064,501	5,059,262

(*)	The equity accounting for the year comprises: (i) result of subsidiaries - R$40,379; and (ii) donations - R$9,147.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

	2005			2004 Total
Goodwill on acquisition of investments, net	GT	TCO	Total
Balance at the beginning of the year	1,077,020	1,320,860	2,397,880	2,638,076
Increase in goodwill - purchase of participation	—	12,100	12,100	487,881
Transfer of goodwill for TCO	—	(133,370)	(133,370)	—
Amortization of goodwill	(125,925)	(281,298)	(407,223)	(215,745)
Transfer of goodwill to special reserve	—	—	—	(511,061)
Write-off of goodwill	—	—		(1,271)

Balance as of December 31	951,095	918,292	1,869,387	2,397,880

Advance for future capital increase - TCO	2005	2004
Balance at the beginning of the year	517,148	25,436
Increase in TCO capital by tax benefit realized	(63,893)	(19,077)
Advance for future capital increase originated by tax benefit - restructuring of TCP	133,370	511,061
Tax effect	—	(272)

Balance as of December 31	586,625	517,148

Reserve for losses - GT	2005	2004
Balance at the beginning of the year	(449,615)	(449,615)
Amortization of losses	69,074	—

Balance as of December 31	(380,541)	(449,615)

As from January 1, 2005, the goodwill paid on acquisitions of GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd., companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004, the tax benefit derived from the goodwill paid on the acquisition of an additional interest in TCO was transferred to that company and its subsidiaries. As a result, R$511,061 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$992,060, was attributed to future profitability and is being amortized over five years.

On August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company. As a result, R$133,370 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO. The remaining goodwill, amounting to R$392,265, was attributed to future profitability and is being amortized over five years.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual depreciation rates - %	12/31/2005			12/31/2004 Net book value
		Cost	Accumulated depreciation	Net book value
Transmission equipment	10.00 to 20.00	4,150,245	(2,394,115)	1,756,130	1,530,834
Switching equipment	10.00 to 20.00	2,022,145	(941,615)	1,080,530	892,914
Infrastructure	4.00 to 20.00	1,396,830	(621,741)	775,089	771,076
Land	—	47,492	—	47,492	48,264
Software use rights	20.00	1,786,287	(922,820)	863,467	539,667
Buildings	2.86 to 4.00	195,123	(40,382)	154,741	136,315
Handsets	66.67	512,807	(386,098)	126,709	120,228
Concession license	6.67	976,476	(496,724)	479,752	588,252
Other assets	6.00 to 20.00	675,559	(309,393)	366,166	184,418
Construction in progress	—	343,333	—	343,333	791,035

Total		12,106,297	(6,112,888)	5,993,409	5,603,003

In the years ended 2005 and 2004, financial expenses incurred on loans, which are financing the construction in progress, were capitalized by the subsidiary GT in the amount of R$6,967 (R$6,761 as of December 31, 2004).

12.	DEFERRED ASSETS, NET

	Consolidated
	Annual amortization rates - %	12/31/2005	12/31/2004
Preoperating costs:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	71,624

		351,587	353,251
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Point of presence rights (fundo de comércio)	(*)	16,231	15,247

		452,083	452,763

Accumulated amortization:
Preoperating expenses		(221,012)	(186,804)
Goodwill - Ceterp Celular S.A.		(42,834)	(34,408)
Point of presence rights (fundo de comércio)		(10,937)	(7,686)

		(274,783)	(228,898)

Total		177,300	223,865

(*)	In accordance with the term of the agreement.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

13.	TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Suppliers	24,803	16,305	1,094,558	1,331,526
Interconnection	—	—	102,668	98,573
SMP transfer (*)	—	—	283,126	200,458
Technical assistance (Note 29)	—	—	25,978	33,709
Other	131	113	29,947	28,266

Total	24,934	16,418	1,536,277	1,692,532

(*)	The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

14.	TAXES PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
ICMS	—	—	416,507	368,593
Income and social contribution taxes	—	—	33,218	29,716
PIS and COFINS	7,474	5,090	68,853	78,412
FISTEL fees	—	—	13,930	20,081
FUST and FUNTTEL	—	—	4,460	4,470
CIDE	—	—	4,021	4,021
Other taxes	216	381	31,799	27,415

Total	7,690	5,471	572,788	532,708

Current	7,690	5,471	403,210	343,367
Noncurrent	—	—	169,578	189,341

Of the long-term portion, R$165,175 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49th month following that in which the ICMS is determined.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

15.	LOANS AND FINANCING

a)	Composition of debt

Description	Currency	Annual interest	Maturity date	Company		Consolidated
				12/31/2005	12/31/2004	12/31/2005	12/31/2004
Financial institutions:
Resolution No. 2,770	US$	1% p.y. to 9.8% p.y.	02/2006 to 01/2008	1,173,390	1,455,484	1,940,082	1,738,126
Resolution No. 2,770		¥0% to 2.98% p.y.	04/2006 to 12/2007	204,537	77,110	352,575	177,068
Debentures	R$	103.3% of CDI to 104.4% of CDI	08/2008 to 05/2015	1,500,000	500,000	1,500,000	500,000
Compror	US$	1% to 6.25% p.y.	02/2006 to 01/2008	—	—	168,749	103,841
Compror		¥0.7% p.y. to 2.75% p.y.	01/2006 to 12/2007	—	—	91,875	—
BNDES	URTJLP	URTJLP + 3.6% p.y. to 4.6% p.y. (a)	01/2006 to 06/2011	—	—	267,714	366,537
BNDES	UMBNDES	3.5% p.y. to 4.6% p.y.	10/2007 to 07/2011	—	—	48,327	74,981
BNDES	R$	100% Selic	12/2005	—	—	—	152,377
Commercial paper	US$	Libor + 1.75% p.y. to 6.30% p.y. to 6.55% p.y.	07/2007 to 12/2007	—	—	491,547	238,896
Promissory notes	R$	101.6% of CDI	05/2005	—	1,000,000	—	1,000,000
Unibanco IGP-M	R$	IGP-M + 9% p.y. to 9.45% p.y.	09/2007 to 11/2007	110,441	—	115,264	—
Export Development Canada - EDC	US$	Libor + 5% p.y.	12/2006	—	—	23,643	71,158
ICMS Teleproduzir (b)	R$	0.02% p.y.	10/2012	—	—	—	15,159
Other	R$	Column 27 FGV	10/2008	—	—	1,292	1,523

Suppliers-
NEC do Brasil	US$	7.3% p.y.	11/2005	—	—	—	7,192

Affiliated companies:
Commercial paper	US$	Libor + 5% p.y.	07/2005	—	—	—	318,528
Investment acquisition - TCO	R$	CDI + 1% p.y.	—	10,696	53,484	10,697	53,484

Accrual interest				132,765	117,209	181,272	144,303

Total				3,131,829	3,203,287	5,193,037	4,963,173

Current				1,066,051	1,909,640	1,546,935	2,896,102
Noncurrent				2,065,778	1,293,647	3,646,102	2,067,071

(a)	In the event that the TJLP (long-term interest rate) exceeds 10% per year, the spread increases to 6%.
(b)	In August 2005 a prepayment was made with the discount resulting of the benefit from the “Teleproduzir Program”, a cooperation agreement with the State of Goiás Government relating to call center implementation.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

b)	Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

	12/31/2005
Year	Company	Consolidated
2007	548,334	2,032,079
2008	517,444	558,091
2009	—	22,253
2010	—	22,253
2011	—	11,426
2011 and thereafter	1,000,000	1,000,000

Total	2,065,778	3,646,102

c)	Restrictive covenants

GT has loans and financings with the National Economic and Social Development Bank (BNDES), the balance of which as of December 31, 2005 was R$232,536 (R$304,305 as of December 31, 2004). According to the contracts, a number of economic and financial ratios should be calculated annually. The subsidiary GT did not comply with the “Total Net Debt/EBITDA” ratio as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

TCO and its subsidiaries have loans from BNDES and Export Development Canada - EDC, the balances of which as of December 31, 2005 were R$83,505 and R$23,643 (R$137,213 and R$71,158 as of December 31, 2004), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts with the BNDES, the borrower did not comply with the “EBITDA Margin” ratio (EBITDA over net operating income) as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

d)	Derivatives

As of December 31, 2005, the Company and its subsidiaries had exchange derivative contracts in the amounts of US$1,189,046 thousand, ¥22,508,949 thousand and €2,482 thousand, (US$1,078,180 thousand, ¥6,879,947 thousand and €25,247 thousand as of December 31, 2004), to hedge all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$310,086 (R$26,935 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

Description	2005	2004
Current assets	300,662	7,804
Noncurrent assets	5,354	385,296

Total	306,016	393,100

Current liabilities	(321,686)	(266,200)
Noncurrent liabilities	(294,416)	(153,835)

Total	(616,102)	(420,035)

Accumulated loss	(310,086)	(26,935)

e)	Collateral

Loans and financing of GT, in local currency, amounting to R$232,535, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

TCO has granted the following security interests:

Banks	Collateral
BNDES TCO Operators	15% of receivables and CDBs (bank deposit certificates) equivalent to the amount of the next installment payable.

BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.

f)	Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$100.00 maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 with a duration of ten years as from the issue date, May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10, totaling R$1,000,000, in two series, R$200,000, in the first series, and R$800,000, with final maturity on May 1, 2015. The debentures yield interest, with six monthly payments, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated average daily one-day ID (interfinancial deposits rate), outside the group (“extragrupo”) (Taxas DI), calculated and published by the Clearing House for Custody and Settlement (CETIP).

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above-mentioned consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

16.	OTHER LIABILITIES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid services to be provided	—	—	121,865	102,158
Accrual for customer loyalty program (a)	—	—	21,311	8,393
Intercompany liabilities	164	20,997	6,007	23,902
Provision for pension fund	—	—	483	358
Share grouping (b)	22,513	—	64,344	—
Other	97	—	45,361	39,277

Total	22,774	20,997	259,371	174,088

Current	22,774	20,997	215,285	134,695
Noncurrent	—	—	44,086	39,393

(a)	The Company and its subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.
(b)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 18).

17.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Telebrás - TCO	—	—	147,856	139,465
Labor	260	—	22,288	17,982
Civil	—	—	40,807	13,434
Tax	66,946	58,987	167,674	148,849

Total	67,206	58,987	378,625	319,730

Current	66,946	58,987	170,988	124,296
Noncurrent	260	—	207,637	195,434

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

	2005
	Company	Consolidated
Beginning balance	58,987	319,730
Additional provision, net of reversals	260	45,519
Monetary variation	7,959	23,575
Payments	—	(10,199)

End of the year	67,206	378,625

17.1.	Telebrás - TCO

Correspond to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there was a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and began to restate the debt in accordance with the variation of the IGP-M (general market price index) rate plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court of Justice (STJ).

17.2.	Tax claims

17.2.1.	Probable losses

a)	COFINS

The subsidiary Telesp Celular S.A. was assessed (suit No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, with credits derived from the overpayment of the excess of one third of the COFINS paid in 1999, after offsetting against CSLL (Social Contribution Tax on Net Profit). The amount reserved as of December 31, 2005 is R$24,671 (R$24,671 as of December 31, 2004).

The Company’s management recorded a provision of R$2,684 as of December 31, 2005, referring to various tax suits, based on the opinion of their external legal counsel.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

17.2.2.	Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on its financial position and, except for PIS and COFINS (item b) below, has not recorded provisions in the financial statements as of December 31, 2005.

a)	ICMS

The subsidiaries Global Telecom S.A. and TCO and the indirect subsidiaries Teleacre, Telems, Telemat and Telegoiás received tax assessments totaling R$57,362, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls, made from Brazil; (iii) failure to proportionally reverse an ICMS tax credit on the acquisition of permanent assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on the unremunerated provision of telecommunications services, consisting of the donation of credits to be used under prepaid service plans; (v) failure to include in the ICMS calculation the base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

b)	PIS and COFINS

b.1)      Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL; and (iii) indirectly increased COFINS and PIS (social integration program) due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

In light of this declaration of the Plenary Session of the Federal Supreme Court, the firm that represents the Company’s interests in this legal dispute reconsidered the classification of the probability of success in respect of the widening of the PIS and COFINS calculation bases from possible to remote loss.

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss. Conservatively, management maintained the provision of the other companies, amounting to R$140,319 as of December 31, 2005, and will await the final decision in these cases.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company and its direct and indirect subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

b.2)      Increase in the calculation base

The subsidiary Telesp Celular S.A. received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,365 (PIS (social integration program) - R$421 and COFINS - R$1,944), as a result of the increase in the PIS and COFINS calculation bases introduced by Law No. 9,718/98. These assessments are being challenged by the subsidiary in administrative proceedings.

b.3)      CIDE

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. This claim involves an amount of R$27,992.

c)	IRPJ (corporate income tax), IRRF and CSLL

The indirect subsidiaries Telems and Telemat received tax assessments amounting to R$46,924, in which the amount paid to FINOR in the course of calendar year 1998 was not recognized as an investment of the tax due in a tax subsidy program, but as an investment from its own resources and/or a voluntary subscription, and therefore subject to income tax, pursuant to article 4 of Law No. 9,532/97. The validity of this assessment is being challenged by the subsidiaries.

17.3.	Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$84,728 for the civil claims and R$39,995 for the labor claims, as follows:

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

	2005
	Civil	Labor
Telesp Celular Participações S.A.	14,915	58
Telesp Celular S.A.	33,240	29,747
Global Telecom S.A.	12,143	5,013
Tele Centro Oeste Celular Participações S.A.	24,430	5,177

Total	84,728	39,995

18.	SHAREHOLDERS’ EQUITY

a)	Capital

On January 7, 2005, the Company increased its capital by R$2,053,896, of which R$53,896 refers to the special goodwill reserve realized in prior years, with the issue of 410,779,174 thousand new shares, comprising 143,513,066 thousand common shares and 267,266,108 thousand preferred shares.

In the General and Extraordinary Shareholders’ Meeting held on April 1, 2005, a reverse split of 1,582,563,526,803 book-entry shares, without par value, was approved, comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing share capital, in the proportion of 2,500 shares to 1 share of the same type. Share capital now comprises 633,025,410 book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$242,595,157, corresponding to the tax benefit of the incorporated goodwill, effectively realized during previous fiscal years. The capital was increased from R$6,427,557,341 to R$6,670,152,498, with the issue of 29,298,932 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that funds arising from the exercise of preemptive rights were credited to Portelcom Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/2005	12/31/2004
Common shares	250,458	409,383,864
Preferred shares	411,867	762,400,488

Total	662,325	1,171,784,352

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

b)	Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)	6% per year on the amount resulting from dividing the paid-up capital by the total number of the Company’s shares.

b.2)	3% per year on the amount resulting from division of the shareholders’ equity by the total number of the Company’s shares, as well as the right to profit sharing paid in conditions equal to common shares, after the common shares have received a dividend equal to the preferred minimum dividend established for preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

19.	NET OPERATING REVENUE

	Consolidated
	2005	2004
Subscription	173,795	242,588
Usage charges	4,294,935	3,755,598
Additional call charges	161,572	113,320
Interconnection	2,960,179	3,142,070
Data services	501,135	369,416
Other services	177,746	179,265

Total gross revenue from service	8,269,362	7,802,257

ICMS	(1,352,615)	(1,170,662)
PIS and COFINS	(297,095)	(280,896)
ISS (service tax)	(2,695)	(2,416)
Discounts granted	(256,004)	(182,653)

Net operating revenue from services	6,360,953	6,165,630

Sale of handsets and accessories	1,985,514	1,953,366

ICMS	(161,009)	(186,742)
PIS and COFINS	(129,768)	(135,749)
Discounts granted	(496,043)	(349,081)
Returns of goods	(86,581)	(106,397)

Net operating revenue from sales of handsets and accessories	1,112,113	1,175,397

Total net operating revenue	7,473,066	7,341,027

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider, which contributed approximately 15% and 18%, respectively, and Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 10% and 11%, respectively, mainly in relation to interconnection.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

20.	COST OF SERVICES AND GOODS

	Consolidated
	2005	2004
Personnel	(63,242)	(59,308)
Materials	(7,447)	(6,591)
Outside services	(198,598)	(173,128)
Leased lines	(133,984)	(119,684)
Rent, insurance and condominium fees	(96,981)	(90,362)
Interconnection	(158,673)	(222,582)
Taxes and contributions	(334,176)	(190,479)
Depreciation and amortization	(776,397)	(728,907)
Other	(979)	(716)

Cost of services	(1,770,477)	(1,591,757)
Cost of products sold	(1,587,028)	(1,734,445)

Total	(3,357,505)	(3,326,202)

21.	SELLING EXPENSES

	Consolidated
	2005	2004
Personnel	(205,543)	(187,814)
Materials	(34,565)	(44,579)
Outside services	(1,179,114)	(898,969)
Advertising	(318,329)	(308,940)
Rent, insurance and condominium fees	(42,287)	(34,519)
Taxes and contributions	(1,470)	(1,534)
Depreciation and amortization	(201,136)	(148,545)
Provision for doubtful accounts	(569,847)	(269,075)
Other	(74,255)	(15,336)

Total	(2,626,546)	(1,909,311)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

22.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(2,933)	(4,034)	(139,506)	(138,502)
Materials	(6)	(10)	(7,924)	(6,768)
Outside services	(4,647)	(3,779)	(289,319)	(266,956)
Rent, insurance and condominium fees	(272)	(83)	(47,454)	(40,885)
Taxes and contributions	(333)	(146)	(5,392)	(12,194)
Depreciation and amortization	(107)	(90)	(149,517)	(131,321)
Other	(156)	(23)	(20,243)	(23,965)

Total	(8,454)	(8,165)	(659,355)	(620,591)

23.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004
Income:
Fees	—	—	68,683	72,417
Recovered expenses	9,545	137	67,016	51,615
Provision reversals	—	—	15,847	16,975
Shared infrastructure/EILD	—	—	24,538	17,680
Commercial incentives	—	—	89,675	64,353
Other	86	4,894	16,445	17,870

Total	9,631	5,031	282,204	240,910

Expenses:
FUST fees	—	—	(33,553)	(29,973)
FUNTTEL	—	—	(16,776)	(14,854)
ICMS on the expenses	—	—	(31,615)	(3,804)
CIDE	(198)	—	(3,939)	(1,176)
PIS and COFINS on other revenue	(311)	(770)	(34,561)	(30,664)
Other taxes and contributions	(818)	(365)	(16,761)	(25,513)
Reserve for contingencies	(260)	(2,002)	(45,891)	(29,462)
Amortization of deferred charges	—	—	(39,122)	(39,369)
Goodwill amortization	(338,149)	(215,745)	(386,313)	(225,733)
Other	(552)	—	(16,697)	(10,261)

Total	(340,288)	(218,882)	(625,228)	(410,809)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

24.	NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	44,806	70,541	281,055	252,497
Foreign currency exchange variation	179,399	264,135	451,512	397,715
PIS/COFINS on financial income	(5,321)	(4,219)	(19,949)	(29,247)

Total	218,884	330,457	712,618	620,965

Expense:
Financial expense	(362,621)	(435,134)	(615,483)	(708,024)
Monetary/exchange variation	(19,803)	(29,295)	(73,607)	(94,524)
Losses on derivative contracts, net	(421,862)	(597,722)	(941,142)	(913,819)

Total	(804,286)	(1,062,151)	(1,630,232)	(1,716,367)

25.	INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of the expenses for income and social contribution taxes is the following:

	Consolidated
	2005	2004
Income tax	(250,815)	(256,502)
Social contribution tax	(90,963)	(93,572)
Deferred income tax	70,321	16,922
Deferred social contribution tax	25,391	6,092

Total	(246,066)	(327,060)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Loss before taxes	(816,732)	(173,914)	(520,577)	128,600

Tax income (expense) at combined statutory rate	277,689	59,131	176,996	(43,724)

Permanent additions:
Nondeductible expenses - amortization of goodwill	(114,971)	—	(131,346)	—
Other nondeductible expenses	(262)	(149)	(35,879)	(13,981)
Other additions	—	—	—	(1,068)

Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	16,839	156,424	—	—
Other exclusions	—	—	14,691	9,339
Tax loss and unrecognized temporary differences	(179,295)	(215,406)	(270,528)	(277,626)

Tax expense	—	—	(246,066)	(327,060)

26.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)	Risk considerations

The major market risks to which the Company and TC, GT and TCO are exposed in conducting their businesses are:

•	Credit risk: derived from the potential difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

•	Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP (long-term interest rate) and CDI).

•	Currency risk: derived from the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

The Company and its subsidiaries take an active posture in managing the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, TC, GT and TCO and their subsidiaries had 83%, 87% and 86% (83%, 88% and 84% as of December 31, 2004), respectively, of their customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various recognized financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange derivatives) and of loans contracted in Brazilian reais. However, the balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiaries are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of December 31, 2005, the principal of these loans amounted to R$267,714 (R$366,537 as of December 31, 2004). The Company and its subsidiaries have not entered into derivatives to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2005, these loans totaled US$130,101 thousand (US$146,808 thousand as of December 31, 2004) of principal.

Of the total loans and financing associated with variable foreign interest rates (Libor), US$120,000 thousand have protection against interest rate variations (Libor) through derivatives (interest rate swap). The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

	In thousands of
	US$	€	¥
Loans and financing	(1,163,978)	—	(22,508,949)
Loans and financing - UMBNDES (*)	(20,882)	—	—
Derivative contracts	1,189,046	2,482	22,508,949
Other obligations	(1,346)	(9,408)	—

Total	(2,840)	(6,926)	—

(*)	UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, principally the U.S. dollar, which is the reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange rates.

b)	Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized losses
Loans and financing	(5,193,037)	(5,224,017)	(30,980)
Derivative contracts	(310,086)	(372,496)	(62,410)
Other obligations	(29,129)	(29,129)	—

Total	(5,532,252)	(5,625,642)	(93,390)

c)	Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

27.	POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)	PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)	PBS-Telesp Celular and PBS-TCO: defined-benefit retirement plans sponsored individually by the companies.

c)	PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Telesp Celular and PBS-TCO Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS-Telesp Celular and PBS-TCO Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, the contributions to these plans were R$0 (R$9 as of December 31, 2004).

d)	TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both the plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participant’s salary, according to the percentage chosen by the participant. In the year ended December 31, 2005 the contributions to these plans amounted to R$7,637 (R$4,012 as of December 31, 2004).

The actuarial valuation of the plans was made in 2005 and 2004, based on the register of the participants as of September 2005 and 2004, respectively, and the projected unit credit method was adopted, with immediate recognition of the actuarial gains and losses generated in each year. The plans’ assets are stated as of November 30, 2005 and 2004, respectively, and for the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was based on the actuarial liabilities of the Company in relation to the total actuarial liabilities of the plan. The total liability recognized as of December 31, 2005 was R$483.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against SISTEL, citing Telefônica and Telesp Celular, as well as SISTEL, which are summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA - Retired Employees’ Healthcare Plan (“Plano de Assistência Médica aos Aposentados”), and they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should re-enroll in PAMA, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not withstand pricing pressures and asked for cancellation of their enrollment in PAMA or joined the PCE (Special Coverage Plan), if they so wish, also without restrictions; (iii) that SISTEL should reassess the economic needs of PAMA, including the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review of the accounting distribution of the equity should be made, so as to attribute to PAMA the amounts relating to the reduction factor of the additional payments, as above, and that until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Visão Plan of Telesp and the Visão Prev of Telesp Celular”; and (viii) granting of advance relief in respect of items “a”, “b” and “e”.

Through its actuarial advisers, Telesp Celular prepared a study considering the impacts described above, accordingly, the change in the cost formulas as claimed by the ASTEL civil suit represents an additional burden on the provisions of Telesp Celular amounting to R$824.

Based on the opinions of its legal counsel and tax advisers, Management believes that at this time there is no risk of payment, and as of December 31, 2005, the probability of loss was classified as possible.

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
PAMA - TCP	225	191
PAMA - TCO	258	167

Total	483	358

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

TCP

1)	Reconciliation of funded status

	2005
	TCP Prev (ii)	PAMA (i)	PBS (ii)	PBS-A (i)
Benefit obligation	3,060	759	9,376	6,574
Fair value of plan assets	(5,993)	(534)	(10,849)	(8,517)

Funded status	(2,933)	225	(1,473)	(1,943)

	2005
	TCP Prev (ii)	PAMA (i)	PBS (ii)	PBS-A (i)
Benefit obligation	1,725	762	8,624	6,047
Fair value of plan assets	(3,644)	(571)	(9,706)	(7,864)

Funded status	(1,919)	191	(1,082)	(1,817)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.
(ii)	Although TCP Prev, PBS and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)	Change in net actuarial liability (asset)

	2005
	TCP Prev	PAMA	PBS	PBS-A
Net actuarial (asset) liability as of December 31, 2004	(1,919)	191	(1,082)	(1,817)
Current service cost	445	87	938	654
Sponsor’s contribution for the year	—	(1)	(5)	—
Recognized actuarial losses (gains) for the year	890	(38)	656	396
Gains for the year	(2,349)	(14)	(1,980)	(1,176)

Net actuarial (asset) liability as of December 31, 2005	(2,933)	225	(1,473)	(1,943)

3)	Change in benefit obligation

	2005
	TCP Prev	PAMA	PBS	PBS-A
Benefit obligation as of December 31, 2004	1,725	762	8,624	6,047
Current service cost	267	3	4	—
Interest cost	178	84	934	654
Benefits paid for the year	—	(52)	(842)	(523)
Actuarial (gains) losses for the year	890	(38)	656	396

Benefit obligation as of December 31, 2005	3,060	759	9,376	6,574

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

4)	Change in plan assets

	2005
	TCP Prev	PAMA	PBS	PBS-A
Fair value of plan assets as of December 31, 2004	(3,644)	(571)	(9,706)	(7,864)
Benefits paid for the year	—	52	842	523
Sponsor’s and employees’ contributions for the year	—	(1)	(5)	—
Return on plan assets for the year	(2,349)	(14)	(1,980)	(1,176)

Fair value of plan assets as of December 31, 2005	(5,993)	(534)	(10,849)	(8,517)

5)	Estimated expenses for 2006

	2005
	TCP Prev	PAMA	PBS	PBS-A
Service cost	438	4	5	—
Interest cost on actuarial liabilities	320	84	1,017	712
Expected return on assets	(743)	(67)	(1,351)	(1,033)
Employees’ contributions	(3,072)	—	(1)	—

Total	(3,057)	21	(330)	(321)

TCO

1)	Reconciliation of funded status

	2005
	TCP Prev	PAMA	PBS	PBS-A
Benefit obligation	39,832	871	1,962	3,450
Fair value of plan assets	(54,329)	(613)	(2,210)	(4,469)

Funded status	(14,497)	258	(248)	(1,019)

	2004
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)
Benefit obligation	40,545	665	1,808	3,183
Fair value of plan assets	(41,635)	(498)	(1,931)	(4,139)

Funded status	(1,090)	167	(123)	(956)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

2)	Change in net actuarial liability (asset)

	2005
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)
Net actuarial (asset) liability as of December 31, 2004	(1,090)	167	(123)	(956)
Current service cost	5,757	74	199	346
Recognized actuarial losses Gains for the year	(5,595)	190	102	171
Sponsor’s contribution for the year	(712)	1	(3)	—
Gains for the year	(12,857)	(174)	(423)	(580)

Net actuarial (asset) liability as of December 31, 2005	(14,497)	258	(248)	(1,019)

3)	Change in benefit obligation

	TCO PREV (ii)
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)
Benefit obligation as of December 31, 2004	40,545	665	1,808	3,183
Current service cost	1,219	1	3	—
Interest cost	4,538	73	196	346
Benefits paid for the year	(875)	(58)	(147)	(250)
Actuarial (gains) losses for the year	(5,595)	190	102	171

Benefit obligation as of December 31, 2005	39,832	871	1,962	3,450

4)	Change in plan assets

	2005
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)
Fair value of plan assets as of December 31, 2004	(41,635)	(498)	(1,931)	(4,139)
Benefits paid for the year	875	58	147	250
Sponsor’s and employees’ contributions for the year	(712)	1	(3)	—
Return on plan assets for the year	(12,857)	(174)	(423)	(580)

Fair value of plan assets as of December 31, 2005	(54,329)	(613)	(2,210)	(4,469)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

5)	Estimated expenses for 2006

	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)
Service cost	(581)	(2)	(3)	—
Interest cost on actuarial liabilities	(4,445)	(97)	(213)	(375)
Expected return on assets	7,562	77	275	544
Employees’ contributions	—	—	—	—

Total	2,536	(22)	59	169

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans-PAMA and PBS-A.
(ii)	Although TCO Prev, PBS-TCO and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

6)	Actuarial assumptions

2005
	TCP Prev and TCO Prev	PAMA	PBS	PBS-A
Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30%p.y.
Estimated return rate on plan assets	13.93% p.y.	12.88% p.y.	12.89%p.y.	12.53%p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	—	8.15% p.y.	—	—
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Mortality table	UP94 with 2 years and segregated by sex	UP94 with 2 years	UP94 with 2 years and segregated by sex	UP94 with 2 years and segregated by sex
Disability table	Mercer disability	Mercer disability	Mercer disability	—

28.	CORPORATE RESTRUCTURING

On January 14, 2000, a corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to TCP.

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts related to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which are as follows:

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

	Amounts on the date of merger	Consolidated
		12/31/2005	12/31/2004
Balance sheet:
Incorporated goodwill	3,192,738	1,250,488	1,569,762
Provision	(2,127,694)	(825,324)	(1,036,044)

Amount	1,065,044	425,164	533,718

		2005	2004
Statement of operations:
Amortization of goodwill		319,274	319,274
Reversal of provision		(210,720)	(210,720)
Tax benefit		(108,554)	(108,554)

Net effect on net income		—	—

The Board of Directors of the Company and TCO approved two corporate restructurings as follows:

a)	First corporate restructuring

On May 13, 2004, the Boards of the TCO and TCP approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP on the acquisition of a controlling interest in TCO, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the incorporation of goodwill by TCO a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$992,060. Thus, net assets incorporated by TCO amounted to R$511,061, which, in essence, represents the tax benefit derived from the deductibility of the goodwill when incorporated by TCO and its subsidiaries.

As of June 30, 2004 the transfer of part of the net assets of TCO to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to maintain shareholders’ equity	Net amount
Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980

Total spin-off	842,789	(556,241)	286,548
TCO balance	660,332	(435,819)	224,513

Total	1,503,121	(992,060)	511,061

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

Concurrently with the transfer of a portion of the net assets to TCO’s subsidiaries, a proposal was approved to incorporate the shares of TCO’s subsidiaries held by minority shareholders, who received TCO shares in a proportion established by a valuation at market values prepared by independent experts. The transfer of the interests in TCO subsidiaries resulted in an increase of R$28,555 in the capital of TCO.

The accounting records of the companies maintained for corporate and tax purposes have specific accounts relating to the goodwill and provision merged and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Amounts on the date of merger	Consolidated
		12/31/2005	12/31/2004
First restructuring:
Balance sheet:
Incorporated goodwill	1,503,121	1,033,227	1,327,756
Provision	(992,060)	(681,930)	(876,319)

Amount	511,061	351,297	451,437

		2005	2004
Statement of operations:
Amortization of goodwill		294,529	239,903
Reversal of provision		(194,389)	(158,336)
Tax benefit		(100,140)	(81,567)

Net effect on net income		—	—

b)	Second corporate restructuring

On August 31, 2005 the Boards of Directors of TCO and TCP approved a corporate restructuring with a view to transferring to TCO the goodwill paid by TCP in the acquisition of TCO’s shares through a Voluntary Public Offering on October 8, 2004, the value of which on July 31, 2005 was R$392,265.

Prior to the incorporation of goodwill by TCO, a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$258,895. Thus, net assets incorporated by TCO amounted to R$133,370, which, in essence, represents the tax benefit derived from the deductibility of the above-mentioned goodwill when incorporated by TCO.

The incorporated net asset amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of TCP when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds received will be paid to TCP.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

	Amounts on the date of merger	Consolidated 12/31/2005

Second restructuring:
Balance sheet:
Incorporated goodwill	392,265	359,576
Provision	(258,895)	(237,320)

Amount	133,370	122,256

		2005
Statement of operations:
Amortization of goodwill		32,689
Reversal of provision		(21,575)
Tax benefit		(11,114)

Net effect on net income		—

29.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. These transactions also include call-center services to Telecomunicações Móveis Nacionais - TMN customers in connection with roaming services in the Company’s network.

b)	Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)	Loans and financing: represent loans between companies in the Portugal Telecom Group, in accordance with Note 15.

d)	Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

e)	Call-center services: provided by Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

f)	Systems development and maintenance services: provided by PT Inovação.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/2005	12/31/2004
Assets:
Trade accounts receivable, net	198,720	168,634
Receivable from Group companies	32,761	33,162

Liabilities:
Trade accounts payable	152,435	349,860
Loans and financing	585	329,382
Technical assistance	19,020	33,709
Intercompany liabilities	6,007	23,902

Revenues-
Net operating revenue:
Telecomunicações de São Paulo S.A.-Telesp	1,631,402	1,758,914
Telefônica Publicidade e Informação Ltda.-TPI	2	—
Telecomunicações Móveis Nacionais-TMN	—	29

Balance as of December 31	1,631,404	1,758,943

Expenses-
Cost of services provided-
Telecomunicações de São Paulo S.A.-Telesp	(221,756)	(288,127)

Balance as of December 31	(221,756)	(288,127)

Selling expenses:
Telecomunicações de São Paulo S.A.-Telesp	—	(15,160)
Terra Brasil S.A.	(118)	—
Atento do Brasil S.A.	(112,969)	(41,616)
Mobitel S.A. - Dedic	(183,511)	(141,870)

Balance as of December 31	(296,598)	(198,646)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

	Consolidated
	12/31/2005	12/31/2004
General and administrative expenses:
Portugal Telecom SGPS S.A.	(39,431)	(54,635)
Portugal Telecom Inovação	—	1,556
Primesys Soluções Empresariais S.A.	(13,920)	(18,839)
Portugal Telecom Inovação – Brasil	(309)	(9,131)
Telecomunicações de São Paulo S.A.-Telesp	—	(2,637)
Telefónica Comunicaciones Personales UNIFON	(168)	—
Telefônica Gestão de Serviços Compartilhados T- Gestiona	(12,196)	—
Telefônica S.A.	—	(106)
Terra Brasil S.A.	(118)	(269)
Terra Empresas Brasil	(5,980)	—
Telefónica Mobile Solutions	(463)	(234)
Telefónica Móviles Espanha	(29)	(15)

Balance as of December 31	(72,614)	(84,310)

Other operating revenue-
Telefônica Empresas Brasil	491	—

Balance as of December 31	491	—

Finance income (expense), net:
Portugal Telecom International Finance BV	(78)	(141,673)
Portugal Telecom SGPS S.A.	14,184	8,106
Portugal Telecom Inovação - Brasil	—	(1,479)
PT Prime Tradecom S.A.	—	3
Telefônica Gestão de Serviços Compartilhados T- Gestiona	2	—
Atento Brasil S.A.	5	—
Mobitel S.A. - Dedic	11	—

Balance as of December 31	14,124	(135,043)

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	30,873	26,009
Tele Leste Celular Participações S.A.	13,752	11,731
Tele Sudeste Celular Participações S.A.	51,802	47,766

Balance as of December 31	96,427	85,506

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(7,726)	(6,406)
Tele Leste Celular Participações S.A.	(5,972)	(6,325)
Tele Sudeste Celular Participações S.A.	(50,867)	(54,395)

Balance as of December 31	(64,565)	(67,126)

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

30.	DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$4,767 and R$5,780, consolidated, and R$945 and R$1,334, Company, respectively, and were appropriated as expense.

31.	INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Amounts insured
Operating risks	R$10,036,745
General civil liability	R$7,560
Vehicle (officers fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

32.	AMERICAN DEPOSITARY RECEIPTS - ADR PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•	Type of share: preferred.

•	Each ADR represents one preferred share.

•	The shares are traded as ADRs under the symbol “TCP”, on the NYSE.

•	Foreign depositary bank: The Bank of New York.

•	Custodian bank in Brazil: Banco Itaú S.A.

33.	SUBSEQUENT EVENTS

In an extraordinary meeting held on February 6, 2006, the Board of Directors approved a proposal to reduce the Company’s capital from the current R$6,670,152 to R$3,522,370, a reduction amounting to R$3,147,782, equivalent to the amount of the Company’s losses recorded in the balance sheet prepared as of September 30, 2005, with no change in the number of capital shares, as TCP shares have no par value, in order to absorb losses in accordance with the terms of article 173 of Law No. 6,404/76.

Telesp Celular Participações S.A.

(Vivo Participações S.A. from February 22, 2006)

The objective of the proposed reduction of capital is to make it possible to bring forward the payment of dividends to all the Company’s shareholders as soon as TCP starts recording profits, also bearing in mind the intended implementation of the corporate restructuring involving the Company, pursuant to the terms of the Material Fact dated December 4, 2005, justifying its approval. The value of the Company’s share capital prior to the merger foreseen in the protocol approved by the Board in a meeting held on December 4, 2005, and approved by the shareholders in the meeting held on February 22, 2006, is R$3,522,370, and, consequently, the final share capital of TCP after the corporate restructuring is R$6,153,507 comprising 1,426,412 shares, of which 509,226 are common shares and 917,186 are preferred shares, as published in the relevant fact and shown in the protocol.

On December 4, 2005, the Company’s Board of Directors approved the merger of the shares of TCO for its conversion into a wholly owned subsidiary of TCP and the merger of the companies Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. into TCP (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of Celular CRT Participações S.A. (“CRTPart”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) by the Company and the merger of the shares of TCO for its conversion into a wholly owned subsidiary of TCP, as previously proposed by the Board of Directors and communicated to the market through a relevant fact.

The shareholders of the companies will receive TCP shares for each share in accordance with the table below:

Shares
New TCP shares issued in substitution for each TCO share of the same type merged	3.0830
New TCP shares issued in substitution for each TSD share of the same type cancelled	3.2879
New TCP shares issued in substitution for each TLE share of the same type cancelled	3.8998
New TCP shares issued in substitution for each CRTPart share of the same type cancelled	7.0294

Since Tele Centro Oeste Celular Participações S.A. will become a wholly-owned subsidiary of TCP, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the NYSE will be cancelled. The changing of the Company’s name to Vivo Participações S.A. was also approved.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OF CELULAR CRT PARTICIPAÇÕES S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
ASSETS

CURRENT ASSETS
Cash and cash equivalents	26,905	4,709	379,616	492,732
Trade accounts receivable, net	—	—	333,446	262,482
Inventories	—	—	33,049	105,432
Advances to suppliers	—	—	1,755	3,351
Deferred and recoverable taxes	17,649	19,945	177,659	186,404
Derivative contracts	—	—	52	6,123
Prepaid expenses	—	—	27,091	21,656
Interest on shareholders’ equity and dividends	2,419	70,889	—	—
Other current assets	318	121	22,150	27,106

	47,291	95,664	974,818	1,105,286

NONCURRENT ASSETS
Deferred and recoverable taxes	42,352	—	82,804	45,600
Derivative contracts	—	—	—	11,707
Prepaid expenses	—	—	1,849	5,917
Other noncurrent assets	130	—	11,436	9,355

	42,482	—	96,089	72,579

PERMANENT ASSETS
Investments	1,154,468	1,051,166	262	597
Property, plant and equipment, net	—	—	762,095	743,141
Deferred assets, net	—	—	837	506

	1,154,468	1,051,166	763,194	744,244

TOTAL ASSETS	1,244,241	1,146,830	1,834,101	1,922,109

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Payroll and related accruals	226	300	8,619	9,312
Suppliers and trade accounts payable	506	322	267,677	347,240
Taxes payable	5,281	16,201	82,383	78,359
Loans and financing	—	—	2,286	108,702
Interest on shareholders’ equity and dividends	22,487	68,377	22,487	68,377
Reserve for contingencies	379	—	7,450	4,718
Derivative contracts	—	—	2,160	4,126
Other liabilities	4,787	53	63,033	69,321

	33,666	85,253	456,095	690,155

NONCURRENT LIABILITIES
Loans and financing	—	—	140,442	159,264
Reserve for contingencies	—	—	2,579	2,026
Derivative contracts	—	—	16,732	1,233
Other liabilities	—	—	7,678	7,854

	—	—	167,431	170,377

SHAREHOLDERS’ EQUITY
Capital stock	327,522	257,294	327,522	257,294
Treasury shares	(11,070)	(11,070)	(11,070)	(11,070)
Capital reserve	494,510	473,600	494,510	473,600
Retained earnings	399,613	341,753	399,613	341,753

	1,210,575	1,061,577	1,210,575	1,061,577

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,244,241	1,146,830	1,834,101	1,922,109

The accompanying notes are an integral part of these consolidated financial statements.

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
GROSS OPERATING REVENUE
Telecommunications services	—	—	1,431,992	1,260,413
Sale of handsets and accessories	—	—	246,249	291,737

	—	—	1,678,241	1,552,150
Deductions from gross revenue	—	—	(495,873)	(377,821)

NET OPERATING REVENUE	—	—	1,182,368	1,174,329
Cost of services provided	—	—	(334,683)	(316,229)
Cost of goods sold	—	—	(224,154)	(302,329)

GROSS PROFIT	—	—	623,531	555,771

OPERATING INCOME (EXPENSES)
Selling expenses	—	—	(372,884)	(266,882)
General and administrative expenses	(5,434)	(3,059)	(104,002)	(95,622)
Other operating expenses	(467)	(43)	(26,641)	(23,115)
Other operating income	447	22	38,600	50,451
Equity	142,398	190,620	—	—

	136,944	187,540	(464,927)	(335,168)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	136,944	187,540	158,604	220,603
Financial expenses	(3,829)	(7,889)	(84,381)	(80,602)
Declared interest on shareholders’ equity payable	(18,560)	(75,300)	(18,560)	(75,300)
Financial income	2,766	1,905	123,606	106,431
Declared interest on shareholders’ equity receivable	36,677	83,000	—	—

OPERATING INCOME	153,998	189,256	179,269	171,132
Nonoperating expenses, net	—	—	(3,304)	(7,775)

INCOME BEFORE INCOME TAXES	153,998	189,256	175,965	163,357
Income and social contribution taxes	(5,594)	424	(65,182)	(56,677)

INCOME BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	148,404	189,680	110,783	106,680
Reversal of interest on shareholders’ equity	(18,117)	(7,700)	18,560	75,300

NET INCOME FOR THE YEAR	130,287	181,980	129,343	181,980

EARNINGS PER THOUSAND SHARES - R$	3.9914	0.0574

The accompanying notes are an integral part of these consolidated financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

			Capital reserve	Income reserve
	Capital stock	Treasury shares	Subscribed goodwill	Legal reserve	Reserve for contingencies	Reserve for expansion	Retained earnings	Total
BALANCES AT DECEMBER 31, 2003	157,885	(11,070)	506,890	21,340	11,070	268,782	—	954,897

Capital increase	99,409	—	(33,290)	—	—	(66,119)	—	—
Net income for the year	—	—	—	—	—	—	181,980	181,980
Appropriations:
Legal reserve	—	—	—	9,099	—	—	(9,099)	—
Interest on capital	—	—	—	—	—	—	(75,300)	(75,300)
Reserve for expansion	—	—	—	—	—	97,581	(97,581)	—

BALANCES AT DECEMBER 31, 2004	257,294	(11,070)	473,600	30,439	11,070	300,244	—	1,061,577

Capital increase	70,228	—	(33,290)	—	—	(36,938)	—	—
Net income for the year	—	—	—	—	—	—	130,287	130,287
Appropriations:
Creation of goodwill reserve	—	—	58,110	—	—	—	—	58,110
Legal reserve	—	—	—	6,514	—	—	(6,514)	—
Reversal of goodwill reserve	—	—	(3,910)	—	—	—	—	(3,910)
Interest on capital	—	—	—	—	—	—	(18,560)	(18,560)
Interim dividends	—	—	—	—	—	—	(16,929)	(16,929)
Reserve for expansion	—	—	—	—	—	88,284	(88,284)	—

BALANCES AT DECEMBER 31, 2005	327,522	(11,070)	494,510	36,953	11,070	351,590	—	1,210,575

The accompanying notes are an integral part of these consolidated financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
SOURCES OF FUNDS
From operations (see below)	—	—	361,600	393,937

From shareholders-
Interest on capital and dividends	39,096	83,000	—	—

	39,096	83,000	—	—

From third parties:
Transfer from current to noncurrent liabilities	—	—	85	—
Additional noncurrent liabilities	—	—	277	23,475
Increase in noncurrent assets	8	—	—	—
Transfer from noncurrent to current assets	3,940	—	43,995	9,399
Impact of incorporated assets on working capital	11,819	—	11,819	—
Decrease in deferred and recoverable taxes	—	5,239	—	8,194

	15,767	5,239	56,176	41,068

Total sources	54,863	88,239	417,776	435,005

USES OF FUNDS
From operations (see below)	12,111	8,640	—	—
Increase in noncurrent assets	139	—	30,445	11,694
Transfer of loans and derivatives from operations to short term	—	—	2,084	119,051
Investments - others	—	—	700	335
Additions to property, plant and equipment	—	—	237,859	204,271
Decrease in noncurrent liabilities	—	—	210	—
Increase in deferred taxes	—	—	560	—
Transfer from current to noncurrent assets	—	—	2,927	—
Decrease in fiscal benefits	3,910	—	3,910	—
Interest on capital and proposed dividends	35,489	75,300	35,489	75,300

Total uses	51,649	83,940	314,184	410,651

INCREASE IN WORKING CAPITAL	3,214	4,299	103,592	24,354

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	95,664	58,419	1,105,286	882,553
At the end of the year	47,291	95,664	974,818	1,105,286

Increase (decrease)	(48,373)	37,245	(130,468)	222,733

Current liabilities:
At the beginning of the year	85,253	52,307	690,155	491,776
At the end of the year	33,666	85,253	456,095	690,155

Increase (decrease)	(51,587)	32,946	(234,060)	198,379

INCREASE IN WORKING CAPITAL	3,214	4,299	103,592	24,354

(Continues)

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)	(Continuation)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Net income for the period	130,287	181,980	129,343	181,980

Equity accounting adjustment	(142,398)	(190,620)	—	—
Depreciation and amortization	—	—	221,315	205,582
Depreciation of shared systems	—	—	(3,773)	(3,250)
Monetary and exchange variations on noncurrent items, net	—	—	(18,822)	—
Gain on noncurrent derivative contracts	—	—	29,741	10,222
Reserve for contingencies	—	—	468	(2,286)
Net book value of permanent asset disposals	—	—	2,537	1,210
Loss in investment	—	—	1,035	—
Reserve for pension and other post-retirement benefits	—	—	(244)	479

Expenses (revenue) that do not affect the working capital	(142,398)	(190,620)	232,257	211,957

Total	(12,111)	(8,640)	361,600	393,937

The accompanying notes are an integral part of these consolidated financial statements.

5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Net income for the year	129,343	181,980
Adjustments to reconcile net loss to cash provided by:
Depreciation and amortization	221,315	205,582
Depreciation of shared systems	(3,773)	(3,250)
Loss on permanent asset disposals	2,274	955
Loss on derivative contracts	59,187	43,482
Monetary and exchange variation on loans and financing	(33,606)	(22,948)
Provision for loss on investment	1,035	—
Provision for doubtful accounts	50,798	21,941
Increase in derivative contracts	—	10,902
Increase in trade accounts receivable	(121,762)	(107,677)
(Increase) decrease in recoverable taxes and deferred income taxes	25,741	(48,733)
(Increase) decrease in other current assets and inventories	73,500	(79,854)
(Increase) decrease in other noncurrent assets	1,987	(2,295)
Increase (decrease) in payroll and related accruals	(693)	1,112
Increase (decrease) in accounts payable and suppliers	(79,563)	132,944
Increase (decrease) in other taxes payable	(17,294)	8,602
Increase (decrease) in income taxes and contribution payable	21,318	(6,583)
Decrease in accrued interest	(647)	(1,051)
Increase in reserve for contingencies	3,285	2,430
Increase (decrease) in provision for pension plan	(244)	479
Increase (decrease) in other current liabilities	(6,288)	23,321
Increase (decrease) in other noncurrent liabilities	(4,657)	7,374

Net cash provided by operating activities	321,256	368,713

INVESTING ACTIVITIES
Additions to property, plant and equipment	(237,859)	(204,271)
Additions to investments	(700)	(335)
Additions to deferred assets	(560)	—
Cash received on sale of property, plant and equipment	263	255

Net cash used in investing activities	(238,856)	(204,351)

FINANCING ACTIVITIES
Loans repaid	(90,987)	(101,618)
Net settlement on derivative contracts	(27,876)	—
Interest on capital and dividends paid	(81,379)	(56,131)
Cash resulting from grouping of shares	4,726	—

Net cash used in financing activities	(195,516)	(157,749)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(113,116)	6,613

At the beginning of the year	492,732	486,119
At the end of the year	379,616	492,732

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	31,093	83,185
Interest paid	11,329	15,313

NONCASH TRANSACTION
Donation	944	—
Goodwill of restructuring	58,110	—

The accompanying notes are an integral part of these consolidated financial statements.

6

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CELULAR CRT PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

Celular CRT Participações S.A. (“CRT” or the “Company”) is a publicly-traded company which, as of September 30, 2005, is controlled by TBS Celular Participações S.A. (29.06% of the total capital), Brasilcel N.V. (23.29% of total capital) and Avista Participações Ltda. (15.09% of total capital). TBS Celular Participações S.A. has an interest in Brasilcel N.V. (96.27% of total capital). Avista Participações Ltda. is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

CRT is the controlling shareholder of Celular CRT S.A., which provides cellular telecommunications services in the State of Rio Grande do Sul, including activities necessary or useful to the provision of such services, in accordance with the authorization granted to it.

The business of the subsidiary, including the services it may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

The authorization granted to the subsidiary Celular CRT S.A. shall be in force up to December 17, 2007, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of the operators annual revenues.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiary Celular CRT S.A.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The subsidiary is fully consolidated. In consolidation, all intercompany balances and transactions were eliminated.

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)	Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)	Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d)	Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)	Inventories

Consist of handsets and accessories stated at the average cost of acquisition. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f)	Prepaid expenses

Prepaid expenses are stated at amounts disbursed for expenses that have not yet been incurred.

g)	Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h)	Investments

Permanent investment in the subsidiary is recorded by the equity method. Other investments are recorded at historical cost.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

i)	Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition or construction, less accumulated depreciation a calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to dismantle towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)	Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences, loss carryforwards and the negative calculation base for social contribution are recorded as deferred tax assets or liabilities to the extent it is probable that the assets will be realized.

k)	Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l)	FISTEL fees

Telecommunications Inspection Fund (FISTEL) fee, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which the likelihood of an unfavorable outcome is probable.

n)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 26).

o)	Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

p)	Net financial expense

Represents interest and monetary and exchange variation resulting from financial investments and loans and financing obtained and granted.

q)	Derivatives

The Company enters into certain foreign exchange forward and swap contracts in order to hedge its exposure to fluctuations in exchange rates and interest rates in reference to its foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

r)	Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

s)	Earnings per thousand shares

Earnings per thousand shares are calculated based on the number of shares outstanding on the balance sheet date.

t)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amounts of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Cash and banks	40	1,020	4,849	6,849
Temporary cash investments	26,865	3,689	374,767	485,883

Total	26,905	4,709	379,616	492,732

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/2005	12/31/2004
Unbilled amounts from services rendered	49,595	55,795
Billed amounts	190,833	76,637
Interconnection	93,039	68,652
Goods sold	32,776	71,472
(-) Provision for doubtful accounts	(32,797)	(10,074)

Total	333,446	262,482

There are no customers who contributed more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Brasil Telecom S.A. - BrT, which represent approximately 18.79% and 12.07%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2005	2004
Beginning balance	10,074	7,843
Increase in provision	50,798	21,941
Write-offs and recoveries	(28,075)	(19,710)

Ending balance	32,797	10,074

6.	INVENTORIES

	Consolidated
	12/31/2005	12/31/2004
Digital handsets	38,667	106,855
Accessories and other	414	678
(-) Provision for obsolescence	(6,032)	(2,101)

Total	33,049	105,432

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

7.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid/recoverable income and social contribution taxes	232	4,298	60,580	54,585
IRRF (withholding income tax)	5,343	9,985	17,497	38,629
Recoverable ICMS (State VAT)	—	—	51,820	49,705
Recoverable PIS and COFINS (taxes on revenues)	—	—	22,673	22,359
Other	—	—	297	188

Total recoverable taxes	5,575	14,283	152,867	165,466

Deferred income and social contribution taxes	54,426	5,662	95,453	53,190
ICMS on sales to be recognized	—	—	12,143	13,348

Total	60,001	19,945	260,463	232,004

Current	17,649	19,945	177,659	186,404
Noncurrent	42,352	—	82,804	45,600

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	2005	2004	2005	2004
Tax credits recorded on corporate restructuring	54,171	—	54,171	24,968
Tax credits on provisions for:
Obsolescence	—	—	2,051	714
Contingencies	130	—	3,410	2,293
Doubtful accounts receivable	—	—	11,151	3,425
Customer loyalty program	—	—	3,224	3,187
Suppliers	62	—	9,845	7,343
Pension plan	—	—	3,030	3,357
Employees’ profit sharing	46	—	1,265	1,474
Other	17	—	7,306	767
Tax loss carryforwards	—	5,662	—	5,662

Total deferred taxes	54,426	5,662	95,453	53,190

Current	12,074	5,662	43,107	30,630
Noncurrent	42,352	—	52,346	22,560

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)	Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

b)	Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 27) and is realized in proportion to the amortization of the goodwill of the subsidiary, with a term of five years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c)	Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company and its subsidiary prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

	Company	Consolidated
Year	12/31/2005	12/31/2005
2006	12,074	43,107
2007	11,819	11,819
2008	11,819	11,819
2009 and thereafter	18,714	28,708

Total	54,426	95,453

8.	PREPAID EXPENSES

	Consolidated
	12/31/2005	12/31/2004
FISTEL fees	9,450	18,051
Rentals	258	—
Advertising	16,446	7,830
Financial charges	—	78
Commercial incentives	520	1,261
Other	2,266	353

Total	28,940	27,573

Current	27,091	21,656
Noncurrent	1,849	5,917

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

9.	OTHER ASSETS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Escrow deposits	130	—	17,392	9,374
Advances to employees	—	—	1,351	977
Credits with suppliers	—	—	2,085	5,146
Credit with related company	224	23	6,033	7,326
Subsidies on handset sales	—	—	6,104	13,148
Other	94	98	621	490

Total	448	121	33,586	36,461

Current	318	121	22,150	27,106
Noncurrent	130	—	11,436	9,355

10.	INVESTMENTS

a)	Investment in subsidiary

	Total interest - %	Total common shares - in thousands	Shareholders’ equity		Net income for the years ended December 31,
Investee			12/31/2005	12/31/2004	12/31/2005	12/31/2004
Celular CRT S.A.	100	445,440	1,154,468	1,051,166	141,454	190,620

b)	Changes

The changes in the investment balances of the Company for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance at the beginning of the year	1,051,166	943,546
Equity method of accounting	142,398	190,620
Interest on shareholders’ equity	(36,677)	(83,000)
Dividends	(2,419)	—

Balance at the end of the year	1,154,468	1,051,166

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

a)	Composition

		Consolidated
	Annual depreciation rates - %	12/31/2005			12/31/2004
		Cost	Accumulated depreciation	Net book value	Net book value
Transmission equipment	10.00 to 14.28	813,123	(571,956)	241,167	224,819
Switching equipment	14.28	339,432	(217,727)	121,705	88,749
Infrastructure	4.00 to 20.00	259,480	(104,286)	155,194	132,625
Land	—	5,460	—	5,460	7,494
Software use rights	20.00	179,244	(106,637)	72,607	50,388
Buildings	4.00	21,857	(3,318)	18,539	15,954
Handsets	66.67	133,139	(93,405)	39,734	33,183
Other assets	10.00 to 20.00	179,571	(115,784)	63,787	78,384
Construction in progress	—	43,902	—	43,902	111,545

Total		1,975,208	(1,213,113)	762,095	743,141

12.	TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Suppliers	495	305	192,505	290,134
Interconnections	—	—	9,106	10,721
Amounts payable to long-distance operators - SMP (*)	—	—	54,242	33,686
Technical assistance (Note 28)	—	—	9,874	9,205
Other	11	17	1,950	3,494

Total	506	322	267,677	347,240

(*)	The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

13.	TAXES PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
ICMS	—	—	15,297	16,528
Income tax and social contribution	—	—	52,917	31,599
PIS and COFINS	3,162	7,678	9,798	15,661
FISTEL fees	—	—	805	5,035
FUST and FUNTTEL	—	—	850	807
CIDE (economic intervention contribution)	—	—	121	—
Other taxes	2,119	8,523	2,595	8,729

	5,281	16,201	82,383	78,359

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

14.	LOANS AND FINANCING

a)	Composition of debt

		Annual interest	Maturity date	Consolidated
Description	Currency			12/31/2005	12/31/2004
Financial institutions:
European Investment Bank - BEI - foreign financing	US$	1.45% p.y. + Libor	09.14.07	140,442	159,264

Citibank - OPIC	US$	1.65% p.y. + Libor	07.25.05	—	33,180

Itaú - assumption of debt	US$	1.825% p.y. + Libor	09.20.05 to 10.03.05	—	65,954

Citibank - Resolution No. 4,131	US$	1.55% p.y. + Libor	11.07.05	—	6,636

Accrual interest				2,286	2,932

Total				142,728	267,966

Current				2,286	108,702
Noncurrent				140,442	159,264

b)	Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

Year	Consolidated
12/31/2005
2007	140,442

Total	140,442

c)	Restrictive covenants

The Company has loans with the European Investment Bank - BEI, the balance of which as of December 31, 2005 was R$140,442 (R$159,264 as of December 31, 2004). As of that date, the various economic and financial ratios established in the contract were complied with by the Company and its subsidiary.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

d)	Coverage

As of December 31, 2005, the Company had exchange derivative contracts in the amounts of US$61,180 thousand (US$114,542 thousand as of December 31, 2004), to hedge all its foreign exchange liabilities. As of December 31, 2005, the Company had recorded an accumulated loss of R$18,840 (gain of R$12,471 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004
Current assets	52	6,123
Noncurrent assets	—	11,707

Total	52	17,830

Current liabilities	(2,160)	(4,126)
Noncurrent liabilities	(16,732)	(1,233)

Total	(18,892)	(5,359)

Accumulated gain (loss)	(18,840)	12,471

e)	Guarantees

The guarantees of the Company and its subsidiary comprise the following:

Bank	Guarantees
European Investment Bank - BEI	Bank guarantees

15.	OTHER LIABILITIES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid services to be provided	—	—	31,988	44,754
Accrual for customer loyalty program (a)	—	—	9,481	9,375
Intercompany liabilities	10	3	8,107	5,684
Provision for pension plan	—	—	8,913	9,874
Share grouping (b)	4,726	—	4,726	—
Other	51	50	7,496	7,488

Total	4,787	53	70,711	77,175

Current	4,787	53	63,033	69,321
Noncurrent	—	—	7,678	7,854

(a)	The Company has a loyalty program, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

(b)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Consolidated
	12/31/2005	12/31/2004
Labor	2,187	885
Civil	7,842	5,173
Tax	—	686

Total	10,029	6,744

Current	7,450	4,718
Noncurrent	2,579	2,026

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

2005
Consolidated
Beginning balance	6,744
Additional provision, net of reversals	5,163
Monetary variation	7
Payments	(1,885)

End of the year	10,029

16.1.	Tax claims

16.1.1.	Probable losses

In the fiscal year ended December 31, 2005, no significant new tax claims were received with a loss classification of “probable”.

16.1.2.	Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded provisions in the financial statements as of December 31, 2005.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

With reference to other tax claims with a loss classification of “possible”, emphasis is given to the following:

a)	ICMS

Celular CRT S.A. received tax assessments from the Revenue Service of the State of Rio Grande do Sul for nonpayment of ICMS allegedly due on international calls made from Brazil between 1997 and 1998. Although decisions have been handed down in these administrative proceedings, as of December 31, 2005, no notices of tax assessment had been forwarded to the State Attorney for registration as executable tax debt. Management believes that the predecessor (spun-off) company is responsible for any tax obligations arising from the levying of ICMS on revenues from international services accounted for in fiscal years prior to its incorporation.

Based on the opinion of its legal counsel and tax advisers, management believes the likelihood of incurring loss arising from this matter to be “possible” and, therefore, has not recognized any provision. The amount involved is approximately R$72,284.

b)	ISS

The Revenue Service of the Municipality of Porto Alegre issued tax assessments totaling R$1,720 relating to: (i) ISS (service tax) on subscriptions - R$931; and (ii) ISS on additional services (blocking, number changing, information, warnings, etc.) - R$789.

All these assessments are awaiting decisions by the Taxpayers’ Council of the Municipality of Porto Alegre.

c)	Income tax on derivative transactions

With the introduction of Law No. 9,779/99, income received from any fixed or variable income investment or financial activity will be subject to withholding income tax, even in the case of swap and other transactions used for hedging purposes in the derivatives market.

The Company filed a motion in order to avoid payment of withholding tax under Law No. 9,779/99 on the redemption value of financial derivative transactions.

The lower court refused the motion, and an appeal is awaiting judgment. An escrow deposit of R$1,777 was made, and no further disbursements are anticipated.

16.2.	Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$32,245 for the civil claims and R$6,865 for the labor claims.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

17.	SHAREHOLDERS’ EQUITY

a)	Capital

On March 30, 2005 the Company increased its capital by R$36,938, without issuing new shares, through capitalization of the portion of the revenue reserve in excess of capital as of December 31, 2004.

In the General and Extraordinary Shareholders’ Meeting held on March 30, 2005, a reverse split of 3,235,095,228 book-entry shares, without par value, was approved, comprising 1,350,917,074 ordinary shares and 1,884,178,154 preferred shares, representing share capital, in the proportion of 100 shares to 1 share of the same type. Share capital now comprises 32,350,952 book-entry shares, without par value, of which 13,509,171 are ordinary shares and 18,841,781 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$33,290, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$294,232 to R$327,522 with the issue of 929,892 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that the funds arising from the exercise of preemptive rights were credited to TBS Celular Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/2005	12/31/2004
Common shares	14,439	1,350,917
Preferred shares	18,842	1,884,178

Total	33,281	3,235,095
Treasury shares	(639)	(63,944)

Total	32,642	3,171,151

b)	Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)	6% per year on the amount resulting from dividing the paid-up capital by the total number of the Company’s shares.

b.2)	10% higher than that declared for each common share.

20

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

In December 2005 the Company credited interest on shareholders’ equity for the year 2005 in the amount of R$18,560.

Dividends are calculated in accordance with the Company bylaws and corporate law. Dividends due before the allocation of interest on shareholders’ equity were calculated as follows:

	2005	2004
Net income for the year	130,287	181,980
Appropriation to legal reserve	(6,514)	(9,099)

Adjusted net income	123,773	172,881

Interest on shareholders’ equity and proposed dividends	32,705	64,005

Interest on shareholders’ equity allocated in dividends:
Gross interest on shareholders’ equity	18,560	75,300
IRRF on shareholders’ equity	(2,784)	(11,295)

Interest on shareholders’ equity, net	15,776	64,005
Interim dividends	16,929	—

	32,705	64,005

Number of shares (-) treasury shares:
Common	14,439	1,350,917
Preferred	18,203	1,820,234

Net dividends and interest on shareholders’ equity for the year:
Common	13,703	25,786
Preferred	19,002	38,219

Proposed dividends per share (in Brazilian reais):
Common	0.9490	0.0190
Preferred	1.0439	0.0209

Interest on shareholders’ equity, net of income tax, will be totally included in dividends, in accordance with Law No. 9,249/95.

Dividends proposed by the Company’s management, in the form of interest on shareholders’ equity, were accounted for on the assumption that they would be approved at the Shareholders’ General Meeting.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

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Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

d)	Income reserve

d.1)	Legal reserve

The legal reserve is calculated based on 5% of annual net income until it is equal to 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or capital increase.

d.2)	Reserve for expansion and modernization

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the need for investment funds for projects in the coming years.

e)	Reserve for contingencies

The amounts recorded derive from the spin-off of Companhia Riograndense de Telecomunicações - CRT and are in guarantee of decisions relating to capitalizations in that company during fiscal years 1996 and 1997.

f)	Treasury shares

Treasury shares as of December 31, 2005 and 2004 amounted to 639 thousand and 63,944 thousand preferred shares, respectively.

22

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

18.	NET OPERATING REVENUE

	Consolidated
	2005	2004
Subscription	105,364	89,893
Usage charges	766,863	581,361
Additional call charges	14,142	17,662
Interconnection	406,288	453,850
Data services	117,340	91,075
Other services	21,995	26,572

Gross revenue from services	1,431,992	1,260,413

ICMS	(290,340)	(200,322)
PIS and COFINS	(51,949)	(45,670)
ISS	(472)	(385)
Discounts granted	(37,142)	(36,252)

Net operating revenue from services	1,052,089	977,784

Sale of handsets and accessories	246,249	291,737

ICMS	(28,326)	(20,358)
PIS and COFINS	(16,166)	(20,901)
Discounts granted	(57,499)	(41,842)
Returns of goods	(13,979)	(12,091)

Net operating revenue from sales of handsets and accessories	130,279	196,545

Total net operating revenue	1,182,368	1,174,329

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 17.49% and 22.50%, respectively, mainly in relation to interconnection.

19.	COST OF SERVICES AND GOODS

	Consolidated
	2005	2004
Personnel	(9,554)	(8,597)
Materials	(415)	(518)
Outside services	(37,685)	(29,326)
Leased lines	(28,183)	(25,030)
Rent, insurance and condominium fees	(19,081)	(15,803)
Interconnection	(26,116)	(27,613)
Taxes and contributions	(58,884)	(47,060)
Depreciation and amortization	(154,752)	(162,099)
Other	(13)	(183)

Cost of services	(334,683)	(316,229)
Cost of products sold	(224,154)	(302,329)

Total	(558,837)	(618,558)

23

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

20.	SELLING EXPENSES

	Consolidated
	2005	2004
Personnel	(28,518)	(27,507)
Materials	(5,500)	(5,653)
Outside services	(197,123)	(138,413)
Advertising	(37,984)	(37,559)
Rent, insurance and condominium fees	(4,412)	(4,467)
Taxes and contributions	(82)	(32)
Depreciation and amortization	(45,722)	(29,683)
Provision for doubtful accounts	(50,798)	(21,941)
Other	(2,745)	(1,627)

Total	(372,884)	(266,882)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(803)	(882)	(23,273)	(23,413)
Materials	—	—	(1,556)	(2,154)
Outside services	(4,573)	(2,162)	(48,846)	(50,981)
Rent, insurance and condominium fees	(43)	—	(8,770)	(5,099)
Taxes and contributions	(11)	(15)	(147)	(287)
Depreciation and amortization	—	—	(20,613)	(13,622)
Other	(4)	—	(797)	(66)

Total	(5,434)	(3,059)	(104,002)	(95,622)

24

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

22.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004
Income:
Fees	—	—	8,958	3,478
Recovered expenses	447	22	5,803	30,895
Provision reversals	—	—	1,112	558
Shared infrastructure/EILD	—	—	11,109	6,987
Commercial incentives	—	—	10,460	8,052
Other	—	—	1,158	481

Total	447	22	38,600	50,451

Expenses:
FUST	—	—	(6,417)	(5,295)
FUNTTEL	—	—	(3,208)	(2,647)
ICMS on the expenses	—	—	(4,157)	(3,795)
PIS and COFINS on other revenue	—	—	(2,959)	(4,062)
Other taxes and contributions	—	—	(459)	(1,472)
Reserve for contingencies	(410)	—	(6,275)	(2,988)
Amortization of deferred charges	—	—	(228)	(178)
Other	(57)	(43)	(2,938)	(2,678)

Total	(467)	(43)	(26,641)	(23,115)

23.	NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	757	1,154	89,087	88,707
Foreign currency exchange variation	2,009	850	34,616	24,415
PIS/COFINS on financial income	—	(99)	(97)	(6,691)

Total	2,766	1,905	123,606	106,431

Expense:
Financial expense	(436)	(211)	(21,118)	(28,343)
Monetary/exchange variation	—	—	(683)	(1,099)
Derivative contracts, net	—	—	(59,187)	(43,482)
Other financial expenses	(3,393)	(7,678)	(3,393)	(7,678)

Total	(3,829)	(7,889)	(84,381)	(80,602)

25

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

24.	INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 7. The composition of expenses for income and social contribution taxes is given below:

	Company		Consolidated
	2005	2004	2005	2004
Income tax	(3,008)	—	(60,160)	(46,837)
Social contribution tax	(1,089)	—	(21,992)	(17,040)
Deferred income tax	(1,070)	301	12,509	5,283
Deferred social contribution tax	(427)	123	4,461	1,917

Total	(5,594)	424	(65,182)	(56,677)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Income before taxes	153,998	189,256	175,965	163,357

Tax expense at combined statutory rate	(52,359)	(64,347)	(59,828)	(55,541)

Permanent additions-
Nondeductible expenses	(60)	(54)	(4,492)	(1,515)

Permanent exclusions:
Interest on shareholders’ equity credited - subsidiary	48,415	64,811	—	—
Other exclusions	87	14	815	379
Tax loss and unrecognized temporary differences	(1,677)	—	(1,677)	—

Tax expense	(5,594)	424	(65,182)	(56,677)

25.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)	Risk considerations

The major market risks to which the Company is exposed in conducting its business are:

•	Credit risk: derived from the possible difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

•	Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

26

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

•	Currency risk: derived from the possibility of the Company and its subsidiary incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company takes an active posture in managing the various risks to which it is subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, the Company had 75.53% (75.50% as of December 31, 2004) of its customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company is also subject to credit risk derived from its investments and receivables from swap operations. The Company spreads this risk by using various recognized financial institutions.

Interest rate risk

The Company is exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of CDI, due to the liability portion of the derivative operations (exchange derivatives) and of loans contracted in Brazilian reais. However, the balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

Loans and financing contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2005, these loans totaled US$60,000 thousand (US$99,847 thousand as of December 31, 2005) of principal.

Of the total loans and financing with foreign variable interest (Libor), US$60,000 is protected against interest rate (Libor) variations through derivative transactions (interest rate swaps).

Currency risk

The Company uses derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

27

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

In thousands of US$
Loans and financing	(60,977)
Derivative contracts	61,180
Other obligations	(208)

Total	(5)

b)	Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)
Loans and financing	(142,728)	(147,214)	(4,486)
Derivative contracts	(18,840)	(11,739)	7,101
Other obligations	(487)	(487)	—

Total	(162,055)	(159,440)	2,615

c)	Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26.	POST-RETIREMENT BENEFIT PLANS

a)	Defined benefit plans: the subsidiary sponsored defined benefit pension plans (founder benefits plan and the alternative benefits plan), which were managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, the subsidiary and Brasil Telecom S.A., sponsors of the FCRT, signed a Term of Commitment for the full separation of the sponsors, through the withdrawal of the subsidiary as a sponsor and a guarantee that this withdrawal would be carried out strictly in accordance with the pertinent legislation and respecting the rights of the participants. This was approved by the Supplementary Pensions Office on December 30, 2003.

28

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

Although existing legislation permits the suspension of deductions of the contributions of the sponsors and participants from January 2002 to December 2003, the subsidiary continued to make the payments as a way of safeguarding and preserving participants’ rights until the effective withdrawal of the subsidiary from sponsorship of the FCRT.

The actuarial valuation of the plan adopted the methodology for withdrawal of the sponsor established by MPAS CPC Resolution No. 06/88.

The reserves were individually valued, based on the methodology defined in the above Resolution for each of the categories (assisted persons and pensioners, imminent and nonimminent risks).

As agreed with FCRT, since October 2004 the subsidiary has been transferring to SISTEL the amount planned as a savings reserve for active Company collaborators who opted to migrate from the FCRT Alternative/Founder plan to the Visão Plan, amounting to R$9,515 as of December 31, 2005. Of the R$8,677 provisioned as of December 31, 2005, R$4,585 refers to the withdrawal reserve for participants with an Agreement of Intent to transfer to BrTPrev who are awaiting the outcome of procedures with the INSS (National Institute of Social Security) to obtain retirement. The balance of the provision should be transferred during the year 2006, on conclusion of the validation of the amounts presented.

The amount of R$13,842 presented by BrTPrev as a legal and actuarial payable contingency is at present under analysis and the Company is not in a position to confirm its existence and the chances of realization.

b)	Visão Celular CRT Benefit Plan: after approval of the process of withdrawal from sponsorship by FCRT, the Supplementary Pension Office also approved the Visão Celular CRT Benefit Plan - Visão Plan, implemented by the subsidiary as of March 1, 2004, when this plan, of the individual defined contributions type, managed by SISTEL, was offered to its collaborators. Visão Plan is funded by the contributions of the participants (employees) and sponsor, which are credited to participants’ individual accounts. The sponsor is responsible for all administrative and plan maintenance costs, including forecasting account balances for participants’ death and invalid benefits.

The subsidiary’s contributions to Visão Plan are equal to those of the participants, varying from 0% to 9% of the participant’s salary, according to the percentage chosen by the participant.

In the fiscal year ended December 31, 2005, the subsidiary made contributions to Visão Plan of R$901 (R$585 as of December 31, 2004).

In the fiscal year ended December 31, 2005, the subsidiary recognized actuarial costs of R$235 (R$479 as of December 31, 2004) in proportion to risk benefits in the other operating expenses account.

29

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

We show below a breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
Visão	235	479

Total	235	479

1)	Reconciliation of funded status

Visão Plan	2005	2004
Benefit obligation	840	1,006
Fair value of plan assets	(605)	(527)

Funded status	235	479

Although Visão Plan is a defined contribution plan, the sponsor bears the actuarial risk of death and disablement of its participants, for which actuarial calculations are necessary.

2)	Change in net actuarial liability (asset)

Visão Plan	2005
Net actuarial liability as of December 31, 2004	479
Current service cost	242
Recognized actuarial gains for the year	(285)
Sponsor’s and employees’ contributions for the year	(127)
Earnings for the year	(74)

Net actuarial liability as of December 31, 2005	235

3)	Change in benefit obligation

Visão Plan	2005
Benefit obligation as of December 31, 2004	1,006
Current service cost	137
Interest cost	105
Actuarial gains for the year	(408)

Benefit obligation as of December 31, 2005	840

4)	Change in plan assets

Visão Plan	2005
Fair value of plan assets as of December 31, 2004	(527)
Gains on plan assets	123
Sponsor’s contributions for the year	(127)
Return on plan assets for the year	(74)

Fair value of plan assets as of December 31, 2005	(605)

30

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

5)	Estimated expenses for 2006

Visão Plan
Service cost	104
Interest cost on actuarial liabilities	89
Expected return on assets	(83)
Employee contributions	(8)

Total	102

6)	Actuarial assumptions

Visão Plan	2005
Discount rate used at current value of actuarial liabilities	11.30	% p.y.
Estimated return rate on plan assets	13.98	% p.y.
Future salary growth rate	7.10	% p.y.
Mortality table	UP94 with 2 years and segregated by sex
Invalid mortality table	IAPB - 57
Disability table	Mercer disability
% of active married participants as of the retirement date	95
Number of active participants in the Visão Plan	258

27.	CORPORATE RESTRUCTURING

On October 11, 2000, a corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to its subsidiary. Goodwill net of the reversal of the related provision was fully amortized as of December 31, 2005.

On August 31, 2005 the Boards of Directors of the Company and its subsidiary approved a corporate restructuring with a view to transferring to the Company the goodwill paid by Avista Participações Ltda. on the acquisition of an interest in the Company, which, on August 31, 2005, amounted to R$170,914.

Prior to the incorporation of goodwill by the Company a reserve had been constituted to maintain the shareholders’ equity of Company in an amount of R$112,804. Thus, net assets incorporated by the Company amounted to R$58,110, which, in essence, represents the tax benefit derived from the deductibility of the above-mentioned goodwill when incorporated by the Company and its subsidiary.

The incorporated net asset amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of the Company when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds received will be paid to Avista Participações Ltda.

31

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The accounting records of the Company maintained for corporate and tax purposes have specific accounts relating to the incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Amounts on the date of merger	Company 12/31/2005
Balance sheet:
Incorporated goodwill	170,914	159,327
Provision	(112,804)	(105,156)

Amount	58,110	54,171

		2005
Statement of income:
Amortization of goodwill		11,587
Reversal of provision		(7,648)
Tax benefit		(3,939)

Net effect on net income		—

As shown above, amortization of the goodwill, net of the provision reversal and corresponding tax credit, produces a zero effect on the results for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial and equity situation, the net value of R$54,171 as of December 31, 2005, which in essence represents the tax credit relating to the corporate reorganization, was classified in the balance sheet as deferred taxes (Note 7).

The incorporated tax credit will be capitalized at the time of effective realization of the tax benefit. The Company did not realize the full tax benefit and recorded R$3,939 as tax credits on tax loss carryforwards. The subsidiary’s tax benefit of R$24,967 realized in 2005 will be capitalized in 2006.

28.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Tele Centro Oeste Celular S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A., NBT S.A. and Telecomunicações de São Paulo S.A. - Telesp. Some of these transactions are based on contracts signed by TELEBRÁS and the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)	Technical assistance: refers to the technical assistance and corporate management advisory services by TBS Celular Participações S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the exchange variation.

32

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

d)	Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiary, contracted for 12 months, renewable for the same period.

e)	Logistic operator services and accounting and financial advisory: provided by Telefônica Gestão de Serviços Compartilhados Ltda.

f)	Voice content portal service: provided by Terra Network Brasil.

g)	Maintenance of the profitability and cost control system: provided by Telefônica Móbile Solution do Brasil.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/2005	12/31/2004
Assets:
Trade accounts receivable, net	6,130	3,926
Receivable from Group companies	6,033	7,326

Liabilities:
Trade accounts payable	12,385	16,504
Technical assistance	9,874	9,205
Obligation from Group companies	8,107	5,684

Statement of income-
Net operating revenue-
Telecomunicações de São Paulo S.A. - Telesp	27,927	23,042

Balance as of December 31	27,927	23,042

Selling expenses:
Mobitel S.A. - Dedic	(21,817)	—
Atento do Brasil S.A.	(30,381)	(31,598)

Balance as of December 31	(52,198)	(31,598)

General and administrative expenses:
Telecomunicações de São Paulo S.A. - Telesp	—	(371)
Primesys Soluções Empresariais	(998)	—
TBS Celular Participações S.A.	(10,521)	(9,770)
Telefônica Empresas Brasil	(1,413)	—
Telefônica Mobile Solutions	(325)	—
Telefônica Soluciones de Informática	(187)	—
Terra Network Brasil	(313)	(209)
Telefônica Gestão de Serviços Compartilhados - T-Gestiona	(6,261)	(6,362)

Balance as of December 31	(20,018)	(16,712)

33

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

	Consolidated
	12/31/2005	12/31/2004
Finance income (expense), net:
Atento Brasil S.A.	1	—
Telefônica Empresas S.A.	—	62
Telefônica Empresas Brasil	—	2,400
Telefônica Gestão de Serviços Compartilhados - T-Gestiona	(28)	—

Balance as of December 31	(27)	2,462

Other operating revenue:
Telefônica Gestão de Serviços Compartilhados - T-Gestiona	10	—
Telefônica Empresas Brasil	1,567	—
Telefónica Móviles Espanha	10	—

Balance as of December 31	1,587	—

Recovery of expenses from joint venture, proportional:
Tele Leste Celular Participações S.A. and subsidiaries	539	411
Telesp Celular Participações S.A. and subsidiaries	7,726	6,406
Tele Sudeste Celular Participações S.A. and subsidiaries	2,197	1,859

Balance as of December 31	10,462	8,676

Expenses from joint venture, proportional:
Tele Leste Celular Participações S.A. and subsidiaries	(961)	(926)
Telesp Celular Participações S.A. and subsidiaries	(30,873)	(26,009)
Tele Sudeste Celular Participações S.A. and subsidiaries	(8,265)	(8,370)

Balance as of December 31	(40,099)	(35,305)

29.	DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$1,204 and R$665, respectively, and were appropriated as expense.

30.	INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount
Operating risks	R$2,322,412
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - R$250 for damage to property/bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm/property damage and R$50 for property damage

34

Celular CRT Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

31.	RECONCILIATION OF COMPANY AND CONSOLIDATED RESULTS FOR THE FISCAL YEAR

The reconciliation of the net income for the years ended December 31, 2005 and 2004, Company and consolidated, is as follows:

2005
Net profit - Company	130,287
Equipment donations received by subsidiaries	(944)

Consolidated net profit	129,343

32.	SUBSEQUENT EVENTS

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company into Telesp Celular Participações S.A. (“TCP”), and the changing of the name of TCP to Vivo Participações S.A., as previously proposed by the Board of Directors and communicated to the market on December 4, 2005.

The shareholders of the companies will receive 7.0294 TCP shares for each Company share.

Since the Company merged into TCP and was extinguished, its registration with the CVM and the São Paulo Stock Exchange (BOVESPA) will be cancelled.

35

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
ASSETS
CURRENT ASSETS
Cash and banks	158	1,797	8,778	45,841
Temporary cash investments	54,174	19,227	445,671	308,065
Trade accounts receivable, net	—	—	526,704	407,748
Inventories	—	—	46,356	131,578
Advances to suppliers	—	1,626	2,449	7,997
Interest on shareholders’ equity and dividends	28,327	27,416	—	—
Deferred and recoverable taxes	9,762	3,793	336,514	327,953
Derivative contracts	—	—	397	1,477
Prepaid expenses	—	—	54,069	37,298
Other current assets	691	326	72,456	79,919

	93,112	54,185	1,493,394	1,347,876

NONCURRENT ASSETS
Recoverable taxes	53,143	51,080	254,683	262,152
Prepaid expenses	—	—	11,009	15,416
Other noncurrent assets	530	530	9,112	9,061

	53,673	51,610	274,804	286,629

PERMANENT ASSETS
Investments	1,989,212	1,917,171	409	499
Property, plant and equipment, net	—	430	1,169,094	1,263,569
Deferred assets, net	—	—	1,957	513

	1,989,212	1,917,601	1,171,460	1,264,581

TOTAL ASSETS	2,135,997	2,023,396	2,939,658	2,899,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payroll and related accruals	487	516	29,600	29,744
Suppliers and trade accounts payable	3,814	6,612	509,084	552,847
Taxes payable	2,747	2,586	100,813	78,245
Loans and financing	—	—	—	50,250
Interest on shareholders’ equity and dividends	44,420	35,785	46,118	37,708
Reserve for contingencies	2	—	26,815	61,055
Derivative contracts	—	—	4,128	14,512
Other liabilities	37,379	7,033	75,833	56,858

	88,849	52,532	792,391	881,219

NONCURRENT LIABILITIES
Reserve for contingencies	—	—	74,566	22,565
Other liabilities	—	—	25,553	24,438

	—	—	100,119	47,003

SHAREHOLDERS’ EQUITY
Capital stock	927,945	891,460	927,945	891,460
Capital reserve	170,449	206,934	170,449	206,934
Income reserves	311,491	235,207	311,491	235,207
Retained earnings	637,132	637,132	637,132	637,132

	2,047,017	1,970,733	2,047,017	1,970,733

FUNDS FOR CAPITALIZATION	131	131	131	131

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,135,997	2,023,396	2,939,658	2,899,086

The accompanying notes are an integral part of these consolidated financial statements.

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
GROSS OPERATING REVENUE
Telecommunications services	—	—	2,413,754	2,119,792
Sale of handsets and accessories	—	—	626,431	584,077

	—	—	3,040,185	2,703,869
Deductions from gross revenue	—	—	(962,237)	(776,842)

NET OPERATING REVENUE	—	—	2,077,948	1,927,027
Cost of services provided	—	—	(557,135)	(582,596)
Cost of goods sold	—	—	(479,223)	(526,910)

GROSS PROFIT	—	—	1,041,590	817,521

OPERATING INCOME (EXPENSES)
Selling expenses	—	—	(648,048)	(511,415)
General and administrative expenses	(5,298)	(5,582)	(213,811)	(187,832)
Other operating expenses	(11)	(33)	(95,861)	(45,056)
Other operating income	781	135	72,398	62,037
Equity	104,586	94,532	—	—

	100,058	89,052	(885,322)	(682,266)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	100,058	89,052	156,268	135,255
Financial expenses	(317)	(215)	(77,046)	(82,757)
Paid interest on shareholders’ equity	(34,866)	(23,000)	(34,866)	(23,000)
Financial income	11,246	5,207	103,772	88,484
Received interest on shareholders’ equity	28,116	23,000	—	—

OPERATING INCOME	104,237	94,044	148,128	117,982
Nonoperating expenses, net	—	—	(26,255)	(1)

INCOME BEFORE INCOME TAXES	104,237	94,044	121,873	117,981
Income and social contribution taxes	163	(1,166)	(45,589)	(48,103)

INCOME BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	104,400	92,878	76,284	69,878
Reversal of interest on shareholders’ equity	6,750	—	34,866	23,000

NET INCOME	111,150	92,878	111,150	92,878

EARNINGS PER THOUSAND SHARES - R$	1,210.38	0.21

The accompanying notes are an integral part of these consolidated financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Capital stock	Capital reserve		Income reserve		Retained earnings	Total
		Special goodwill reserve	Tax incentive	Legal reserve	Reserve for expansion
BALANCES AT DECEMBER 31, 2003	778,838	289,835	3,589	50,266	143,703	637,132	1,903,363

Capital increase	112,622	(86,490)	—	—	(26,132)	—	—
Net income	—	—	—	—	—	92,878	92,878
Appropriations:
Legal reserve	—	—	—	4,644	—	(4,644)	—
Dividends	—	—	—	—	—	(2,508)	(2,508)
Interest on shareholders’ equity	—	—	—	—	—	(23,000)	(23,000)
Reserve for expansion	—	—	—	—	62,726	(62,726)	—

BALANCES AT DECEMBER 31, 2004	891,460	203,345	3,589	54,910	180,297	637,132	1,970,733

Capital increase	36,485	(36,485)	—	—	—	—	—
Net income	—	—	—	—	—	111,150	111,150
Appropriations:
Legal reserve	—	—	—	5,558	—	(5,558)	—
Interest on shareholders’ equity	—	—	—	—	—	(34,866)	(34,866)
Reserve for expansion	—	—	—	—	70,726	(70,726)	—

BALANCES AT DECEMBER 31, 2005	927,945	166,860	3,589	60,468	251,023	637,132	2,047,017

The accompanying notes are an integral part of these consolidated financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
SOURCES OF FUNDS
From operations (see below)	413	—	504,376	493,596

From third parties:
Transfer from noncurrent to current assets	974	—	95,570	—
Transfer from current to noncurrent liabilities	—	—	43,508	—
Decrease in noncurrent assets	3,665	—	—	—
Interest on capital and dividends	32,545	30,866	—	—

	37,184	30,866	139,078	—

Total sources	37,597	30,866	643,454	493,596

USES OF FUNDS
From operations (see below)	—	1,224	—	—
Additions to property, plant and equipment	—	—	295,172	241,341
Additions to deferred assets	—	—	1,906	212
Additions to investments	—	—	—	90
Increase in deferred taxes	121	—	38,065	—
Increase in noncurrent assets	—	—	39,099	—
Transfer from noncurrent to current assets	—	3,826	—	5,644
Transfer from noncurrent to current liabilities	—	—	—	55,008
Interest on capital and dividends	34,866	25,508	34,866	25,508

Total uses	34,987	30,558	409,108	327,803

INCREASE IN WORKING CAPITAL	2,610	308	234,346	165,793

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	93,112	54,185	1,493,394	1,347,876
At the end of the year	54,185	63,405	1,347,876	1,144,703

Increase (decrease)	38,927	(9,220)	145,518	203,173

Current liabilities:
At the beginning of the year	88,849	52,532	792,391	881,219
At the end of the year	52,532	62,060	881,219	843,839

Increase (decrease)	36,317	(9,528)	(88,828)	37,380

INCREASE IN WORKING CAPITAL	2,610	308	234,346	165,793

(Continues)

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)	(Continuation)

COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Net loss	111,150	92,878	111,150	92,878
Equity	(104,586)	(94,532)	—	—
Depreciation and amortization	430	430	357,789	393,681
Interest and long-term monetary variations	(6,581)	—	(6,308)	1,533
Gains with derivatives	—	—	—	272
Reserve for contingencies	—	—	8,494	(728)
Net book value of property, plant and equipment and investments sold	—	—	27,567	711
Decrease in investments	—	—	90	—
Depreciation of shared systems	—	—	5,455	5,778
Reserve for pension and other post-retirement benefits	—	—	139	(529)

Total	413	(1,224)	504,376	493,596

The accompanying notes are an integral part of these consolidated financial statements.

5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Net loss	111,150	92,878
Depreciation and amortization	357,789	393,681
Depreciation of shared systems	5,455	5,778
Loss on permanent asset disposals	25,797	—
Monetary and exchange variation	(5,515)	564
Credits from fiscal incentives	—	(90)
Provision for loss on investment	90	—
Provision for doubtful accounts	62,486	35,693
Increase in investments given in guarantee	(24,771)	—
Increase in trade accounts receivable	(181,442)	(97,753)
Increase in recoverable taxes and deferred income taxes	(1,346)	(20,408)
(Increase) decrease in other noncurrent assets	81,462	(111,062)
(Increase) decrease in other noncurrent assets	4,356	(5,289)
Increase (decrease) in payroll and related accruals	(144)	2,714
Increase (decrease) in accounts payable and suppliers	(43,763)	126,599
Increase (decrease) in recoverable taxes and deferred income taxes	7,054	(22,591)
Increase in income and social contribution taxes	15,514	10,807
Decrease in accrued interest	(1,416)	(8,881)
Increase in derivative contracts	30,140	31,727
Increase in reserve for contingencies	17,761	8,248
Increase (decrease) in provision for pension plan	139	(529)
Decrease in other current liabilities	(18,796)	(4,896)
Increase in other noncurrent liabilities	976	—

Net cash provided by operating activities	442,976	437,190

INVESTING ACTIVITIES
Additions to property, plant and equipment	(295,172)	(241,341)
Additions to deferred assets	(1,906)	(212)
Cash received on sale of property, plant and equipment	1,770	711

Net cash used in investing activities	(295,308)	(240,842)

FINANCING ACTIVITIES
Payment of loans and financing	(43,318)	(160,020)
Net settlement on derivative contracts	(39,189)	(29,821)
Interest on capital and dividends paid	(26,456)	(35,074)
Cash resulting from grouping of shares	37,067	—

Net cash used in financing activities	(71,896)	(224,915)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	75,772	(28,567)

At the beginning of the year	353,906	382,473
At the end of the year	429,678	353,906

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	96,498	137,036
Interest paid	1,416	14,534

NONCASH TRANSACTION
Capitalized cost of disassembled tower and equipment	703	24,074

The accompanying notes are an integral part of these consolidated financial statements.

6

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

Tele Sudeste Celular Participações S.A. (“Tele Sudeste” or the “Company”) is a publicly-traded company which, as of December 31, 2005, is controlled by Brasilcel N.V. (50.47% of the total capital), Sudestecel Participações S.A. (25.54% of the total capital), Tagilo Participações Ltda. (10.90% of the total capital) and Avista Participações Ltda. (4.11% of the total capital). Sudestecel, Tagilo and Avista are wholly-owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

Tele Sudeste is the controlling shareholder of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”), which provide cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, including activities necessary or useful to the provision of such services, in accordance with the licenses granted to them.

The authorizations granted to Telerj and Telest shall be in force up to November 29, 2020 (the Telerj authorization was extended by Ruling No. 54,324 of November 28, 2005) and November 30, 2008, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of the operators’ annual revenues.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries Telerj and Telest.

7

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The subsidiaries are fully consolidated. All balances and transactions among the above-mentioned companies have been eliminated in the consolidation.

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)	Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)	Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d)	Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation and premiums relating to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)	Inventories

Consist of handsets and accessories stated at the average acquisition cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f)	Prepaid expenses

Are stated at amounts disbursed for expenses that have not yet been incurred.

g)	Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h)	Investments

Permanent investments in subsidiaries are recorded by the equity method. Other investments are recorded at historic cost.

8

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

i)	Property, plant and equipment

Are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)	Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred taxes attributable to temporary differences, tax loss carryforwards and the negative calculation base for social contribution are recorded as assets to the extent it is probable that the assets will be realized.

k)	Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l)	FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which the likelihood of an unfavorable outcome is probable.

n)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 27).

o)	Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

9

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

p)	Net financial expense

Represents interest and monetary and exchange variations resulting from financial investments and loans and financing obtained and granted.

q)	Derivatives

The subsidiaries enter into certain foreign exchange forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates with reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

r)	Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

s)	Earnings per thousand shares

Earnings per thousand shares are calculated based on the number of shares outstanding on the balance sheet date.

t)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4.	TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Temporary cash investments	54,174	19,227	445,671	308,065

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

As of December 31, 2005, the subsidiaries had financial investments of R$24,771, pledged in guarantee of lawsuits.

10

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/2005	12/31/2004
Unbilled amounts from services rendered	107,116	66,058
Billed amounts	255,495	136,204
Interconnection	123,293	99,822
Goods sold	93,214	146,874
Provision for doubtful accounts	(52,414)	(41,210)

Total	526,704	407,748

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telemar Norte Leste S.A. - Telemar, which represent approximately 12% and 14%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	12/31/2005	12/31/2004
Beginning balance	41,210	31,685
Increase in provision	62,486	35,693
Write-offs and recoveries	(51,282)	(26,168)

Ending balance	52,414	41,210

6.	INVENTORIES

	Consolidated
	12/31/2005	12/31/2004
Cellular handsets	63,999	140,055
Accessories and others	1,143	5,610
(-) Provision for obsolescence	(18,786)	(14,087)

Total	46,356	131,578

11

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

7.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid/recoverable income and social contribution taxes	60,881	51,073	185,041	174,560
IRRF (withholding income tax)	1,189	3,221	20,845	22,733
Recoverable ICMS (State VAT)	—	—	73,466	70,924
Recoverable PIS and COFINS (taxes on revenue)	—	—	50,638	42,604
Other	241	241	2,389	2,294

Total recoverable taxes	62,311	54,535	332,379	313,115

Deferred tax and social contribution	594	338	244,211	259,989

ICMS on sales to be recognized	—	—	14,607	17,001

Total	62,905	54,873	591,197	590,105

Current	9,762	3,793	336,514	327,953
Noncurrent	53,143	51,080	254,683	262,152

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	12/31/2005	12/31/2004
Tax credits recorded on corporate restructuring	—	73,608
Tax credits on provisions for:
Obsolescence	6,387	4,789
Contingencies	34,470	28,431
Doubtful accounts receivable	17,821	14,011
Accelerated depreciation	29,528	22,111
Customer loyalty program	5,750	5,744
Employees’ profit sharing	4,598	4,806
Other	32,198	8,569
Tax loss carryforwards	113,459	97,920

Total deferred taxes	244,211	259,989

Current	89,547	73,559
Noncurrent	154,664	186,430

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)	Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b)	Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized proportionally to the amortization of the goodwill of the subsidiaries.

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

Consolidated
Year	12/31/2005
2006	89,547
2007	30,484
2008	39,735
2009 and thereafter	84,445

Total	244,211

8.	PREPAID EXPENSES

	Consolidated
	12/31/2005	12/31/2004
FISTEL fees	14,487	17,609
Rentals	7,481	8,617
Advertising	32,389	18,962
Commercial incentives	842	583
Employment benefits	30	2,048
Insurance premiums	372	274
Other	9,477	4,621

Total	65,078	52,714

Current	54,069	37,298
Noncurrent	11,009	15,416

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

9.	OTHER ASSETS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Escrow deposits	—	—	32,555	13,409
Advances to employees	14	—	1,673	1,762
Credits with suppliers	—	—	4,061	9,236
Credit with related companies	677	294	31,341	32,430
Subsidies on handset sales	—	—	6,534	16,821
Tax incentives	530	530	1,479	1,479
Other	—	32	3,925	13,843

Total	1,221	856	81,568	88,980

Current	691	326	72,456	79,919
Noncurrent	530	530	9,112	9,061

10.	INVESTMENTS

a)	Investments in subsidiaries

	Total interest - %	Total common shares - in thousands	Shareholders’ equity		Net income (loss) for the years ended December 31,
Investee			12/31/2005	12/31/2004	12/31/2005	12/31/2004
Telerj Celular S.A.	100	30,449	1,630,296	1,616,075	18,650	33,123
Telest Celular S.A.	100	2,039	358,916	301,096	85,936	61,409

b)	Changes

The changes in the Company’s investments for the years ended December 31, 2005 and 2004 are as follows:

Description	Telerj Celular S.A.	Telest Celular S.A.	Total
Balance as of December 31, 2003	1,590,818	262,687	1,853,505
Equity method of accounting	33,123	61,409	94,532
Dividends and interest on shareholders’ equity	(7,866)	(23,000)	(30,866)

Balance as at December 31, 2004	1,616,075	301,096	1,917,171
Equity method of accounting	18,650	85,936	104,586
Dividends and interest on shareholders’ equity	(4,429)	(28,116)	(32,545)

Balance as at December 31, 2005	1,630,296	358,916	1,989,212

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

a)	Composition

		Consolidated
		12/31/2005			12/31/ 2004
	Annual depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value
Transmission equipment	10.00 to 14.28	1,578,933	(1,205,588)	373,345	433,788
Switching equipment	14.28	753,047	(518,955)	234,092	210,754
Infrastructure	4.00 to 20.00	430,991	(239,624)	191,367	191,970
Land	—	4,353	—	4,353	4,353
Software use rights	20.00	320,001	(214,317)	105,684	114,277
Buildings	4.00	34,010	(5,590)	28,420	29,405
Handsets	66.67	258,041	(199,367)	58,674	50,464
Other assets	10 to 20.00	280,222	(178,063)	102,159	130,033
Construction in progress	—	71,000	—	71,000	98,525

Total		3,730,598	(2,561,504)	1,169,094	1,263,569

12.	SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Suppliers	581	4,304	282,342	366,377
Interconnection	—	—	10,388	41,922
Amounts payable to long-distance operators - SMP (*)	—	—	128,507	90,423
Technical assistance (note 29)	—	—	64,590	41,141
Other	3,233	2,308	23,257	12,984

Total	3,814	6,612	509,084	552,847

(*)	The amounts to be passed on Personal Mobile Service (SMP) refer to the VC2, VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on and to the long-distance operators.

13.	TAXES PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
ICMS	—	—	27,555	27,925
Income and social contribution taxes	146	459	30,066	14,552
PIS and COFINS	2,601	2,127	23,697	16,618
FISTEL fees	—	—	3,340	6,886
FUST and FUNTTEL	—	—	1,894	1,189
CIDE (economic intervention contribution)	—	—	12,667	10,523
Other taxes	—	—	1,594	552

Total	2,747	2,586	100,813	78,245

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

14.	LOANS AND FINANCING

a)	Composition of debt

				Consolidated
Description	Currency	Annual interest	Maturity date	12/31/2005	12/31/2004
Financial institutions:
Resolution No. 2,770	US$	10.8% p.y. to 11% p.y.	08.01.05 to 10.03.05	—	30,526
Assumption of debt	US$	1.825% p.y. + LIBOR	10.18.05 to 11.07.05	—	10,022

Suppliers:
NEC do Brasil S.A.	US$	7.3% p.y.	11.29.05	—	8,286
Accrual interest				—	1,416

Total				—	50,250

b)	Derivatives

As of December 31, 2005, the Company had exchange derivative contracts in the amounts of US$26,625 thousand and €50 thousand (US$58,834 thousand as of December 31, 2004), to hedge all its foreign exchange liabilities. As of December 31, 2005, the Company had recorded an accumulated loss of R$3,731 (R$13,035 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004
Total current assets	397	1,477
Total current liabilities	4,128	14,512

Accumulated loss	(3,731)	(13,035)

15.	OTHER LIABILITIES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Prepaid services to be provided	—	—	15,446	19,648
Accrual for customer loyalty program (a)	—	—	16,913	16,894
Intercompany liabilities	312	7,028	6,096	19,282
Provision for pension plan	—	—	503	364
Reverse split of shares (b)	37,067	—	37,067	—
Other	—	5	25,361	25,108

Total	37,379	7,033	101,386	81,296

Current	37,379	7,033	75,833	56,858
Noncurrent	—	—	25,553	24,438

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

(a)	The Company and its subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned considering historic redemption data, points generated and the average cost of a point.

(b)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Consolidated
	12/31/2005	12/31/2004
Labor	9,957	10,177
Civil	40,605	25,882
Tax	50,819	47,561

Total	101,381	83,620

Current	26,815	61,055
Noncurrent	74,566	22,565

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

2005 Consolidated
Beginning balance	83,620
Additional provisions, net of reversals	37,302
Monetary variation	5,092
Payments	(24,633)

End of the year	101,381

16.1.	Tax claims

16.1.1.	Probable losses

a)	ICMS

Based on the opinion of its external legal counsel, Telest recorded a provision of R$3,598 as of December 31, 2005 (R$2,826 as of December 31, 2004), referring to ICMS tax suits initiated in 2002, currently under dispute in administrative proceedings.

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

16.1.2.	Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on its financial position and, except for PIS and COFINS (item b) below), has not recorded provisions in the financial statements as of December 31, 2005.

a)	ICMS, ISS and other taxes

The subsidiaries received tax assessments totaling R$98,258 (R$66,219 as of December 31, 2004), in respect of: (i) nonpayment of ICMS on occasional or complementary services that do not constitute telecommunications services - R$70,415 (R$40,671 as of December 31, 2004); (ii) nonpayment of ICMS on international calls, made from Brazil - R$6,244 (R$6,244 as of December 31, 2004); (iii) nonpayment of ICMS on calls originating from administrative terminals and from tests used by employees - R$1,762 (R$1,733 as of December 31, 2004); (iv) ISS (service tax) on subscription charge - R$4,947 (R$4,947 as of December 31, 2004); and (v) R$14,890 (R$12,624 as of December 31, 2004), relating to various ICMS, ISS and other tax assessments that are being contested by the subsidiaries.

b)	PIS and COFINS

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL (Social Contribution Tax on Net Profit); and (iii) indirectly increased the COFINS and PIS (social integration program) due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

In light of this declaration of the Plenary Session of the Federal Supreme Court, the firm that represents the Company’s interests in this legal dispute reconsidered the classification of the probability of success in respect of the widening of the PIS and COFINS calculation bases from possible to remote loss.

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss.

Conservatively, the management of the subsidiaries maintained the provisions made for these processes, amounting to R$47,221 as of December 31, 2005 (R$40,185 as of December 31, 2004) and will await the final decision in these cases.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company is now including revenues in excess of billing in the PIS and COFINS calculation bases.

c)	IRPJ (corporate income tax), IRRF and CSLL

Telerj received tax assessments amounting to R$205,586, relating to: (i) the use of part of the negative calculation basis of the CSLL calculated by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of IRPJ and CSLL, due to the inspectors’ nonacceptance of the deductibility of certain expenses; (iii) alleged underpayment of IRRF (income tax withheld) on overseas remittances; and (iv) changes to the basis for calculating IRPJ and CSLL resulting from the reduction in the Company’s declared tax loss.

d)	CIDE

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. Telerj has two claims of this type, one in administrative proceedings and the other in judicial proceedings, totaling R$49,690.

16.2.	Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$62,841 for the civil claims and R$15,019 for the labor claims.

17.	SHAREHOLDERS’ EQUITY

a)	Capital

In the General and Extraordinary Shareholders’ Meeting held on March 29, 2005, a reverse split of 449,009,994,135 book-entry shares, without par value, was approved, comprising 189,434,957,933 common shares and 259,575,036,202 preferred shares, representing share capital, in the proportion of 5,000 shares to 1 share of the same type. Share capital now comprises 89,801,999 book-entry shares, without par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

On July 29, 2005, the Company advised the shareholders of a capital increase of R$36,485, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$891,460 to R$927,945, with the issue of 2,029,225 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/2005	12/31/2004
Common shares	39,916	189,434,958
Preferred shares	51,915	259,575,036

Total	91,831	449,009,994

b)	Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, and the right to receive a dividend 10% higher than that declared for each common share.

Dividends are calculated in accordance with the Company’s bylaws and with corporate law, which establish a minimum dividend corresponding to 25% of the net income for the fiscal year.

Dividends due, before the allocation of interest on shareholders’ equity, were calculated as follows:

	2005	2004
Net income for the year	111,150	92,878
Appropriation to legal reserve	(5,558)	(4,644)

Adjusted net income	105,592	88,234

Dividends and interest on shareholders’ equity	(26,398)	(22,058)

Gross interest on shareholders’ equity	34,866	23,000
IRRF on equity capital interest	(5,230)	(3,450)

Net interest on shareholders’ equity	29,636	19,550
Additional dividend	—	2,508

Number of shares:
Common	39,916	189,434,958
Preferred	51,915	259,575,036

Proposed dividends and interest on shareholders’ equity:
Common shares	12,193	8,798
Preferred shares	17,443	13,260

Proposed dividends and interest on shareholders’ equity per share
(in Brazilian reais):
Common shares	0.30547	0.00005
Preferred shares	0.33600	0.00005

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit (Note 28).

d)	Income reserve

d.1)	Legal reserve

The legal reserve is calculated based on 5% of annual net income until it is equal to 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and may only be used to offset losses or capital increases.

d.2)	Reserve for expansion and modernization

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the need for investment funds for projects in the coming years.

18.	NET OPERATING REVENUE

	Consolidated
	2005	2004
Subscription	86,339	138,599
Usage charges	1,419,078	1,093,004
Additional call charges	36,405	26,118
Interconnection	734,255	792,513
Data services	115,718	50,614
Other services	21,959	18,944

Gross revenue from services	2,413,754	2,119,792

ICMS	(496,055)	(388,919)
PIS and COFINS	(87,299)	(76,597)
ISS	(1,156)	(834)
Discounts granted	(66,464)	(48,921)

Net operating revenue from services	1,762,780	1,604,521

Sale of handsets and accessories	626,431	584,077

ICMS	(46,412)	(49,545)
PIS and COFINS	(36,856)	(37,407)
Discounts granted	(188,054)	(119,064)
Returns of goods	(39,941)	(55,555)

Net operating revenue from sales of handsets	315,168	322,506

Total net operating revenue	2,077,948	1,927,027

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Telemar Norte Leste S.A. - Telemar, a fixed line service provider, which contributed approximately 16% and 21%, respectively, mainly in relation to interconnection.

19.	COST OF SERVICES AND GOODS

	Consolidated
	2005	2004
Personnel	(19,576)	(18,784)
Materials	(305)	(968)
Outside services	(55,813)	(47,996)
Leased lines	(72,823)	(55,383)
Rent, insurance and condominium fees	(49,428)	(43,913)
Interconnection	(43,160)	(80,958)
Taxes and contributions	(76,924)	(61,759)
Depreciation and amortization	(238,164)	(272,687)
Other	(942)	(148)

Cost of services rendered	(557,135)	(582,596)
Cost of products sold	(479,223)	(526,910)

Total	(1,036,358)	(1,109,506)

20.	SELLING EXPENSES

	Consolidated
	2005	2004
Personnel	(46,865)	(54,668)
Materials	(10,107)	(11,962)
Outside services	(343,413)	(232,645)
Advertising	(87,530)	(88,729)
Rent, insurance and condominium fees	(13,049)	(9,704)
Taxes and contributions	(425)	(538)
Depreciation and amortization	(77,251)	(75,598)
Provision for doubtful accounts	(62,486)	(35,693)
Other	(6,922)	(1,878)

Total	(648,048)	(511,415)

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(1,332)	(1,821)	(46,887)	(48,533)
Materials	(1)	—	(4,758)	(5,488)
Outside services	(3,406)	(3,256)	(98,933)	(72,109)
Rent, insurance and condominium fees	(78)	—	(17,876)	(13,223)
Taxes and contributions	(13)	(35)	(1,384)	(1,279)
Depreciation and amortization	(430)	(430)	(41,912)	(45,082)
Other	(38)	(40)	(2,061)	(2,118)

Total	(5,298)	(5,582)	(213,811)	(187,832)

22.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004
Income:
Fees	—	—	10,560	9,405
Recovered expenses	781	135	23,493	13,819
Provision reversals	—	—	3,616	10,307
Shared infrastructure/EILD	—	—	4,849	5,876
Commercial incentives	—	—	26,695	17,362
Other	—	—	3,185	5,268

Total	781	135	72,398	62,037

Expenses:
FUST	—	—	(10,503)	(8,702)
FUNTTEL	—	—	(5,270)	(4,292)
ICMS on other expenses	—	—	(11,865)	(1,527)
PIS and COFINS on other revenues	—	—	(7,783)	(4,302)
Other taxes and contributions	(9)	(31)	(5,526)	(1,162)
Reserve for contingencies	(2)	—	(40,918)	(18,157)
Amortization of deferred charges	—	—	(462)	(314)
Other	—	(2)	(13,534)	(6,600)

Total	(11)	(33)	(95,861)	(45,056)

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

23.	NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	13,065	6,783	84,980	78,122
Foreign currency exchange variation	782	907	21,441	18,184
PIS/COFINS on financial income	(2,601)	(2,483)	(2,649)	(7,822)

Total	11,246	5,207	103,772	88,484

Expenses:
Financial expense	(315)	(215)	(35,740)	(37,615)
Monetary/exchange variation	(2)	—	(11,166)	(13,415)
Losses on derivative contracts, net	—	—	(30,140)	(31,727)

Total	(317)	(215)	(77,046)	(82,757)

24.	NONOPERATING INCOME (EXPENSES)

	Consolidated
	2005	2004
Income:
Disposal of fixed assets	1,770	711
Other	20	61

Total	1,790	772

Expenses:
Reduction of fixed assets/investments	(27,657)	(711)
Other	(388)	(62)

Total	(28,045)	(773)

25.	INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of expenses for income and social contribution taxes is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Income tax	(62)	(1,080)	(75,733)	(80,476)
Social contribution tax	(31)	(149)	(27,686)	(28,719)
Deferred income tax	99	46	42,307	44,822
Deferred social contribution tax	157	17	15,523	16,270

Total	163	(1,166)	(45,589)	(48,103)

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Income before taxes	104,237	94,044	121,873	117,981
Tax expense at combined statutory rate	(35,441)	(31,975)	(41,437)	(40,114)
Permanent additions:
Nondeductible expenses	(100)	(130)	(5,934)	(5,498)
Other additions	—	(1,202)	—	(2,514)
Permanent exclusions:
Interest on shareholders’ equity credited – subsidiaries	35,559	32,141	—	—
Other exclusions	—	—	93	23
Other	145	—	1,689	—

Tax expense	163	(1,166)	(45,589)	(48,103)

26.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)	Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their business are:

•	Credit risk: derived from the possible difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

•	Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (CDI).

The Company and its subsidiaries take an active posture in managing of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, the Company and its subsidiaries had 68.9% (71.2% as of December 31, 2004) of their customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various recognized financial institutions.

Interest rate risk

The subsidiaries are exposed to the risk of a rise in local interest rates, as the liability portion of the derivative operations (exchange derivatives) is tied to the CDI. However, financial investments also indexed to the CDI neutralize this effect.

Currency risk

The subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

	In thousands of
	US$	€
Suppliers and technical assistance	(27,950)	(275)
Derivative contracts	26,625	50

Total	(1,325)	(225)

b)	Derivative contracts

The subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

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Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized loss
Suppliers and technical assistance	(66,182)	(66,182)	—
Derivative contracts	(3,731)	(4,098)	(367)

Total	(69,913)	(70,280)	(367)

c)	Market value of financial instruments

The market value of the swap contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27.	POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)	PBS-A: defined-benefit multisponsored plan, for participants who were previously assisted and had such status on January 31, 2000.

b)	PBS Tele Sudeste Celular: defined-benefit plan serving approximately 1% of the Company’s employees.

c)	PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contribution to the PBS Tele Sudeste Celular Plans is determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in force in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to finance the PBS Tele Leste Plans and 1.5% for the PAMA Plan.

d)	Visão Celular Benefit Plan: individual defined contribution plan - the Visão Celular benefit plan, introduced by SISTEL in August, 2000.

The subsidiaries’ contributions to Visão Plan are equal to those of the participants, varying between 2% and 9% of the participant’s salary, according to the percentage chosen by the participant.

27

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
PAMA	503	364

Total	503	364

1)	Reconciliation of funded status

	2005
	PBS	Visão (ii)	PAMA (i)	PBS-A (i) and (ii)
Benefit obligation	9,450	3,493	1,697	11,102
Fair value of plan assets	(13,081)	(10,608)	(1,194)	(14,382)

Funded status	(3,631)	(7,115)	503	(3,280)

	2004
	PBS (ii)	Visão (ii)	PAMA (i)	PBS-A (i) and (ii)
Benefit obligation	8,642	4,225	1,449	10,190
Fair value of plan assets	(11,430)	(4,545)	(1,085)	(13,252)

Funded status	(2,788)	(320)	364	(3,062)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii)	Although Visão, PBS and PBS-A Plans showed surpluses as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)	Net actuarial liability (asset)

	2005
	PBS	Visão	PAMA	PBS-A
Net actuarial (asset) liability as of December 31, 2004	(2,788)	(320)	364	(3,062)
Current service cost	992	1,282	169	1,105
Recognized actuarial losses (gains) for the year	(289)	(6,705)	191	644
Sponsor’s contribution for the year	(10)	(746)	—	—
Gains for the year	(1,536)	(626)	(221)	(1,967)

Net actuarial (asset) liability as of December 31, 2005	(3,631)	(7,115)	503	(3,280)

28

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

3)	Change in benefit obligation

	2005
	PBS	Visão	PAMA	PBS-A
Benefit obligation as of December 31, 2004	8,642	4,225	1,449	10,190
Current service cost	52	843	9	—
Interest cost	940	439	160	1,105
Benefits paid for the year	(770)	(50)	(116)	(837)
Actuarial (gain) losses for the year	586	(1,964)	195	644

Benefit obligation as of December 31, 2005	9,450	3,493	1,697	11,102

4)	Change in plan assets

	2005
	PBS	Visão	PAMA	PBS-A
Fair value of plan assets as of December 31, 2004	(11,430)	(4,545)	(1,085)	(13,252)
Benefits paid for the year	770	50	116	837
Gain for the year	(875)	(4,741)	(4)	—
Sponsor’s contributions for the year	(10)	(746)	—	—
Return on plan assets for the year	(1,536)	(626)	(221)	(1,967)

Fair value of plan assets as of December 31, 2005	(13,081)	(10,608)	(1,194)	(14,382)

5)	Estimated expenses for 2006

	PBS	Visão	PAMA	PBS-A
Service cost	59	662	13	—
Interest cost on actuarial liabilities	1,029	369	187	1,206
Expected return on assets	(1,786)	(1,484)	(149)	(1,748)
Employees’ contributions	(20)	(79)	—	—

Total	(718)	(532)	51	(542)

29

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

6)	Actuarial assumptions

2005
	PBS	Visão	PAMA	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.

Estimated return rate on plan assets	13.98% p.y.	13.98% p.y.	12.88% p.y.	12.53% p.y.

Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.

Medical costs growth rate	—	—	8.15% p.y.	—

Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.

Mortality table	UP94 with 2 years and segregated by sex	UP94 with 2 years and segregated by sex	UP94 with 2 years	UP94 with 2 years of increase in hazard and segregated by sex

Disability table	Mercer disability	Mercer disability	Mercer disability	—

28.	CORPORATE RESTRUCTURING

On November 30, 2000, a corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to its subsidiaries. The net goodwill on the provision reversal was fully amortized as of December 31, 2005.

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts relating to the incorporated goodwill and reserve and the respective amortization, reversal and tax credit, the balances of which as of December 31, 2005 and 2004 are as follows:

	Amounts on the date of merger	Consolidated
		12/31/2005	12/31/2004
Balance sheet:
Incorporated goodwill	1,393,279	—	216,493
Provision	(928,437)	—	(142,885)

Amount	464,842	—	73,608

	2005	2004
Statement of income:
Amortization of goodwill	216,493	278,656
Reversal of provision	(142,885)	(183,913)
Tax benefit	(73,608)	(94,743)

Net effect on net income	—	—

30

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

As shown above, amortization of the goodwill, net of the reversal of the provision and corresponding tax credit, produces a zero effect on the results for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial and equity situation, the net value of R$73,608 as of December 31, 2004, which in essence represents the tax credit relating to the corporate restructuring, was classified in the balance sheet under current assets as deferred taxes (Note 7).

The merged tax credit is capitalized at the time of its effective realization. In the fiscal year ended December 31, 2005, the subsidiaries realized R$59,827 in tax benefits as a result of the restructuring.

The subsidiaries did not fully realize the tax benefit and recorded deferred taxes on tax loss carryforwards totaling R$113,459.

29.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. e Norte Brasil Telecom S.A. - BrT. Some of these transactions were based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. After July 2003, users have been free to choose a long-distance operator.

b)	Technical assistance: refers to the provision of technical assistance by Telefónica Móviles S.A. and Telefónica Internacional S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)	Corporate services: these are passed on to the associated companies (in accordance with item a)) at the cost effectively incurred for these services.

d)	Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. to users of the telecommunications services of the subsidiaries, contracted for 12 months, renewable for the same period.

e)	Maintenance: maintenance of the profitability and cost control system by Telefônica Móbile Solution do Brasil.

f)	Operating logistics services and accounting/financial assistance: provided by Telefônica Gestão de Serviços Compartilhados Ltda.

g)	Voice content portal service provider: provided by Terra Network Brasil.

31

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/2005	12/31/2004
Assets:
Trade accounts receivable, net	9,587	10,357
Receivable from Group companies	31,341	32,430

Liabilities:
Trade accounts payable	26,553	73,385
Technical assistance	64,590	41,141
Intercompany liabilities	6,096	19,282

Statement of income-
Net operating revenue:
Telefónica Comunicaciones Personales UNIFON	232	—
Telefónica Móviles Chile	3	—
Telefónica Móviles Peru	23	—
Telecomunicações de São Paulo S.A. - Telesp	55,631	63,605

Balance as of December 31	55,889	63,605

Expenses-
Cost of services provided:
Telefônica Empresas Brasil	(12)	—
Telecomunicações de São Paulo S.A. - Telesp	—	(27,000)

Balance as of December 31	(12)	(27,000)

Selling expenses:
Atento do Brasil S.A.	(50,009)	(60,961)
Terra Brasil S.A.	(80)	—
Mobitel S.A. - Dedic	(30,562)	—

Balance as of December 31	(80,651)	(60,961)

General and administrative expenses:
Telecomunicações de São Paulo S.A. - Telesp	—	(935)
Telefônica Empresas Brasil	(3,612)	—
Telefônica Mobile Solutions	(411)	—
Telefônica Móviles	(392)	—
Telefônica Gestão de Serviços Compartilhados - T-Gestiona	(60)	—
Primesys Soluções Empresariais S.A.	(2,302)	—
Telefônica Móviles - technical assistance	(31,752)	—

Balance as of December 31	(38,529)	(935)

Other operating revenue-
Telefônica Empresas Brasil	230	—

Balance as of December 31	230	—

32

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

	Consolidated
	12/31/2005	12/31/2004
Finance income (expense), net:
Telefônica Internacional S.A.	2,282	2,130
Telefônica Móviles S.A.	2,416	2,501
Telefónica Móviles Espanha	(7)	—
Atento do Brasil S.A.	5	—
Telefónica Mobile Solutions	293	—

Balance as of December 31	4,989	4,631

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	8,265	8,370
Tele Leste Celular Participações S.A.	3,677	3,800
Telesp Celular Participações S.A.	50,867	54,395

Balance as of December 31	62,809	66,565

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(2,197)	(1,859)
Tele Leste Celular Participações S.A.	(1,662)	(1,811)
Telesp Celular Participações S.A.	(51,802)	(47,766)

Balance as of December 31	(55,661)	(51,436)

30.	DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$1,683 and R$2,060, consolidated, and R$364 and R$699, Company, respectively, and were appropriated as expense.

31.	INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount
Operating risks	R$2,976,447
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

33

Tele Sudeste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

32.	SUBSEQUENT EVENTS

On December 4, 2005, the Company’s Board of Directors approved a proposal for the merging of Tele Sudeste Celular Participações S.A. intoTelesp Celular Participações S.A. (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL, approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company into Telesp Celular Participações S.A. (“TCP”) (and the changing of the name of TCP to Vivo Participações S.A.), as previously proposed by the Board of Directors and communicated to the market on December 4, 2005.

The shareholders of the companies will receive 3.2879 TCP shares for each company share merged.

Since the Company merged into TCP and was extinguished, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the New York Stock Exchange - NYSE will be cancelled.

34

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OF TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
ASSETS
CURRENT ASSETS
Cash and cash equivalents	110	47	17,003	86,606
Trade accounts receivable, net	—	—	148,257	127,748
Inventories	—	—	24,152	53,754
Advances to suppliers	—	—	1,102	552
Interest on shareholders’ equity and dividends	3,223	2,890	—	—
Deferred and recoverable taxes	49	480	48,043	42,266
Prepaid expenses	—	—	12,635	9,649
Derivative contracts	—	—	118	443
Other current assets	209	73	6,008	12,211

	3,591	3,490	257,318	333,229

NONCURRENT ASSETS
Deferred and recoverable taxes	13,564	11,836	189,314	211,449
Loans and financing	3,000	—	—	—
Derivative contracts	—	—	89	6,516
Prepaid expenses	—	—	1,346	1,789
Other noncurrent assets	—	—	14,936	12,988

	16,564	11,836	205,685	232,742

PERMANENT ASSETS
Investments	250,649	364,333	—	—
Property, plant and equipment, net	—	—	404,765	389,685
Deferred assets, net	—	—	272	625

	250,649	364,333	405,037	390,310

TOTAL ASSETS	270,804	379,659	868,040	956,281

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payroll and related accruals	118	124	6,515	6,727
Suppliers and trade accounts payable	45	389	160,104	169,348
Taxes payable	392	181	25,992	21,926
Loans and financing	248	3,924	185,700	52,319
Interest on shareholders’ equity and dividends	417	478	417	478
Reserve for contingencies	—	—	10,887	8,017
Derivative contracts	22	—	11,764	15,327
Other liabilities	5,566	2	23,781	12,394

	6,808	5,098	425,160	286,536

NONCURRENT LIABILITIES
Loans and financing	980	—	131,312	261,769
Reserve for contingencies	—	—	9,630	6,816
Derivative contracts	—	—	32,506	21,323
Other liabilities	—	—	6,416	5,276

	980	—	179,864	295,184

SHAREHOLDERS’ EQUITY
Capital stock	306,830	306,375	306,830	306,375
Treasury shares	—	(35)	—	(35)
Capital reserve	103,092	126,909	103,092	126,909
Accumulated deficit	(146,943)	(58,725)	(146,943)	(58,725)

	262,979	374,524	262,979	374,524

FUNDS FOR CAPITALIZATION	37	37	37	37

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	270,804	379,659	868,040	956,281

The accompanying notes are an integral part of these consolidated financial statements.

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
GROSS OPERATING REVENUE
Telecommunications services	—	—	634,740	554,139
Sale of handsets and accessories	—	—	193,595	155,408

	—	—	828,335	709,547
Deductions from gross revenue	—	—	(266,507)	(222,527)

NET OPERATING REVENUE	—	—	561,828	487,020
Cost of services provided	—	—	(174,486)	(162,821)
Cost of goods sold	—	—	(134,323)	(118,288)

GROSS PROFIT	—	—	253,019	205,911

OPERATING (INCOME) EXPENSES
Selling expenses	—	—	(214,212)	(148,162)
General and administrative expenses	(2,606)	(2,524)	(56,200)	(55,130)
Other operating expenses	—	(1)	(20,674)	(12,396)
Other operating income	92	11	15,127	8,761
Equity	(87,012)	(29,162)	—	—

	(89,526)	(31,676)	(275,959)	(206,927)

OPERATING LOSS BEFORE FINANCIAL INCOME (EXPENSE)	(89,526)	(31,676)	(22,940)	(1,016)
Financial expenses	(455)	(616)	(115,405)	(58,681)
Financial income	1,927	2,022	53,926	34,017
Received interest on shareholders’ equity	1,700	—	—	—

OPERATING LOSS	(86,354)	(30,270)	(84,419)	(25,680)
Nonoperating expenses, net	—	—	(1,612)	(1,942)

LOSS BEFORE INCOME TAXES	(86,354)	(30,270)	(86,031)	(27,622)
Income and social contribution taxes	(164)	—	(6,118)	(6,619)

LOSS BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	(86,518)	(30,270)	(92,149)	(34,241)
Reversal of interest on shareholders’ equity	(1,700)	—	—	—

LOSS FOR THE YEAR	(88,218)	(30,270)	(92,149)	(34,241)

LOSS PER THOUSAND SHARES - R$	(9.147449)	(0.000063)

The accompanying notes are an integral part of these consolidated financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Capital stock	Treasury shares	Capital reserve Special goodwill reserve	Accumulated deficit	Total
BALANCES AT DECEMBER 31, 2003	305,396	(35)	124,344	(28,455)	401,250
Capital increase	979	—	(979)	—	—
Rate adjustment for special goodwill reserve	—	—	3,544	—	3,544
Loss for the year	—	—	—	(30,270)	(30,270)

BALANCES AT DECEMBER 31, 2004	306,375	(35)	126,909	(58,725)	374,524
Cancellation of treasury shares	(35)	35	—	—	—
Capital increase	490	—	(490)	—	—
Reversal of deferred income and social contribution taxes	—	—	(23,327)	—	(23,327)
Loss for the year	—	—	—	(88,218)	(88,218)

BALANCES AT DECEMBER 31, 2005	306,830	—	103,092	(146,943)	262,979

The accompanying notes are an integral part of these consolidated financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
SOURCES OF FUNDS
From operations (see below)	—	—	38,932	86,469

From shareholders:
Dividends received	3,478	2,890	—	—

	3,478	2,890	—	—

From third parties:
Transfer from noncurrent to current assets	—	132	23,326	14,791
Premium reserve adjustments	—	—	—	3,544
Transfer from current to noncurrent liabilities	—	—	548	—
Transfer from permanent to current assets	—	—	—	813
Decrease in noncurrent assets	—	—	1,529	—
Addition of loans to noncurrent liabilities	980	—	8,000	133,543

	980	132	33,403	152,691

Total sources	4,458	3,022	72,335	239,160

USES OF FUNDS
From operating (see below)	2,332	1,108	—	—
Increase in noncurrent assets	3,000	1,149	27,650	30,671
Transfer from loans, financing and derivative to current liabilities	—	—	133,303	—
Transfer from current to noncurrent assets	735	—	1,603	—
Transfer from noncurrent to current liabilities	—	—	—	12,100
Additions to property, plant and equipment	—	—	124,314	99,535

Total uses	6,067	2,257	286,870	142,306

INCREASE (DECREASE) IN WORKING CAPITAL	(1,609)	765	(214,535)	96,854

STATEMENT OF INCREASE (DECREASE) IN WORKING CAPITAL
Current assets:
At the beginning of the year	3,490	800	333,229	219,231
At the end of the year	3,591	3,490	257,318	333,229

Increase (decrease)	101	2,690	(75,911)	113,998

Current liabilities:
At the beginning of the year	5,098	3,173	286,536	269,392
At the end of the year	6,808	5,098	425,160	286,536

Increase	1,710	1,925	138,624	17,144

INCREASE (DECREASE) IN WORKING CAPITAL	(1,609)	765	(214,535)	96,854

(Continues)

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)	(Continuation)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS

Loss for the year	(88,218)	(30,270)	(92,149)	(34,241)

Equity accounting adjustment	87,012	29,162	—	—
Depreciation and amortization	—	—	113,504	110,150
Depreciation of shared systems	—	—	(1,484)	(1,793)
Monetary variations and other charges affecting noncurrent liabilities	—	—	(16,354)	(17,390)
Monetary variations and other charges affecting noncurrent assets	(1,257)	—	(1,257)	—
Gains from long-term derivatives	—	—	29,106	24,162
Reserve for contingencies	—	—	2,321	3,253
Net book value of permanent asset disposals	—	—	1,644	2,323
Taxes and contribution	131	—	2,606	—
Increase in noncurrent liabilities	—	—	895	—
Reserve for pension and other post-retirement benefits	—	—	(12)	5
Other items that do not affect the working capital	—	—	112	—

Expenses that do not affect the working capital	85,886	29,162	131,081	120,710

Total	(2,332)	(1,108)	38,932	86,469

The accompanying notes are an integral part of these consolidated financial statements.

5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Loss for the year	(92,149)	(34,241)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	113,504	110,150
Depreciation of shared systems	(1,484)	(1,793)
Monetary and exchange variation on loans and financing	(40,227)	(24,816)
Loss on permanent asset disposals	1,457	1,942
Provision for doubtful accounts	39,714	11,131
Increase in trade accounts receivable	(60,223)	(34,524)
Increase in recoverable taxes and deferred income taxes	(6,969)	(33,024)
(Increase) decrease in other assets and inventories	32,269	(39,082)
Increase in other noncurrent assets	(1,505)	(9,832)
Decrease in derivative contracts - assets	—	13,878
Increase (decrease) in payroll and related accruals	(212)	3,639
Increase (decrease) in accounts payable and suppliers	(9,244)	26,485
Increase (decrease) in other taxes payable	2,206	(2,274)
Increase (decrease) in other current liabilities	5,761	(777)
Increase (decrease) in accrued interest	2,485	(325)
Increase in income taxes	1,860	9,250
Increase in reserve for contingencies	5,684	3,306
Increase (decrease) in provision for pension plan	(12)	5
Increase (decrease) in other noncurrent liabilities	1,005	(60)
Derivative contracts	89,524	29,029

Net cash provided by operating activities	83,444	28,067

INVESTING ACTIVITIES
Additions to property, plant and equipment	(124,314)	(99,535)
Proceeds from asset disposals	187	381

Net cash used in investing activities	(124,127)	(99,154)

FINANCING ACTIVITIES
Loans repaid	(146,958)	(90,537)
Net settlement on derivative contracts	(75,152)	(18,726)
New loans obtained	187,625	207,529
Cash resulting from grouping of shares	5,565	—

Net cash provided by (used in) financing activities	(28,920)	98,266

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(69,603)	27,179

At the beginning of the year	86,606	59,427
At the end of the year	17,003	86,606
SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	7,060	19,448
Interest paid	10,243	6,509
NONCASH TRANSACTION
Donation	3,931	3,971
Capitalized cost of disassembled tower and equipment	147	5,055
Transfer to advance for suppliers	—	807

The accompanying notes are an integral part of these consolidated financial statements.

6

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(MERGED INTO VIVO PARTICIPAÇÕES S.A. ON FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

Tele Leste Celular Participações S.A. (“Tele Leste” or the “Company”) is a publicly-traded company which, as of December 31, 2005, is controlled by Sudestecel Participações S.A. (22.26% of total capital), Brasilcel N.V. (3.36% of total capital), Tagilo Participações Ltda. (2.4% of total capital) and Avista Participações Ltda. (22.65% of total capital). Sudestecel Participações S.A., Tagilo Participações Ltda. and Avista Participações Ltda. are wholly—owned subsidiaries of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

Tele Leste is the controlling shareholder of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A. (“Telergipe”), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, including activities necessary or useful to the provision of such services, in accordance with the authorizations granted to them.

The authorizations granted to the subsidiaries Telebahia and Telergipe shall be in force up to June 29 and December 15, 2008, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators’ annual revenues.

The business of the Company and its subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries Telebahia e Telergipe.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The subsidiaries are fully consolidated. All intercompany balances and transactions have been eliminated in consolidation.

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)	Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include unbilled services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)	Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d)	Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses relating to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of loss as they occur. Exchange variation and premiums relating to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)	Inventories

Consist of handsets and accessories stated at the average cost of acquisition. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f)	Prepaid expenses

Are stated at amounts disbursed for expenses which have not yet been incurred.

g)	Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h)	Investments

Permanent investments in subsidiaries are accounted for by the equity method.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

i)	Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Financial expense on loans to finance construction in progress is appropriated to the cost of the works. Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to dismantle towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)	Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences, loss carryforwards and the negative calculation base for social contribution are recorded as assets to the extent it is probable that the assets will be realized.

k)	Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l)	FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which an unfavorable outcome is probable.

n)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 26).

o)	Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

p)	Net financial expense

Represents interest and monetary and exchange variation resulting from financial investments and loans and financing obtained and granted.

q)	Derivatives

The subsidiaries enter into certain foreign exchange forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates in reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

r)	Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

s)	Loss per thousand shares

Loss per thousand shares is calculated based on the number of shares outstanding on the balance sheet date.

t)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Cash and banks	100	47	2,451	5,266
Temporary cash investments	10	—	14,552	81,340

Total	110	47	17,003	86,606

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/ 2005	12/31/ 2004
Unbilled amounts from services rendered	27,724	18,408
Billed amounts	71,208	56,422
Interconnection	41,490	27,853
Goods sold	29,966	37,861
Provision for doubtful accounts	(22,131)	(12,796)

Total	148,257	127,748

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telemar Norte Leste S.A. - Telemar, which represent approximately 15% and 12%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2005	2004
Beginning balance	12,796	14,434
Increase in provision	39,714	11,131
Write-offs and recoveries	(30,379)	(12,769)

Ending balance	22,131	12,796

6.	INVENTORIES

	Consolidated
	12/31/ 2005	12/31/ 2004
Digital handsets	26,150	56,348
Accessories and other	421	411
Provision for obsolescence	(2,419)	(3,005)

Total	24,152	53,754

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

7.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Prepaid/recoverable income and social contribution taxes	13,590	11,693	21,873	19,982
IRRF (withholding income tax)	23	—	2,201	4,764
Recoverable ICMS (State VAT)	—	—	30,796	25,290
Recoverable PIS and COFINS (taxes on revenue)	—	—	13,535	11,967
Other	—	359	301	1,384

Total recoverable taxes	13,613	12,052	68,706	63,387
Deferred tax and social contribution	—	264	165,764	187,635
ICMS on sales to be recognized	—	—	2,887	2,693

Total	13,613	12,316	237,357	253,715

Current	49	480	48,043	42,266
Noncurrent	13,564	11,836	189,314	211,449

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	12/31/ 2005	12/31/ 2004
Tax credits recorded on corporate restructuring	52,822	63,702
Tax credits on provisions for:
Obsolescence	403	508
Contingencies	3,064	2,076
Doubtful accounts receivable	6,288	4,901
Customer loyalty program	1,245	1,181
Pension plan	107	107
Employees’ profit sharing	109	199
Accelerated depreciation	7,251	6,443
Other	2,873	2,243
Tax loss carryforwards	91,602	106,275

Total deferred taxes	165,764	187,635

Current	5,191	—
Noncurrent	160,573	187,635

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)	Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b)	Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 27) and is realized proportionally to the amortization of the goodwill of the subsidiaries, with a term of ten years.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicate nonrecovery in the next ten years of the deferred taxes recognized by Telebahia in the amount of R$23,327, for which a provision for write-off was recognized as of December 31, 2005, as determined by CVM Instruction No. 371/02.

Management has been monitoring the evolution of these credits and decided not to recognize deferred income and social contribution on tax losses and temporary differences of the subsidiary Telebahia as of December 31, 2005 of R$114,891 and R$115,814 (R$45,917 and R$46,839 as of December 31, 2004), respectively.

The schedule for realization of the deferred taxes is as follows:

Year	Consolidated 12/31/ 2005
2006	5,191
2007	10,938
2008	10,938
2009 and thereafter	138,697

Total	165,764

8.	PREPAID EXPENSES

	Consolidated
	12/31/ 2005	12/31/ 2004
FISTEL fees	4,573	5,577
Rentals	—	27
Advertising	7,452	3,449
Financial charges	153	213
Commercial incentives	29	56
Other	1,774	2,116

Total	13,981	11,438

Current	12,635	9,649
Noncurrent	1,346	1,789

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

9.	OTHER ASSETS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Escrow deposits	—	—	14,830	12,862
Advances to employees	—	—	704	586
Credits with suppliers	—	—	899	1,305
Credit with related company	209	73	2,234	2,197
Subsidies on handset sales	—	—	1,768	8,006
Other	—	—	509	243

Total	209	73	20,944	25,199

Current	209	73	6,008	12,211
Noncurrent	—	—	14,936	12,988

10.	INVESTMENTS

a)	Investments in subsidiaries

Investee	Total interest - %	Total common shares - in thousands	Shareholders’ equity		Net income (loss) for the years ended December 31,
			12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Telebahia Celular S.A.	100	17,998	191,693	315,549	(104,515)	(45,703)
Telergipe Celular S.A.	100	1,011	58,956	48,784	13,572	12,570

b)	Changes

The changes in the Company’s investments for the years ended December 31, 2005 and 2004 are as follows:

	Telebahia	Telergipe	Total
Balance as of December 31, 2003	353,880	38,961	392,841
Equity method of accounting	(41,732)	12,570	(29,162)
Change in income and social contribution tax rates on special goodwill reserve	3,401	143	3,544
Proposed dividends receivable	—	(2,890)	(2,890)

Balance as of December 31, 2004	315,549	48,784	364,333

Equity method of accounting	(100,662)	13,650	(87,012)
Write-off of deferred income and social contribution taxes	(23,194)	—	(23,194)
Proposed interest on shareholders’ equity receivable	—	(1,700)	(1,700)
Proposed dividends receivable	—	(1,778)	(1,778)

Balance as of December 31, 2005	191,693	58,956	250,649

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

a)	Composition

	Annual depreciation rates - %	Consolidated
		12/31/2005			12/31 2004 Net book value
		Cost	Accumulated depreciation	Net book value
Transmission equipment	10.00 to 14.29	419,160	(292,558)	126,602	126,298
Switching equipment	14.29	143,915	(80,368)	63,547	63,491
Infrastructure	4.00 to 20.00	74,083	(38,027)	36,056	37,086
Land	—	4,783	—	4,783	4,613
Software use rights	20.00	91,595	(54,199)	37,396	25,163
Buildings	4.00	29,405	(6,947)	22,458	22,454
Handsets	66.67	106,909	(83,683)	23,226	18,033
Other assets	10.00 to 20.00	88,632	(52,507)	36,125	39,642
Construction in progress	—	54,572	—	54,572	52,905

Total		1,013,054	(608,289)	404,765	389,685

In 2005, the Company capitalized financial expenses incurred on loans, which are financing construction in progress to the amount of R$844 (R$1,061 as of December 31, 2004).

As of December 31, 2005, the Company had fixed assets amounting to R$26,784 (R$11,461 as of December 31, 2004) pledged as collateral in lawsuits as shown below:

Tax	24,727
Labor	754
Civil	1,303

Total	26,784

The amount attributed to the tax lawsuits relates to tax assessments for ICMS levied on activation and ISS (service tax) on the tariff for use of the mobile network (TUM). Based on the opinion of the Company’s legal counsel, these suits were classified as possible losses as of December 31, 2005; however, the Company has not recognized a provision for these cases.

12.	TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Suppliers	38	386	112,283	128,370
Interconnections	—	—	6,118	5,341
Amounts payable to long-distance operators - SMP (*)	—	—	26,286	21,083
Technical assistance (Note 28)	—	—	13,683	13,159
Other	7	3	1,734	1,395

Total	45	389	160,104	169,348

(*)	The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

13.	TAXES PAYABLE

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
ICMS	—	—	8,307	5,485
Income tax and social contribution	33	—	7,566	5,706
PIS and COFINS	157	—	5,142	5,288
FISTEL fees	—	—	1,073	1,628
FUST and FUNTTEL	—	—	373	336
CIDE (economic intervention contribution)	—	—	2,346	2,425
Other taxes	202	181	1,185	1,058

Total	392	181	25,992	21,926

14.	LOANS AND FINANCING

a)	Composition of debt

Description	Currency	Annual interest	Maturity date	Consolidated
				12/31 2005	12/31 2004
Financial institutions:
Resolution No. 2,770	US$	2% p.y. to 5.5% p.y.	03.10.06 to 03.28.07	33,965	171,724
Resolution No. 2,770	R$	106.35% of the CDI	04.03.06	141,526	—
European Investment Bank - BEI	US$	1.4% p.y. + Libor	06.13.08	122,840	139,303
Compror	US$	3.77% p.y. to 5.5% p.y.	05.08.06 to 09.25.06	15,000	—
Suppliers:
NEC do Brasil S.A.	US$	7.3%	11.29.05	—	1,865
Accrual interest				3,681	1,196

Total				317,012	314,088

Current				185,700	52,319
Noncurrent				131,312	261,769

Loans and financing are used for expansion and modernization of the cellular telephone network, trade finance and working capital.

b)	Repayment schedule

The long-term portion of loans and financing matures as follows:

Year	Consolidated 12/31/2005
2007	8,472
2008	122,840

Total	131,312

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

c)	Restrictive covenants

The subsidiaries have a loan from the European Investment Bank - BEI, the balance of which as of December 31, 2005 was R$122,840 (R$139,303 as of December 31, 2004). According to the contracts, a number of economic and financial ratios should be calculated annually. In the calculation made for December 31, 2005, Telebahia did not comply with the “Debt Service Ratio” (index calculated as the ratio of EBITDA to the financial costs of loans) as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

d)	Derivatives

As of December 31, 2005, the subsidiaries had exchange derivative contracts in the amounts of US$79,758 thousand (US$125,704 thousand as of December 31, 2004), to hedge all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$44,063 (R$29,691 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004
Current assets	118	443
Noncurrent assets	89	6,516

Total	207	6,959

Current liabilities	(11,764)	(15,327)
Noncurrent liabilities	(32,506)	(21,323)

Total	(44,270)	(36,650)

Accumulated loss	(44,063)	(29,691)

e)	Guarantees

Bank	Guarantees
European Investment Bank - BEI	Trade risk guaranteed by Banco Espírito Santo

15.	OTHER LIABILITIES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Prepaid services to be provided	—	—	6,765	7,233
Accrual for customer loyalty program (a)	—	—	2,974	2,344
Intercompany liabilities	1	2	4,293	2,604
Provision for pension plan	—	—	263	275
Share grouping (b)	5,565	—	5,565	—
Other	—	—	10,337	5,214

Total	5,566	2	30,197	17,670

Current	5,566	2	23,781	12,394
Noncurrent	—	—	6,416	5,276

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

(a)	The subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Consolidated
	12/31/ 2005	12/31/ 2004
Labor	6,206	4,349
Civil	5,132	2,311
Tax	9,179	8,173

Total	20,517	14,833

Current	10,887	8,017
Noncurrent	9,630	6,816

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

Consolidated 2005
Beginning balance	14,833
Additional provisions, net of reversals	5,486
Transfers	492
Monetary variation	436
Payments	(730)

End of the year	20,517

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

16.1.	Tax claims

16.1.1.	Probable losses

a)	ISS

a.1)	Nonpayment of ISS due for tax substitution

Refers to a tax assessment of R$6,785 issued by the municipality of Salvador against Telebahia for nonpayment and late payment of ISS due for tax substitution in the period from March to June 1998. Based on the opinion of legal counsel a partial provision was made. The amount involved is approximately R$2,115.

a.2)	Based on the opinion of its legal counsel, the Company’s management established a provision of R$599 in December 2005 relating to various tax suits.

16.1.2.	Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on the Company’s financial position and has not recorded provisions in the financial statements as of December 31, 2005.

In relation to tax demands in which the likelihood of loss is classified as possible, the amount involved is R$84,372. The principal assessments are as follows:

a)	ICMS

The subsidiaries received tax assessments totaling R$9,487 relating to: (i) failure to proportionally reverse an ICMS tax credit on the acquisition of fixed assets, electric power and switching services, used in providing untaxed communication services; (ii) failure to reverse ICMS credits relating to rented and loaned equipment; and (iii) late payment of ICMS in the period from February to March 1998.

Telebahia Celular S.A. was assessed by the State of Bahia for nonpayment of ICMS on additional communication services from February 1998 to December 2001 and in fiscal years 2002 and 2003. The restated amount involved is R$23,415.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

b)	ISS

b.1)	ISS on mobile network utilization rates

Under the understanding that a concession for the use of telecommunications networks constitutes a communication service subject to ICMS, and not rental of movable assets, the municipality of Salvador assessed Telebahia for payment of ISS on the mobile network utilization tariffs (TUM). The amount involved is approximately R$36,209.

c)	PIS and COFINS

c.1)	Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL (Social Contribution Tax on Net Profit); and (iii) indirectly increased the COFINS and PIS due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

In light of this declaration of the Plenary Session of the Federal Supreme Court, the firm that represents the Company’s interests in this legal dispute reconsidered the classification of the probability of success in respect of the widening of the PIS and COFINS calculation bases from possible to remote loss.

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

20

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

The Company’s management is awaiting decisions on its appeals in order to revert the amount currently provisioned of R$6,465 as of December 31, 2005 (R$6040 as of December 31, 2004)

c.2)	Derivative contracts

COFINS assessment on Telebahia, relating to deductions for losses incurred on derivative contracts, which were used in determinating the calculation basis for COFINS tax. The amount involved is R$7,117.

d)	IRPJ (corporate income tax)

Tax assessment against the Company, levied on an underpayment resulting from excess allocation to FINOR, FINAN or FUNRES, as calculated pursuant to a declaration of revised audit procedures—excess application of fiscal incentives. The amount involved is R$4,892, restated to December 31, 2005.

16.2.	Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the consolidated amount involved is R$14,607 for the civil claims and R$6,392 for the labor claims.

17.	SHAREHOLDERS’ EQUITY

a)	Capital

In the Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2005, a reverse split of 480,618,117,605 book-entry shares, without par value, was approved, comprising 167,232,225,653 common shares and 313,385,891,952 preferred shares, representing share capital, in the proportion of 50,000 shares to 1 share of the same type. Share capital now comprises 9,612,363 book-entry shares, without par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares.

At the same Meeting, the shareholders present unanimously approved the ratification of the cancellation of the 51,355,078 book-entry shares, without par value, comprising 252,498 common shares and 51,102,580 preferred shares, held in treasury, derived from the reimbursement of the shareholders that did not approve, at the Extraordinary Shareholders’ Meeting, the corporate reorganization that resulted in the merger of the shares of the subsidiaries and the reduction in capital from R$306,375 to R$306,340, in accordance with paragraph 6 of Law No. 6,404/76.

21

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

On July 28, 2005, the Company advised the shareholders of a capital increase of R$490, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$306,340 to R$306,830, with the issue of 31,915 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that funds arising from the exercise of preemptive rights were credited to Sudestecel Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/ 2005	12/31/ 2004
Common shares	3,376	167,232,478
Preferred shares	6,268	313,436,995

Total	9,644	480,669,473

b)	Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 3 and 7 of the bylaws. They are, however, assured priority to receive dividends 10% higher than those allocated to common shares, or a preferential minimum noncumulative annual dividend of 6% of capital attributable to these shares, whichever is higher. In the case of payment of the minimum preferential dividend of 6% of capital per year referring to the preferred shares, if there is sufficient balance available after distribution to the holders of preferred shares, the bearers of the common shares will receive the same amount in dividends per share as the preferred shares.

Since the Ordinary General Meeting held on March 28, 2005, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, due to the fact that minimum dividends on preferred shares were not paid for three consecutive years.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

18.	NET OPERATING REVENUE

	Consolidated
	2005	2004
Subscription	31,426	39,928
Usage charges	325,643	252,840
Additional call charges	24,684	27,003
Interconnection	203,629	202,452
Data services	31,751	14,319
Other services	17,607	17,597

Total gross revenue from services	634,740	554,139

ICMS	(112,629)	(90,784)
PIS and COFINS	(23,069)	(20,320)
ISS	(278)	(277)
Discounts granted	(20,624)	(14,755)

Net operating revenue from services	478,140	428,003

Gross revenue from sale of handsets and accessories	193,595	155,408
ICMS	(13,485)	(17,532)
PIS and COFINS	(9,905)	(9,924)
Discounts granted	(79,696)	(60,746)
Returns of goods	(6,821)	(8,189)

Net operating revenue from sales of handsets and accessories	83,688	59,017

Total net operating revenue	561,828	487,020

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Telemar Norte Leste S.A.—Telemar, a fixed line service provider, which contributed approximately 17% and 20%, respectively, mainly in relation to interconnection.

19.	COST OF SERVICES AND GOODS

	Consolidated
	2005	2004
Personnel	(5,834)	(4,488)
Materials	(511)	(182)
Outside services	(20,788)	(16,899)
Leased lines	(24,498)	(18,675)
Rent, insurance and condominium fees	(13,244)	(11,423)
Interconnection	(14,761)	(16,489)
Taxes and contributions	(23,739)	(20,385)
Depreciation and amortization	(71,037)	(74,241)
Other	(74)	(39)

Cost of services	(174,486)	(162,821)
Cost of products sold	(134,323)	(118,288)

Total	(308,809)	(281,109)

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

20.	SELLING EXPENSES

	Consolidated
	2005	2004
Personnel	(17,597)	(15,082)
Materials	(3,271)	(4,816)
Outside services	(97,101)	(69,109)
Advertising	(20,931)	(17,936)
Rent, insurance and condominium fees	(2,942)	(2,590)
Taxes and contributions	(82)	(403)
Depreciation and amortization	(30,034)	(24,017)
Provision for doubtful accounts	(39,714)	(11,131)
Other	(2,540)	(3,078)

Total	(214,212)	(148,162)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(460)	(498)	(12,031)	(13,489)
Materials	—	—	(302)	(690)
Outside services	(2,069)	(1,918)	(26,888)	(26,837)
Rent, insurance and condominium fees	(19)	—	(3,531)	(1,774)
Taxes and contributions	(45)	(103)	(353)	(244)
Depreciation and amortization	—	—	(12,080)	(11,892)
Other	(13)	(5)	(1,015)	(204)

Total	(2,606)	(2,524)	(56,200)	(55,130)

22.	OTHER OPERATING EXPENSES, NET

	Consolidated
	2005	2004
Income:
Fees	4,223	2,430
Recovered expenses	2,280	793
Provision reversals	695	43
Shared infrastructure/EILD	1,916	1,724
Commercial incentives	4,659	3,082
Other	1,354	689

Total	15,127	8,761

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

	Consolidated
	2005	2004
Expenses:
FUST fees	(2,731)	(2,239)
FUNTTEL	(1,366)	(1,119)
ICMS on the expenses	(995)	(857)
PIS and COFINS on other revenue	(1,773)	(2,589)
Other taxes and contributions	(424)	(889)
Reserve for contingencies	(6,181)	(2,916)
Amortization of deferred charges	(353)	—
Other operating expenses	(6,851)	(1,787)

Total	(20,674)	(12,396)

23.	NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	710	1,030	7,476	5,619
Foreign currency exchange variation	1,374	1,106	46,661	30,010
PIS/COFINS on financial income	(157)	(114)	(211)	(1,612)

Total	1,927	2,022	53,926	34,017

Expense:
Financial expense	(433)	(616)	(23,394)	(15,487)
Monetary/exchange variation	—	—	(2,487)	(2,027)
Losses on derivative contracts, net	(22)	—	(89,524)	(41,167)

Total	(455)	(616)	(115,405)	(58,681)

24.	INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 7. The composition of expenses for income and social contribution taxes is given below:

	Consolidated
	2005	2004
Income tax	(13,670)	(12,234)
Social contribution tax	(4,783)	(4,412)
Deferred income tax	9,037	7,373
Deferred social contribution tax	3,298	2,654

Total	(6,118)	(6,619)

25

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Loss before taxes	(86,354)	(30,270)	(86,031)	(27,622)
Tax credit at combined statutory rate	29,360	10,292	29,251	9,392
Permanent additions:
Nondeductible expenses	(24)	(36)	(1,756)	(1,628)
Equity accounting	(29,584)	(9,915)	—	—
Other additions	—	—	(1,444)	—
Permanent exclusions:
Other exclusions	—	—	—	21
Tax loss and unrecognized temporary differences	(26)	(341)	(33,925)	(14,404)
Offsetting of tax loss carryforwards	(20)	—	1,642	—
Additional tax difference	—	—	24	—
Other	130	—	90	—

Tax expense	(164)	—	(6,118)	(6,619)

25.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)	Risk considerations

  The major market risks to which the Company is exposed in conducting its business are:

•	Credit risk: derived from the potential difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

•	Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor and CDI).

•	Currency risk: derived from the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company takes an active posture in managing the various risks to which it is subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in its businesses to be mitigated.

26

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, Tele Leste had 78.1% (77.8% as of December 31, 2004) of its customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company is also subject to credit risk derived from its investments and receivables from swap operations. The Company spreads this risk by using various recognized financial institutions.

Interest rate risk

The Company is exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange derivatives). However, the balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

As of December 31, 2005, the principal amount of foreign currency loans with external variable interest rates (Libor) was US$52,480 thousand (US$52,480 thousand as of December 31, 2004). For these transactions the Company has protection through derivative operations (interest rate swap), which neutralize the risk associated with foreign interest rate variations (Libor).

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

In thousands of US$
Loans and financing	(73,895)
Other obligations	(5,936)
Derivative contracts	79,758

Total	(73)

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

b)	Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)
Other obligations	(13,894)	(13,894)	—
Loans and financing	(317,012)	(321,970)	(4,958)
Derivative contracts	(44,063)	(35,632)	8,431

Total	(374,969)	(371,496)	3,473

c)	Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26.	POST-RETIREMENT BENEFIT PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)	PBS-A: defined-benefit multisponsored plan, for participants who were previously assisted and had such status on January 31, 2000.

b)	PBS Tele Leste Celular: defined-benefit plan that serves approximately 1% of the Company’s employees.

c)	PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS Tele Leste Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to finance the PBS Tele Leste Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, the contributions to these plans were R$1 (R$0 as of December 31, 2004).

28

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

d)	Visão Celular CRT Benefit Plan - Visão Plan: defined contribution individual plan, introduced by SISTEL in August 2000. The Company’s contributions to Visão Plan are equal to those of the participants, varying from 0% to 7% of the participant’s salary, according to the percentage chosen by the participant. In the fiscal year ended December 31, 2005, contributions to this plan were R$889 (R$864 as of December 31, 2004).

In the fiscal year ended December 31, 2005, the Company and its subsidiaries proportionally recognized the estimated actuarial costs for 2005, and recorded R$65 as administrative expenses for such costs.

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
PBS	19	142
PAMA	184	133
Visão – Telergipe	60	—

Total	263	275

1)	Reconciliation of funded status

	2005
	PBS	Visão (ii) Telebahia	Visão Telergipe	PAMA (i)	PBS-A (i) and (ii)
Benefit obligation	923	970	85	620	2,360
Fair value of plan assets	(904)	(2,539)	(25)	(436)	(3,057)

Funded status	19	(1,569)	60	184	(697)

	2004
	PBS	Visão (ii)	PAMA (i)	PBS-A (i) and (ii)
Benefit obligation	846	1,335	528	2,178
Fair value of plan assets	(704)	(1,620)	(395)	(2,832)

Funded status	142	(285)	133	(654)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii)	Although Visão Plan and PBS-A Plan showed surpluses as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

2)	Cost of plan for the year

	2005
	PBS	Visão	PAMA	PBS-A
Current service cost	2	185	3	—
Interest	92	140	58	236

Total	94	325	61	236

3)	Change in net actuarial liability (asset)

	2005
	PBS	Visão	PAMA	PBS-A
Net actuarial asset (liability) as of December 31, 2004	142	(285)	133	(654)
Current service cost	94	325	61	236
Sponsor’s and employees’ contributions for the year	(131)	(171)	—	—
Actuarial (gains) losses for the year	7	(1,157)	73	135
Return on plan assets	(93)	(221)	(83)	(414)

Net actuarial asset (liability) as of December 31, 2005	19	(1,509)	184	(697)

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

4)	Change in benefit obligation

	2005
	PBS	Visão	PAMA	PBS-A
Benefit obligation as of December 31, 2004	846	1,335	528	2,178
Current service cost	2	185	3	—
Interest cost	92	140	58	236
Benefits paid for the year	(63)	—	(42)	(189)
Actuarial (gains) losses for the year	46	(605)	73	135

Benefit obligation as of December 31, 2005	923	1,055	620	2,360

5)	Change in plan assets

	2005
	PBS	Visão	PAMA	PBS-A
Fair value of plan assets as of December 31, 2004	(704)	(1,620)	(395)	(2,832)
Benefits paid for the year	63	—	42	189
Actuarial gains for the year	(39)	(552)	—	—
Sponsor’s contributions for the year	(131)	(171)	—	—
Return on plan assets for the year	(93)	(221)	(83)	(414)

Fair value of plan assets as of December 31, 2005	(904)	(2,564)	(436)	(3,057)

6)	Estimated expenses for 2006

	PBS	Visão	PAMA	PBS-A
Service cost	3	142	4	—
Interest cost on actuarial liabilities	101	112	69	256
Expected return on assets	(122)	(356)	(55)	(371)
Employees’ contributions	—	(24)	—	—

Total	(18)	(126)	18	(115)

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

7)	Actuarial assumptions

2005
	PBS	Visão	PAMA	PBS-A
Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.
Estimated return rate on plan assets	13.98% p.y.	13.98% p.y.	12.88% p.y.	12.53% p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	—	—	8.15% p.y.	—
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Invalid mortality table	IAPB-57	IAPB-57	—	—
Mortality table	UP94 with 2 years of increase in hazard and segregated by sex	UP94 with 2 years of increase in hazard and segregated by sex	UP94 with 2 years	UP94 with 2 years of increase in hazard and segregated by sex
Disability Table	Mercer disability	Mercer disability	Mercer disability

27.	CORPORATE RESTRUCTURING

On November 29, 2000, a corporate restructuring was concluded, in which the goodwill paid in the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts relating to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which as of December 31, 2005 and 2004 are as follows:

	Amounts on the date of merger	Consolidated
		12/31 2005	12/31/ 2004
Balance sheet:
Incorporated goodwill	376,316	155,362	187,531
Provision	(251,972)	(102,540)	(123,829)

Amount	124,344	52,822	63,702

		2005	2004
Statement of operations:
Amortization of goodwill		32,169	32,169
Reversal of provision		(21,289)	(21,232)
Tax benefit		(10,880)	(10,937)

Net effect on net income		—	—

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Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

As shown above, amortization of the goodwill, net of the provision reversal and corresponding tax credit, produces a zero effect on the results for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial and equity situation, the net value of R$52,822 as of December 31, 2005 (R$63,702 as of December 31, 2004), which in essence represents the tax credit relating to the corporate restructuring, was classified in the balance sheet under noncurrent assets as deferred taxes (Note 7).

28.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A., Norte Brasil Telecom S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)	Technical assistance: refers to the provision of technical assistance services to corporate management advisory services by Telefónica Móviles S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)	Corporate services: these are passed on to the associated companies at the cost effectively incurred for these services.

d)	Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries, contracted for 12 months, renewable for the same period.

e)	Maintenance: of the modular profitability analysis system (MARE) by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/ 2005	12/31/ 2004
Assets:
Trade accounts receivable, net	4,664	5,068
Receivable from Group companies	2,234	2,197
Liabilities:
Trade accounts payable	7,820	6,336
Technical assistance	13,683	13,159
Intercompany liabilities	4,293	2,604

33

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

	Consolidated
	12/31/ 2005	12/31/ 2004
Statement of operations-
Net operating revenue:
Telecomunicações de São Paulo S.A. - Telesp	19,552	21,119
Telefônica Comunicaciones Personales Unifon	30	—
Telefónica Móviles Chile	3	—

Balance as of December 31	19,585	21,119

Income-
Cost of sales and services-
Telecomunicações de São Paulo S.A. - Telesp	—	(50)

Balance as of December 31	—	(50)

Selling expenses:
Terra Brasil S.A.	(18)	—
Mobitel S.A.	(12,177)	—
Atento Brasil S.A.	(15,138)	(18,968)

Balance as of December 31	(27,333)	(18,968)

General and administrative expenses:
Telecomunicações de São Paulo S.A. - Telesp	—	(431)
Telefónica Soluciones de Informática	(187)	—
Telefônica Mobile Solutions	(112)	—
Telefônica Gestão de Serviços Compartilhados T-Gestiona	(89)	—
Primesys Soluções Empresariais	(420)	—
Telefônica Empresas Brasil	(681)	—
Telefónica Móviles S.A.	(2,099)	(4,827)

Balance as of December 31	(3,588)	(5,258)

Financial income, net:
Telefônica Comunicaciones Personales Unifon	5	—
Atento Brasil S.A.	2	—
Telefônica Móviles, S.A.	1,287	—
Telefônica Internacional, S.A.	287	—

Balance as of December 31	1,581	—

Other operating revenue-
Telefônica Mobile Solutions	3	—

Balance as of December 31	3	—

34

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

	Consolidated
	12/31/ 2005	12/31/ 2004
Recovery of expenses from joint - venture, proportional:
Celular CRT Participações S.A.	961	926
Tele Sudeste Celular Participações S.A. and subsidiaries	1,662	1,811
Telesp Celular Participações S.A. and subsidiaries	5,972	6,325

Balance as of December 31	8,595	9,062

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(539)	(411)
Tele Sudeste Celular Participações S.A. and subsidiaries	(3,677)	(3,800)
Telesp Celular Participações S.A. and subsidiaries	(13,752)	(11,731)

Balance as of December 31	(17,968)	(15,942)

29.	DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$381 and R$643, consolidated, and R$87 and R$281, Company, respectively, and were appropriated as expense.

30.	INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount
Operating risks	R$881,080
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

31.	AMERICAN DEPOSITARY RECEIPTS - ADR PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•	Type of share: preferred.

•	Each ADR represents one preferred share.

•	The shares are traded as ADRs under the symbol “TBE”, on the NYSE.

35

Tele Leste Celular Participações S.A.

(Merged into Vivo Participações S.A. on February 22, 2006)

•	Foreign depositary bank: The Bank of New York.

•	Custodian bank in Brazil: Banco Itaú S.A.

32.	RECONCILIATION OF COMPANY AND CONSOLIDATED RESULTS FOR THE FISCAL YEAR

The reconciliation of losses for the fiscal years ended December 31, 2005 and 2004, Company and consolidated, is as follows:

	2005	2004
Company loss	(88,218)	(30,270)
Equipment donations received by subsidiaries	(3,931)	(3,971)

Consolidated loss	(92,149)	(34,241)

33.	SUBSEQUENT EVENTS

On December 4, 2005, the Company’s Board of Directors approved the merger of Tele Leste into Telesp Celular Participações S.A. (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company into Telesp Celular Participações S.A. (“TCP”), and the changing of the name of TCP to Vivo Participações S.A., as previously proposed by the Board of Directors and communicated to the market.

The shareholders of the companies will receive 3.8998 TCP shares for each share in the merged company.

Since the Company merged into TCP andwas extinguished, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the NYSE will be cancelled.

36

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
ASSETS
CURRENT ASSETS
Cash and banks	1,971	15,873	15,716	57,190
Temporary cash investments	62,053	51,761	878,778	893,996
Trade accounts receivable, net	158,289	104,561	716,751	477,135
Inventories	14,145	39,210	60,620	192,312
Advances to suppliers	1,704	2,098	2,211	7,962
Interest on shareholders’ equity and dividends	71,446	102,457	—	—
Deferred and recoverable taxes	155,295	79,436	440,669	274,382
Prepaid expenses	34,477	18,030	62,136	39,960
Other current assets	20,748	22,470	28,976	29,611

	520,128	435,896	2,205,857	1,972,548

NONCURRENT ASSETS
Credit with related parties	28,743	46,216	—	—
Deferred and recoverable taxes	247,414	203,927	424,917	459,771
Derivative contracts	—	—	4	—
Prepaid expenses	1,257	1,284	6,498	11,486
Other noncurrent assets	11,650	28,045	5,833	29,746

	289,064	279,472	437,252	501,003

PERMANENT ASSETS
Investments	2,124,559	1,901,494	1,279	4,196
Property, plant and equipment, net	301,901	281,362	1,205,219	1,104,290
Deferred assets, net	349	—	17,959	21,848

	2,426,809	2,182,856	1,224,457	1,130,334

TOTAL ASSETS	3,236,001	2,898,224	3,867,566	3,603,885

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payroll and related accruals	10,302	10,089	23,135	21,448
Suppliers and trade accounts payable	115,389	88,831	476,113	475,621
Taxes payable	31,449	30,319	112,135	102,885
Loans and financing	13,570	25,441	66,734	102,727
Interest on shareholders’ equity and dividends	69,047	138,278	74,553	144,395
Reserve for contingencies	2,174	1,392	12,363	5,473
Derivative contracts	6,353	5,707	14,446	13,930
Other liabilities	48,691	13,029	91,091	27,793

	296,975	313,086	870,570	894,272

NONCURRENT LIABILITIES
Loans and financing	—	15,059	42,196	123,557
Reserve for contingencies	124,559	123,420	131,464	128,644
Derivative contracts	—	3,199	768	6,812
Other liabilities	1,420	1,832	9,521	8,972

	125,979	143,510	183,949	267,985

SHAREHOLDERS’ EQUITY
Capital stock	1,021,737	792,966	1,021,737	792,966
Treasury shares	—	(49,109)	—	(49,109)
Capital reserve	632,891	574,922	632,891	574,922
Income reserves	942,186	857,524	942,186	857,524
Retained earnings	216,107	265,199	216,107	265,199

	2,812,921	2,441,502	2,812,921	2,441,502

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,236,001	2,898,224	3,867,566	3,603,885

The accompanying notes are an integral part of these consolidated financial statements.

1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
GROSS OPERATING REVENUE
Telecommunications services	532,362	560,792	2,650,616	2,462,906
Sale of handesets and accessories	91,620	94,940	520,977	486,779

	623,982	655,732	3,171,593	2,949,685
Deductions from gross revenue	(168,669)	(151,914)	(900,152)	(739,259)

NET OPERATING REVENUE	455,313	503,818	2,271,441	2,210,426
Cost of services provided	(99,990)	(82,688)	(491,900)	(345,637)
Cost of goods sold	(87,104)	(114,065)	(498,626)	(555,984)

GROSS PROFIT	268,219	307,065	1,280,915	1,308,805

OPERATING INCOME (EXPENSES)
Selling expenses	(213,451)	(140,714)	(753,408)	(485,438)
General and administrative expenses	(49,129)	(65,895)	(178,485)	(159,338)
Other operating expenses	(18,642)	(14,880)	(75,258)	(48,040)
Other operating income	55,921	66,128	112,776	65,280
Equity	371,339	423,780	—	—

	146,038	268,419	(894,375)	(627,536)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)	414,257	575,484	386,540	681,269
Financial expenses	(27,945)	(41,286)	(84,372)	(96,317)
Declared interest on shareholders’ equity payable	(51,083)	(82,000)	(51,083)	(82,000)
Financial income	11,644	16,105	201,389	158,550
Declared interest on shareholders’ equity receivable	156,646	90,300	—	—

OPERATING INCOME	503,519	558,603	452,474	661,502
Nonoperating income (expenses), net	(68)	301	93	(9,065)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	503,451	558,904	452,567	652,437
Income and social contribution taxes	(50,843)	(41,956)	(164,504)	(224,175)
Minority interest	—	—	—	(3,211)

INCOME BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	452,608	516,948	288,063	425,051
Reversal of interest on shareholders’ equity	(105,563)	(8,300)	51,083	82,000

NET INCOME FOR THE YEAR	347,045	508,648	339,146	507,051

EARNINGS PER THOUSAND SHARES - R$	2,668.18	1.34

The accompanying notes are an integral part of these consolidated financial statements.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

			Capital reserve					Income reserve
	Capital stock	Treasury shares	Share premium	Special goodwill reserve	Interest on work in progress	Donation and subvention	Tax incentive	Legal reserve	Reserve for expansion	Retained earnings	Total
BALANCES AT DECEMBER 31, 2003	570,095	(49,162)	37,533	72,189	4,505	—	153	81,859	573,715	265,199	1,556,086
Reversal of goodwill reserve	—	—	—	(31,168)	—	—	—	—	—	—	(31,168)
Capital increase with reserve - Special Meeting of March 30, 2004	194,416	—	—	(19,078)	—	—	—	—	(175,338)	—	—
Capital increase - corporate restructuring of May 31, 2004	—	—	—	511,061	—	—	—	—	—	—	511,061
Capital increase - exchange of shares held by minority shareholders of June 30, 2004	28,555	—	—	—	—	—	—	—	—	—	28,555
Capital decrease - Special Meeting of June 30, 2004	(100)	—	—	—	—	—	—	—	—	—	(100)
Treasury shares	—	53	—	—	—	—	—	—	—	—	53
Tax loss on merged goodwill	—	—	—	(273)	—	—	—	—	—	—	(273)
Unclaimed interest on capital	—	—	—	—	—	—	—	—	—	1,744	1,744
Net income for the year	—	—	—	—	—	—	—	—	—	508,648	508,648
Appropriation proposed to the General Meeting:
Legal reserve	—	—	—	—	—	—	—	25,432	—	(25,432)	—
Dividends	—	—	—	—	—	—	—	—	—	(51,104)	(51,104)
Interest on capital	—	—	—	—	—	—	—	—	—	(82,000)	(82,000)
Reserve for expansion	—	—	—	—	—	—	—	—	351,856	(351,856)	—

BALANCES AT DECEMBER 31, 2004	792,966	(49,109)	37,533	532,731	4,505	—	153	107,291	750,233	265,199	2,441,502
Capital increase with reserve - Special Meeting of March 31, 2005	164,878	—	—	—	—	—	—	—	(164,878)	—	—
Capital increase with special premium reserve - Special Meeting of July 29, 2005	63,893	—	—	(63,893)	—	—	—	—	—	—	—
Reverse of special premium reserve	—	—	—	(15,583)	—	—	—	—	—	—	(15,583)
Premium transferred to reserve	—	—	—	133,370	—	—	—	—	—	—	133,370
Cancelation of treasury shares	—	49,093	—	—	—	—	—	—	—	(49,093)	—
Treasury share disposal	—	16	—	—	—	—	—	—	—	—	16
Donation and subvention	—	—	—	—	—	4,075	—	—	—	—	4,075
Net income for the year	—	—	—	—	—	—	—	—	—	347,045	347,045
Appropriation proposed to the General Meeting:
Legal reserve	—	—	—	—	—	—	—	17,352	—	(17,352)	—
Dividends	—	—	—	—	—	—	—	—	—	(46,421)	(46,421)
Interest on capital	—	—	—	—	—	—	—	—	—	(51,083)	(51,083)
Reserve for expansion	—	—	—	—	—	—	—	—	232,188	(232,188)	—

BALANCES AT DECEMBER 31, 2005	1,021,737	—	37,533	586,625	4,505	4,075	153	124,643	817,543	216,107	2,812,921

The accompanying notes are an integral part of these consolidated financial statements.

3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04
SOURCES OF FUNDS
From operations:
Net income for the year	347,045	508,648	339,146	507,051
Minority interest	—	—	—	3,211
Items that do not affect the working capital:
Depreciation and amortization	73,703	64,510	262,789	210,060
Equity accounting adjustment	(371,339)	(423,780)	—	—
Monetary and exchange variations on noncurrent assets and liabilities	7,326	(712)	6,834	1,339
Net book value of permanent asset disposals	5	615	185	10,730
Increase (decrease) in noncurrent reserve for contingencies	(7,924)	19,237	(6,244)	22,529
Discount (premium) on acquisition of equity in controlled companies	—	435	—	—
Increase (decrease) in pension fund liabilities	56	(1,597)	91	(2,643)
Noncurrent derivatives	3,064	231	7,140	1,231
Discount on prepayment of noncurrent liabilities	—	—	(7,374)	—
Noncurrent taxes and contributions	—	—	520	—
Provision for investment loss	48	—	2,922	—
Shared expenses among the TCO Group companies	1,977	—	—	—
Other items not affecting working capital	(564)	—	(718)	—

Total funds from operations	53,397	167,587	605,291	753,508

From shareholders:
Impact of merged assets on net working capital	27,126	44,903	27,126	102,212
Treasury shares	16	53	16	53
Unclaimed interest on capital	—	1,744	—	2,451

	27,142	46,700	27,142	104,716

From third parties:
Interest on capital and dividends received	156,646	116,001	—	—
Increase in noncurrent loans and financing	—	—	—	5,187
Transfer from noncurrent to current assets	209,804	49,560	173,830	112,719
Increase in noncurrent liabilities	58	88	108	675
Decrease of long-term escrow deposits	9,525	—	9,692	—

	376,033	165,649	183,630	118,581

Total sources	456,572	379,936	816,063	976,805

USES OF FUNDS
Additions to investments	9,981	239	1,567	1,169
Additions to property, plant and equipment	90,788	96,456	353,292	418,417
Additions in the deferred assets	—	—	—	154
Transfer from noncurrent to current liabilities	19,697	27,664	84,946	106,153
Increase in noncurrent assets	138,259	88,722	21,743	122,916
Decrease in noncurrent liabilities	—	983	—	3,258
Capital reduction	—	100	—	100
Interest on capital and proposed dividends	97,504	133,104	97,504	133,104

Total uses	356,229	347,268	559,052	785,271

INCREASE IN WORKING CAPITAL	100,343	32,668	257,011	191,534

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	435,896	363,896	1,972,548	1,618,233
At the end of the year	520,128	435,896	2,205,857	1,972,548

Increase	84,232	72,000	233,309	354,315

Current liabilities:
At the beginning of the year	313,086	273,754	894,272	731,491
At the end of the year	296,975	313,086	870,570	894,272

Increase (decrease)	(16,111)	39,332	(23,702)	162,781

INCREASE IN WORKING CAPITAL	100,343	32,668	257,011	191,534

The accompanying notes are an integral part of these consolidated financial statements.

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Net income for the year	339,146	507,051
Adjustments to reconcile net loss to cash provided by operating activities:
Minority interest	—	3,211
Depreciation and amortization	262,789	210,060
Loss on permanent asset disposals	(445)	10,580
Discount on early payment of liabilities	(7,425)	—
Provision for loss on investment	2,922	—
Monetary and exchange variation on loans and financing	(5,689)	2,794
Provision for doubtful accounts	224,613	68,338
Increase in investments given are guarantees	(166,395)	—
Increase in trade accounts receivable	(464,229)	(147,220)
(Increase) decrease in other current assets and inventories	115,902	(163,405)
(Increase) decrease in recoverable taxes and deferred income taxes	9,824	(17,764)
Losses on derivative contracts	20,302	20,940
(Increase) decrease in other noncurrent assets	13,318	(14,592)
Increase in payroll and related accruals	1,687	1,121
Increase in accounts payable and suppliers	492	191,121
Increase (decrease) in other taxes payable	6,925	(25,250)
Decrease in accrued interest	(742)	(629)
Increase in reserve for contingencies	9,710	24,744
Increase (decrease) in provision for pension plan	91	(2,643)
Increase (decrease) in income taxes	2,325	(23)
Increase in other current liabilities	21,469	5,950
Increase (decrease) in other noncurrent liabilities	(616)	175

Net cash provided by operating activities	385,974	674,559

INVESTING ACTIVITIES
Additions to investments	(1,567)	(1,169)
Additions to property, plant and equipment	(353,292)	(418,417)
Additional to deferred assets	—	(154)
Cash received on sale of property, plant and equipment	630	150

Net cash used in investing activities	(354,229)	(419,590)

FINANCING ACTIVITIES
Loans repaid	(103,497)	(139,208)
Net settlement on derivative contracts	(25,834)	(15,205)
Interest on capital and dividends paid	(167,346)	(121,377)
Cash resulting from grouping of shares	41,829	—
Decrease in capital stock	—	(100)
Treasury shares	16	53

Net cash used in financing activities	(254,832)	(275,837)

DECREASE IN CASH AND CASH EQUIVALENTS	(223,087)	(20,868)

At the beginning of the year	951,186	972,054
At the end of the year	728,099	951,186
SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	—	259,773
Interest paid	15,703	23,839
NONCASH TRANSACTION
Donation	4,075	890
Capitalized cost of disassembled tower and equipment	1,074	7,966
Goodwill of restructuring	133,370	510,788
Acquisition of minority shareholders	—	28,555
Unclaimed dividends	—	2,451

The accompanying notes are an integral part of these consolidated financial statements.

5

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(WHOLLY OWNED SUBSIDIARY OF VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, unless otherwise indicated)

1.	OPERATION AND BACKGROUND

Tele Centro Oeste Celular Participações S.A. (“TCO” or the “Company”) is a publicly-traded company whose controlling shareholder, on December 31, 2005, is Telesp Celular Participações S.A. - TCP - identified as Vivo Participações S.A. since February 22, 2006, (90.59% of the voting capital and 52.47% of total capital).

The Company is the controlling shareholder of the operators Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”), which provide cellular telecommunications services, including activities necessary or useful to the provision of such services in the North and Middle-West Regions of Brazil, in accordance with the authorizations granted to them.

The business of the Company and its subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

The authorization granted to TCO expires on July 24, 2006 and the authorizations of its subsidiaries expire as follows:

Subsidiary	Operation area by State	Expiration date of authorization
Telegoiás	Goiás and Tocantins	10.29.08
Telemat	Mato Grosso	03.30.09
Telems	Mato Grosso do Sul	09.28.09
Teleron	Rondônia	07.21.09
Teleacre	Acre	07.15.09
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The above concessions may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of the operators’ annual revenues.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

6

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries.

The subsidiaries are fully consolidated. In consolidation, all intercompany balances and transactions were eliminated.

The reconciliation between the net income for the year of the Company and its subsidiaries for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Net income of the Company	347,045	508,648
Tax incentives in the subsidiaries	(7,887)	—
Donations	(12)	(890)
Prescribed interest on shareholders’ equity	—	(707)

Consolidated net income	339,146	507,051

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3.	SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)	Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)	Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d)	Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses relating to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

7

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

e)	Inventories

Consist of handsets and accessories stated at the average acquisition cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventories considered obsolete or slow moving.

f)	Prepaid expenses

Prepaid expenses are stated at amounts disbursed for expenses that have not yet been incurred.

g)	Other assets

Subsidies on handset sales to the accredited agents are deferred and recognized in results as these handsets are activated.

h)	Investments

Permanent investments in subsidiaries are recorded by the equity method. Other investments are recorded at historic cost.

i)	Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements, increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred to dismantle towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)	Deferred

Represents preoperating expenses recorded as formation costs of TCO IP S.A. and NBT, amortized using the straight-line method over a period of five years for TCO IP, and ten years for NBT. Also include amounts paid for point of presence rights (fundos de comércio) relating to stores of the Company. These amounts are being amortized over the term of the related agreements.

k)	Income and social contribution taxes

Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on the accrual basis. Deferred taxes attributable to temporary differences, tax loss carryforwards and the negative calculation base for social contribution are recorded by the Company to the extent it is probable that the assets will be realized.

l)	Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

8

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

m)	FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

n)	Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which an unfavorable outcome is probable.

o)	Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 27).

p)	Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

q)	Net financial expense

Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing obtained and granted.

r)	Derivatives

The Company and its subsidiaries enter into certain foreign exchange derivative forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates in reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

s)	Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

9

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

t)	Earnings per thousand shares

Earnings per thousand shares are calculated based on the number of shares outstanding on the balance sheet date.

u)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4.	TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Temporary cash investments	62,053	51,761	878,778	893,996

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

As of December 31, 2005, the Company and its subsidiaries had financial investments of R$166,395, pledged in guarantee of lawsuits.

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Unbilled amounts from services rendered	34,988	17,632	92,939	57,497
Billed amounts	81,345	43,428	398,812	180,907
Interconnection	45,167	28,667	207,151	134,564
Goods sold	12,325	22,312	78,432	137,925
Provision for doubtful accounts	(15,536)	(7,478)	(60,583)	(33,758)

Total	158,289	104,561	716,751	477,135

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Brasil Telecom S.A. - BrT, which represent approximately 15% and 16%, respectively, of net accounts receivable on those dates.

10

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

Changes in the provision for doubtful accounts were as follows:

	Company		Consolidated
	2005	2004	2005	2004
Beginning balance	7,478	8,425	33,758	33,828
Increase in provision	28,121	15,952	224,613	68,338
Write-offs and recoveries	(20,063)	(16,899)	(197,788)	(68,408)

Ending balance	15,536	7,478	60,583	33,758

6.	INVENTORIES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Digital handsets	15,732	33,476	72,340	178,001
Accessories and others	199	7,061	1,213	22,366
(-) Provision for obsolescence	(1,786)	(1,327)	(12,933)	(8,055)

Total	14,145	39,210	60,620	192,312

7.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Prepaid/recoverable income and social contribution taxes	12,572	7,592	46,978	33,973
IRRF (withholding income tax)	25,010	10,349	73,197	57,808
Recoverable ICMS (State VAT)	23,060	17,308	103,563	82,446
Recoverable PIS and COFINS (taxes on revenue)	13,666	4,409	37,225	30,574
Other	1,139	915	2,048	1,474

Total recoverable taxes	75,447	40,573	263,011	206,275
Deferred tax and social contribution	326,484	241,380	581,223	520,523
ICMS on sales to be recognized	778	1,410	21,352	7,355

Total	402,709	283,363	865,586	734,153

Current	155,295	79,436	440,669	274,382
Noncurrent	247,414	203,927	424,917	459,771

11

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Tax credits recorded on corporate restructuring	277,745	198,320	473,553	451,437
Tax credits on provisions for:
Obsolescence	607	451	4,397	2,739
Contingencies	31,604	30,950	37,415	34,114
Doubtful accounts receivable	5,282	2,542	20,598	11,478
Customer loyalty program	457	332	1,598	710
Employees’ profit sharing	1,367	1,360	2,656	2,779
Suppliers	5,541	5,200	15,148	15,041
Other	1,612	407	23,589	407
Tax loss carryforwards	2,269	1,818	2,269	1,818

Total deferred taxes	326,484	241,380	581,223	520,523

Current	89,887	46,707	202,802	104,016
Noncurrent	236,597	194,673	378,421	416,507

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a)	Tax loss carry forwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b)	Tax credits recorded on corporate structuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized in proportion to the amortization of the goodwill in TCO and its subsidiaries, with a term ending on July 31, 2010. The recovery is supported by external consultants’ studies used in the corporate restructuring process.

c)	Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

Year	Company 12/31/2005	Consolidated 12/31/2005
2006	89,887	202,802
2007	72,029	129,339
2008	72,029	129,339
2009 and thereafter	92,539	119,743

Total	326,484	581,223

12

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

The subsidiary TCO IP did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences due to the lack of projected taxable income to be generated in the short term.

8.	PREPAID EXPENSES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
FISTEL fees	3,623	4,202	31,307	34,399
Advertising	30,675	14,074	30,675	14,159
Insurance premium	114	88	318	304
Financial charges	128	302	258	652
Other	1,194	648	6,076	1,932

Total	35,734	19,314	68,634	51,446

Current	34,477	18,030	62,136	39,960
Noncurrent	1,257	1,284	6,498	11,486

9.	OTHER ASSETS

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Escrow deposits	12,412	12,483	16,387	14,383
Advance for purchase of shares	—	15,584	—	15,584
Advances to employees	519	895	1,193	1,940
Credits with suppliers	5,477	7,726	5,798	9,522
Credit with related company	11,632	10,042	2,312	1,333
Subsidies on handset sales	1,165	3,585	6,840	15,119
Other	1,193	200	2,279	1,476

Total	32,398	50,515	34,809	59,357

Current	20,748	22,470	28,976	29,611
Noncurrent	11,650	28,045	5,833	29,746

10.	INVESTMENTS

a)	Investments in subsidiaries

Investee	Total interest - %	Total shares - in thousands
Telegoiás Celular S.A.	100.00	6,735
Telemat Celular S.A.	100.00	711
Telems Celular S.A.	100.00	1,266
Teleron Celular S.A.	100.00	727
Teleacre Celular S.A.	100.00	1,987
Norte Brasil Telecom S.A.	100.00	72,001
TCO IP S.A.	99.99	999

13

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

b)	Information on subsidiaries

	Shareholders’ equity		Net income (loss) for the years ended December 31,
Investee	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Telegoiás Celular S.A.	840,786	747,039	154,618	182,375
Telemat Celular S.A.	520,446	451,355	104,506	111,040
Telems Celular S.A.	369,037	328,517	67,339	76,582
Teleron Celular S.A.	109,504	103,793	13,108	15,227
Teleacre Celular S.A.	52,924	54,364	2,217	9,677
Norte Brasil Telecom S.A.	230,381	223,024	21,946	35,539
TCO IP S.A.	202	(9,455)	(294)	(5,045)

c)	Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, negative goodwill, advance for future capital increase and other investments, as shown below:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
Investments in subsidiaries	1,849,803	1,605,960	—	—
Goodwill on investment acquisitions, net	3,556	5,117	3,556	5,117
Advance for future capital increase	—	510	—	—
Tax benefit transferred to subsidiaries	273,477	302,132	—	—
Discount on acquisition of investment in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Provision for investment losses	—	(9,965)	—	—
Other investments	5	22	5	1,361

Balance of investments	2,124,559	1,901,494	1,279	4,196

The changes in investment balance of the subsidiaries for the years ended December 31, 2005 and 2004 are as follows:

	2005	2005
Investments in subsidiaries:
Balance at the beginning of the year	1,595,995	1,228,689
Equity method of accounting	371,339	423,780
Investments in subsidiaries	—	239
Increase of capital transferred from goodwill reserve	28,655	31,168
Increase of capital	10,460	—
Increase in the investment of TCO in its subsidiaries	—	28,555
Discount on investment acquisition	—	(435)
Proposed interest on shareholders’ equity and dividends allocated	(156,646)	(116,001)

Balance as of December 31	1,849,803	1,595,995

14

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

The changes in other investment balance for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Other investments:
Balance at the beginning of the year	22	22
Tax incentives - audiovisual	31	—
Provision for investment losses	(48)	—

Balance as of December 31	5	22

Goodwill/negative goodwill:
Balance at the beginning of the year	2,835	4,396
Amortization of goodwill on acquisition of investments	(1,561)	(1,561)

Balance as of December 31	1,274	2,835

Special goodwill reserve:
Balance at the beginning of the year	302,132	46,752
Tax benefit transferred to subsidiaries (Note 28)	—	286,548
Increase of capital in subsidiaries	(28,655)	(31,168)

Balance as of December 31	273,477	302,132

Advance for future capital increase:
Balance at the beginning of the year	510	510
Capitalization of subsidiaries	(510)	—

Balance as of December 31	—	510

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	Annual depreciation rates - %	Company
		12/31/ 2005			12/31 2004 Net book value
		Cost	Accumulated depreciation	Net book value
Transmission equipment	14.29	357,648	(267,891)	89,757	91,944
Switching equipment	10.00	125,901	(62,065)	63,836	57,483
Infrastructure	4.00 to 10.00	74,439	(49,067)	25,372	24,785
Land	—	2,185	—	2,185	2,185
Software use rights	20.00	88,115	(45,808)	42,307	33,801
Buildings	4.00	15,146	(6,491)	8,655	6,545
Handsets	66.67	24,500	(20,300)	4,200	4,965
Other assets	7.00 to 20.00	55,906	(27,200)	28,706	15,874
Construction in progress	—	36,883	—	36,883	43,780

Total		780,723	(478,822)	301,901	281,362

15

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

	Annual depreciation rates - %	Consolidated
		12/31 2005			12/31 2004 Net book value
		Cost	Accumulated depreciation	Net book value
Transmission equipment	14.29	1,070,850	(672,612)	398,238	388,648
Switching equipment	10.00	402,704	(171,172)	231,532	210,880
Infrastructure	4.00 to 10.00	221,502	(94,622)	126,880	108,064
Land	—	7,087	—	7,087	7,859
Software use rights	20.00	259,103	(124,917)	134,186	126,979
Buildings	4.00	55,132	(10,703)	44,429	24,247
Handsets	66.67	97,195	(75,295)	21,900	21,488
Concession license	7.69	60,550	(23,517)	37,033	38,670
Other assets	7.00 to 20.00	122,145	(51,382)	70,763	42,732
Construction in progress	—	133,171	—	133,171	134,723

Total		2,429,439	(1,224,220)	1,205,219	1,104,290

12.	DEFERRED ASSETS, NET

	Annual amortization rates - %	Company		Consolidated
		12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Preoperating costs:
Financial expenses	10	—	—	16,701	16,701
General and administrative expenses	10	—	—	26,327	27,991
Point of presence rights (fundo de comércio)	20	403	—	558	154
		403	—	43,586	44,846
Accumulated amortization		(54)	—	(25,627)	(22,998)

Total		349	—	17,959	21,848

13.	TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004
Suppliers	70,441	75,581	258,384	398,949
Interconnection	5,974	4,372	79,202	17,958
Amounts payable to long-distance operators - SMP (*)	29,687	5,265	121,161	37,361
Other	9,287	3,613	17,366	21,353

Total	115,389	88,831	476,113	475,621

(*)	The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

16

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

14.	TAXES PAYABLE

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004
ICMS	15,700	15,867	77,632	66,798
Income tax and social contribution	2,721	86	3,215	890
PIS and COFINS	11,334	12,186	22,664	24,853
FISTEL fees	413	992	4,676	6,956
FUST and FUNTTEL	280	325	1,136	1,587
Other taxes	1,001	863	2,812	1,801

Total	31,449	30,319	112,135	102,885

15.	LOANS AND FINANCING

a)	Composition of debt

				Company		Consolidated
Description	Currency	Annual interest	Maturity date	12/31 2005	12/31 2004	12/31 2005	12/31 2004
Financial institutions:
BNDES	R$	TJLP + interest from 3.5% to 4% p.y.	01.15.06 to 01.15.08	1,393	6,725	76,980	125,981
Export Development Canada - EDC	US$	Libor 6 months + interest of 5% p.y.	12.14.06	12,093	33,454	23,643	71,158
Teleproduzir Program (*)	R$	Interest of 0.2% p.m.	07.31.12	—	—	—	15,159
BNDES- Currency basket	UMBNDES	Currency basket variation UMBNDES + 3.5% p.y.	01.15.08	—	—	6,525	11,232
Other	R$	FGV Column 20	10.31.08	—	—	1,292	1,523
Accrual interest				84	321	490	1,231

Total				13,570	40,500	108,930	226,284

Current				13,570	25,441	66,734	102,727
Noncurrent				—	15,059	42,196	123,557

(*)	In August 2005 a prepayment was made with the discount resulting of the benefit from the “Teleproduzir Program”, a cooperation agreement with the State of Goiás Government relating to call center implementation.

17

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

b)	Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

Year	Consolidated 12/31 2005
2007	39,014
2008	3,182

Total	42,196

c)	Restrictive covenants

TCO and its subsidiaries have loans from the National Economic and Social Development Bank (BNDES) and Export Development Canada - EDC, the balances of which as of December 31, 2005 were R$83,505 and R$23,643 (R$137,213 and R$71,158 as of December 31, 2004), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts of the subsidiary NBT with the BNDES, the borrower did not comply with the EBITDA margin ratio (EBITDA over net operating income) as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

d)	Coverage

As of December 31, 2005, the Company and its subsidiaries had exchange derivative contracts in the amounts of US$13,347 thousand (US$31,327 thousand as of December 31, 2004), to hedge all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$15,210 (R$20,742 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004
Current assets	—	—
Noncurrent assets	4	—

Total	4	—

Current liabilities	(14,446)	(13,930)
Noncurrent liabilities	(768)	(6,812)

Total	(15,214)	(20,742)

Accumulated loss	(15,210)	(20,742)

18

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

e)	Collateral

TCO has granted the following security interests:

Banks	Collateral
BNDES - TCO subsidiaries	15% of receivables and CDBs (bank deposit certificates) equivalent to the amount of the next installment payable.
BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.

16.	OTHER LIABILITIES

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004
Prepaid services to be provided	2,437	5,186	35,100	19,061
Accrual for customer loyalty program (a)	1,343	975	4,699	2,089
Intercompany liabilities	3,078	6,868	9,174	6,567
Provision for pension fund	140	84	258	167
Share grouping (b)	41,829	—	41,829	—
Other	1,284	1,748	9,552	8,881

Total	50,111	14,861	100,612	36,765

Current	48,691	13,029	91,091	27,793
Noncurrent	1,420	1,832	9,521	8,972

(a)	The Company and its subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)	Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 18).

17.	RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which an unfavorable outcome is considered probable by its legal counsel.

19

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

Components of the reserve are as follows:

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31 2004
Telebrás	122,125	113,062	122,125	113,062
Labor	31	78	981	895
Civil	3,807	2,084	18,274	8,549
Tax	770	9,588	2,447	11,611

Total	126,733	124,812	143,827	134,117

Current	2,174	1,392	12,363	5,473
Noncurrent	124,559	123,420	131,464	128,644

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

	2005
	Company	Consolidated
Beginning balance	124,812	134,117
Additional provision, net of reversals	(6,405)	4,029
Monetary variation	8,368	8,417
Payments	(747)	(4,351)
Transference	705	1,615

End of the year	126,733	143,827

17.1.	Telebrás

Corresponds to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it was considered that there was a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and began to restate the debt in accordance with the variation of the IGP-M (general market price index) rate plus a 6% interest per year.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court of Justice (STJ).

20

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

17.2.	Tax claims

17.2.1.	Probable losses

The Company’s management recorded a provision of R$2,447 as of December 31, 2005, referring to various tax suits, based on the opinion of its external legal counsel.

17.2.2.	Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded provisions in the financial statements as of December 31, 2005.

a)	ICMS

The Company and its subsidiaries, Telemat, Teleacre, Telems, and Telegoiás, received tax assessments totaling R$55,162, mainly in respect of: (i) alleged levying of ICMS tax on mail box and communications services to clients visiting from other States or from outside the basic coverage area, who made local and long-distance calls, and on calls made by clients traveling in other States (or outside the basic coverage area); (ii) alleged ICMS due on the provision of services based on the understatement of services on the DAICMS (ICMS Declaration); (iii) alleged ICMS due on the difference between the DETRAFs (Traffic Declaration Document) of Embratel and the operator; (iv) alleged ICMS due on undue crediting of rate differentials, payable due to the entry into the State of goods or services destined for use, consumption or fixed assets, but originating from other States or from overseas; (v) alleged ICMS due on the nonpayment of accumulated debits, wrongly calculated, through tax substitution; (vi) alleged ICMS due for nonpayment on phone card sales; (vii) alleged failure to cancel credits on purchases of mobile phones where the sales are made at a value lower than the purchase price; (viii) alleged undue advantages in purchases for use and consumption; (ix) alleged undue utilization of ICMS credits on electric power; and (x) alleged nonpayment of ICMS on international calls recorded as nontaxable.

b)	IRPJ (corporate income tax), IRRF and CSLL (Social Contribution Tax on Net Profit)

The Company and its subsidiaries Telems and Telemat received tax assessments amounting to R$46,924, relating to: (i) alleged undue offsetting of insufficient balances and losses; (ii) alleged failure to pay IRPJ; (iii) alleged failure to pay IRPJ due on taxable income; (iv) alleged IRPJ debt due on the payment to FINOR/1998, paid as an investment from its own resources and not as a tax subsidy; (v) alleged IRPJ due on the difference between recorded and paid values; (vi) alleged absence of proof of payment of IRPJ; and (vii) unratified offsetting of overpayments (CSLL, IRPJ and IRRF).

21

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

c)	PIS and COFINS - Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL; and (iii) indirectly increased the COFINS and PIS (social integration program) due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

On December 2, 2005, in a decision published in the “Diário Oficial da Justiça”, the special appeal presented by TCO was partially approved by the Federal Supreme Court in favor of the Company. As a result, the existing provision was reduced by R$9.5 million.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiaries now include revenues in excess of billing in the PIS and COFINS calculation bases.

d)	CIDE

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. This claim involves an amount of R$1,615 for the Company and its subsidiaries.

17.3.	Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$24,430 for the civil claims and R$5,177 for the labor claims.

22

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

18.	SHAREHOLDERS’ EQUITY

a)	Capital

On March 31, 2005 the Company increased its capital by R$164,878, without issuing new shares, by capitalization of the portion of the revenue reserve in excess of capital as of December 31, 2004.

In the General and Extraordinary Shareholders’ Meeting held on March 31, 2005, it was approved a reverse split of 386,664,974,968 book-entry shares, without par value, comprising 129,458,666,783 ordinary shares and 257,206,308,185 preferred shares, representing share capital, in the proportion of 3,000 shares to 1 share of the same type. Share capital now comprises 128,888,325 book-entry shares, without par value, of which 43,152,889 are ordinary shares and 85,735,436 are preferred shares.

At the same Meeting, the shareholders present unanimously ratified the cancellation of the 1,927,812 common book-entry shares without par value, held in treasury, without reduction of capital, in accordance with paragraph 1 of article 30 of Law No. 6,404/76.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$63,893, corresponding to the tax benefit of incorporated goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$,957,844 to R$1,021,737 with the issue of 3,107,645 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that the funds arising from the exercise of preemptive rights were credited to Telesp Celular Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/ 2005	12/31/ 2004
Common shares	44,333	129,458,667
Preferred shares	85,735	257,206,308
Treasury shares	—	(5,787,050)

Total	130,068	380,877,925

b)	Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)	6% per year on the amount resulting from dividing the paid-up capital by the total number of the Company’s shares.

23

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

b.2)	3% per year on the amount resulting from the division of the shareholders’ equity by the total number of the Company’s shares, as well as the right to profit sharing paid in conditions equal to common shares, after the common shares have received a dividend equal to the preferred minimum dividend established for preferred shares.

Dividends are calculated in accordance with the Company bylaws and corporate law. Dividends due before the allocation of interest on capital were calculated as follows:

	2005	2004
Net income for the year	347,045	508,648
Appropriation to legal reserve	(17,352)	(25,432)

Adjusted net income	329,693	483,216

Proposed dividends	89,842	120,804

Interest on shareholders’ equity included in dividends:
Gross interest on shareholders’ equity	51,083	82,000
IRRF on interest on shareholders’ equity	(7,662)	(12,300)

Net interest on shareholders’ equity/proposed dividends	43,421	69,700

Additional dividend	46,421	51,104

	89,842	120,804

Number of shares (-) treasury shares:
Common shares	44,333	123,673,704
Preferred shares	85,735	257,204,221
Net dividends and interest on shareholders’ equity for the year:
Common shares	30,622	39,226
Preferred shares	59,220	81,578
Dividends and interest on shareholders’ equity per share (in Brazilian reais):
Common shares	0.6907	0.0003
Preferred shares	0.6907	0.0003

Interest on shareholders’ equity, net of income tax, will be totally included in dividends, in accordance with Law No. 9,249/95.

Dividends proposed by the Company’s management, in the form of interest on shareholders’ equity, were accounted for on the assumption that they would be approved at the Shareholders’ General Meeting.

c)	Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

24

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

d)	Income reserve

d.1)	Legal reserve

The legal reserve is calculated based on 5% of annual net income until it is equal to 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and may only be used to offset losses or capital increases.

d.2)	Reserve for expansion and modernization

The special reserve for expansion and modernization is based on the capital budget prepared by management, which shows the need for investment funds for projects in the coming years.

19.	NET OPERATING REVENUE

	Company		Consolidated
	2005	2004	2005	2004
Subscription	30,589	47,508	100,287	149,526
Usage charges	290,880	271,581	1,471,982	1,232,413
Additional call charges	9,803	9,032	53,115	38,746
Interconnection	164,184	199,874	797,587	872,154
Data services	20,785	20,600	144,297	118,636
Other services	16,121	12,197	83,348	51,431

Total gross revenue from service	532,362	560,792	2,650,616	2,462,906

ICMS	(91,434)	(83,119)	(478,801)	(391,942)
PIS and COFINS	(18,917)	(19,514)	(93,772)	(85,181)
ISS (service tax)	(156)	(133)	(700)	(706)
Discounts granted	(18,654)	(19,923)	(104,649)	(105,577)

Net operating revenue from services	403,201	438,103	1,972,694	1,879,500

Sale of handsets and accessories	91,620	94,940	520,977	486,779
ICMS	(10,675)	(15,635)	(70,938)	(85,996)
PIS and COFINS	(6,400)	(8,572)	(37,682)	(46,988)
Discounts granted	(6,198)	(2)	(25,179)	(138)
Returns of goods	(16,235)	(5,016)	(88,431)	(22,731)

Net operating revenue from sales of handsets and accessories	52,112	65,715	298,747	330,926

Total net operating revenue	455,313	503,818	2,271,441	2,210,426

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 15% and 23%, respectively, mainly in relation to interconnection.

25

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

20.	COST OF SERVICES AND GOODS

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(6,640)	(6,354)	(24,341)	(21,759)
Materials	(1,358)	(808)	(6,077)	(3,708)
Outside services	(4,737)	(8,737)	(47,847)	(35,349)
Leased lines	(1,330)	(2,145)	(39,706)	(25,065)
Rent, insurance and condominium fees	(4,727)	(5,490)	(15,488)	(15,935)
Interconnection	(7,484)	(9,471)	(58,915)	(73,082)
Taxes and contributions	(19,341)	(1,808)	(109,332)	(12,331)
Depreciation and amortization	(54,362)	(47,873)	(190,121)	(158,377)
Other	(11)	(2)	(73)	(31)

Cost of services	(99,990)	(82,688)	(491,900)	(345,637)
Cost of products sold	(87,104)	(114,065)	(498,626)	(555,984)

Total	(187,094)	(196,753)	(990,526)	(901,621)

21.	SELLING EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(21,483)	(20,923)	(78,393)	(68,411)
Materials	(3,873)	(3,111)	(14,560)	(16,703)
Outside services	(89,590)	(58,540)	(291,205)	(223,777)
Advertising	(50,440)	(32,058)	(75,969)	(72,635)
Rent, insurance and condominium fees	(3,425)	(2,853)	(9,088)	(8,389)
Taxes and contributions	(79)	(149)	(468)	(563)
Depreciation and amortization	(11,895)	(5,139)	(47,248)	(21,226)
Provision for doubtful accounts	(28,121)	(15,952)	(224,613)	(68,338)
Other	(4,545)	(1,989)	(11,864)	(5,396)

Total	(213,451)	(140,714)	(753,408)	(485,438)

22.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Personnel	(13,075)	(24,564)	(50,745)	(51,428)
Materials	(801)	(1,478)	(3,588)	(3,113)
Outside services	(24,653)	(22,238)	(77,711)	(56,067)
Rent, insurance and condominium fees	(3,726)	(2,422)	(15,913)	(8,599)
Taxes and contributions	(154)	(2,402)	(1,997)	(4,123)
Depreciation and amortization	(5,831)	(9,937)	(19,566)	(23,680)
Other	(889)	(2,854)	(8,965)	(12,328)

Total	(49,129)	(65,895)	(178,485)	(159,338)

26

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

23.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004
Income:
Fees	4,766	7,080	23,905	27,819
Recovered expenses	18,251	2,022	33,761	3,579
Provision reversals	9,611	7	13,635	2,659
Shared infrastructure/EILD	3,434	42,226	7,974	6,021
Commercial incentives	19,247	12,913	32,115	18,540
Other	612	1,880	1,386	6,662

Total	55,921	66,128	112,776	65,280

Expenses:
FUST	(2,277)	(2,286)	(10,969)	(9,741)
FUNTTEL	(1,138)	(1,121)	(5,484)	(4,849)
ICMS on the expenses	(3,148)	(829)	(16,877)	(2,084)
PIS and COFINS on other revenues	(4,112)	(5,662)	(10,503)	(9,934)
Other taxes and contributions	(398)	(914)	(445)	(2,119)
Reserve for contingencies	(3,206)	(1,682)	(17,664)	(10,694)
Amortization of deferred charges	(54)	—	(4,293)	(5,216)
Goodwill amortization	(1,561)	(1,561)	(1,561)	(1,561)
Other	(2,748)	(825)	(7,462)	(1,842)

Total	(18,642)	(14,880)	(75,258)	(48,040)

24.	NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004
Income:
Financial income	17,963	24,872	204,829	173,881
Foreign currency exchange variation	8,204	2,118	11,059	5,100
PIS/COFINS on financial income	(14,523)	(10,885)	(14,499)	(20,431)

Total	11,644	16,105	201,389	158,550

Expense:
Financial expense	(15,679)	(12,121)	(56,451)	(49,720)
Monetary/exchange variation	(4,055)	(18,178)	(7,619)	(25,657)
Losses on derivatives contracts, net	(8,211)	(10,987)	(20,302)	(20,940)

Total	(27,945)	(41,286)	(84,372)	(96,317)

27

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

25.	INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences, as shown in Note 7. The composition of expenses for income and social contribution taxes is shown below:

	Company		Consolidated
	2005	2004	2005	2004
Income tax	(41,558)	(26,372)	(148,784)	(157,911)
Social contribution tax	(14,964)	(9,498)	(54,304)	(57,888)
Deferred income tax	4,183	(4,475)	28,317	(6,159)
Deferred social contribution tax	1,496	(1,611)	10,267	(2,217)

Total	(50,843)	(41,956)	(164,504)	(224,175)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34%, is as follows:

	Company		Consolidated
	2005	2004	2005	2004
Income before taxes	503,451	558,904	452,567	652,437
Tax expense at combined statutory rate	(171,173)	(190,027)	(153,873)	(221,828)
Permanent additions:
Nondeductible expenses	(5,393)	(1,115)	(12,014)	(7,991)
Other additions	(578)	(1,606)	(141)	(2,224)
Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	126,255	144,085	—	—
Additional income tax difference	8	—	152	—
Other exclusions	38	6,707	1,472	7,868
Tax loss and unrecognized temporary differences	—	—	(100)	—

Tax expense	(50,843)	(41,956)	(164,504)	(224,175)

26.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)	Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their businesses are:

•	Credit risk: derived from the potential difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

•	Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP (long-term interest rate) and CDI).

28

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

•	Currency risk: derived from the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take an active posture in managing of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, the Company and its subsidiaries had 86% (84% as of December 31, 2004) of their customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from their investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various recognized financial institutions.

Interest rate risk

The Company and its subsidiaries are also exposed to fluctuations in the TJLP as a result of the loans contracted from the BNDES. As of December 31, 2005, the principal of these loans amounted to R$76,980 (R$125,981 on December 31, 2004).

In addition, the Company and its subsidiaries are exposed to the risk of local interest rates, as the liability part of exchange rate derivative operations (exchange derivatives) is tied to the CDI. However, financial investments also indexed to the CDI neutralize this effect.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2005, these loans totaled US$10,101 thousand (US$26,808 thousand as of December 31, 2004) of principal.

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

29

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

The following table summarizes the net exposure of the Company and its subsidiaries to exchange rates as of December 31, 2005:

In thousands of US$
Loans and financing	(10,147)
Loans and financing - UMBNDES (*)	(2,800)
Other obligations	(391)
Derivative contracts	13,347

Total	9

(*)	UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, principally the U.S. dollar, which is the reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange rates.

b)	Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain
Loans and financing	(108,930)	(108,304)	626
Derivative contracts	(15,210)	(15,095)	115
Other obligations	(916)	(916)	—

Total	(125,056)	(124,315)	741

c)	Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27.	POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)	PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

30

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

b)	PBS-TCO: defined-benefit retirement plans sponsored individually by the Companies.

c)	PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contribution to the PBS-TCO Plans is determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used for financing the PBS-TCO Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, no contributions were made to these plans (R$3 as of December 31, 2004).

d)	TCO Prev: an individual, variable contribution plan—the TCO Prev benefit plan was introduced by SISTEL in August 2000. In this Plan, some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit) in addition to the defined contributions benefits. Also, the Company bears the risk of death and disability of the participants. The Company’s contributions to the TCO Prev Plan are equal to those of the participants, varying between 1% and 8% of the participant’s salary, according to the percentage chosen by the participant. In the year ended December 31, 2005 the contributions to these plans amounted to R$3,952 (R$1,079 as of December 31, 2004).

As of December 31, 2005, the Company and its subsidiaries recognized an actuarial cost of R$1,219 relating to these plans, accounted for as administrative expenses.

The actuarial valuation of the plans was made in December 2005 and 2004, based on the register of the participants as of September 2005 and 2004, respectively, and the projected unit credit method was adopted, with immediate recognition of the actuarial gains and losses generated in each year. The plans’ assets are stated as of November 30, 2005 and 2004, respectively, and for the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was based on the actuarial liabilities of the Company in relation to the total actuarial liabilities of the plan. The total liability recognized as of December 31, 2005 was R$258.

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No. 371/00 on these plans:

Plan	2005	2004
PAMA – TCO	258	167

Total	258	167

31

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

1)	Reconciliation of funded status

	2005
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)
Benefit obligation	39,832	871	1,962	3,450
Fair value of plan assets	(54,329)	(613)	(2,210)	(4,469)

Funded status	(14,497)	258	(248)	(1,019)

	2004
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i) (ii)
Benefit obligation	40,545	665	1,808	3,183
Fair value of plan assets	(41,635)	(498)	(1,931)	(4,139)

Funded status	(1,090)	167	(123)	(956)

(i)	Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans – PAMA and PBS-A.

(ii)	Although TCO Prev, PBS-TCO and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)	Cost of plan for the year

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A
Current service cost	1,219	1	3	—
Interest	4,538	73	196	346

Total	5,757	74	199	346

3)	Change in net actuarial liability (asset)

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A
Net actuarial asset (liability) as of December 31, 2004	(1,090)	167	(123)	(956)
Current service cost	5,757	74	199	346
Recognized actuarial losses (gains) for the year	(5,595)	190	102	171
Sponsor’s contribution for the year	(712)	1	(3)	—
Gains for the year	(12,857)	(174)	(423)	(580)

Net actuarial asset (liability) as of December 31, 2005	(14,497)	258	(248)	(1,019)

32

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

4)	Change in benefit obligation

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A
Benefit obligation as of December 31, 2004	40,545	665	1,808	3,183
Current service cost	1,219	1	3	—
Interest cost	4,538	73	196	346
Benefits paid for the year	(875)	(58)	(147)	(250)
Actuarial (gain) losses for the year	(5,595)	190	102	171

Benefit obligation as of December 31, 2005	39,832	871	1,962	3,450

5)	Change in plan assets

	2005
	TCO Prev	PAMA	PBS-TCO	PBS-A
Fair value of plan assets as of December 31, 2004	(41,635)	(498)	(1,931)	(4,139)
Benefits paid for the year	875	58	147	250
Sponsor’s and employees’ contributions for the year	(712)	1	(3)	—
Return on plan assets for the year	(12,857)	(174)	(423)	(580)

Fair value of plan assets as of December 31, 2005	(54,329)	(613)	(2,210)	(4,469)

6)	Estimated expenses for 2006

	TCO Prev	PAMA	PBS-TCO	PBS-A
Service cost	(581)	(2)	(3)	—
Interest cost on actuarial liabilities	(4,445)	(97)	(213)	(375)
Expected return on assets	7,562	77	275	544

Total	2,536	(22)	59	169

33

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

7)	Actuarial assumptions

2005
	TCO Prev	PAMA	PBS-TCO	PBS-A
Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.
Estimated return rate on plan assets	13.93% p.y.	12.88% p.y.	12.88% p.y.	12.53% p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	—	8.15% p.y.	—	—
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Mortality table	UP94 with 2 years of increase in hazard	UP94 with 2 years	UP94 with 2 years of increase in hazard	UP94 with 2 years of increase in hazard
Disability table	Mercer disability	Mercer disability	Mercer disability	—

28.	CORPORATE RESTRUCTURING

a)	First corporate restructuring

On May 13, 2004, the Boards of Directors of the Company and its subsidiaries approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP on the acquisition of a controlling interest in the Company, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the incorporation of goodwill by the Company, a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$992,060. Thus, net assets incorporated by the Company amounted to R$511,061, which, in essence, represents the tax benefit derived from the deductibility of the goodwill when incorporated by TCO and its subsidiaries.

As of June 30, 2004 the transfer of part of the net assets of the Company to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to maintain shareholders’ equity	Net amount
Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980

Total spin-off	842,789	(556,241)	286,548
TCO balance	660,332	(435,819)	224,513

Total	1,503,121	(992,060)	511,061

34

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

Concurrently with the transfer of a portion of the net assets to its subsidiaries, a proposal was approved to incorporate the shares of its subsidiaries held by minority shareholders, who received Company shares in a proportion established by a valuation at market values prepared by independent experts. The transfer of the interests in the subsidiaries resulted in an increase of R$28,555 in the capital of TCO.

The accounting records of the Companies maintained for corporate and tax purposes have specific accounts relating to the incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004
First restructuring:
Balance sheet:
Incorporated goodwill	451,226	583,293	1,027,132	1,327,756
Provision	(297,809)	(384,973)	(677,907)	(876,319)

Amount	153,417	198,320	349,225	451,437

	2005	2004	2005	2004
Statement of income:
Amortization of goodwill	132,067	95,742	300,624	239,903
Reversal of provision	(87,164)	(63,190)	(198,412)	(158,336)
Tax benefit	(44,903)	(32,552)	(102,212)	(81,567)

Net effect on net income	—	—	—	—

b)	Second corporate restructuring

On August 31, 2005 the Board of Directors of the Company and its subsidiaries approved a corporate restructuring with a view to transferring to TCO the goodwill paid by TCP in the acquisition of TCO’s shares through a Voluntary Public Offering on October 8, 2004, the value of which on July 31, 2005 was R$392,265.

Prior to the incorporation of goodwill by the Company, a reserve had been constituted to maintain the shareholders’ equity of that Company in the amount of R$258,895. Thus, net assets incorporated by the Company amounted to R$133,370, which, in essence, represents the tax benefit derived from the deductibility of the above-mentioned goodwill when incorporated by TCO and its subsidiaries.

The incorporated net asset amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of TCP when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds received will be paid to TCP.

35

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

	Amounts on the date of merger	Company 12/31/ 2005
Second restructuring:
Balance sheet:
Incorporated goodwill	392,265	365,671
Provision	(258,895)	(241,343)

Amount	133,370	124,328

		31.12.05
Statement of income:
Amortization of goodwill		26,594
Reversal of provision		(17,552)
Tax benefit		(9,042)

Net effect on net income		—

As shown above, amortization of the goodwill, net of the reversal of the provision and the corresponding tax credit, produces a zero effect on the result for the year and, consequently, for the basis of calculation of minimum compulsory dividends. To optimize the presentation in the financial statements of the companies’ financial situation, the net amount of R$473,553 (R$349,225 and R$124,328 relating to the first and second restructuring, respectively), as of December 31, 2005 (R$451,437 as of December 31, 2004), which in essence represents the tax credit relating to the corporate reorganization, was classified in the balance sheet under current and noncurrent assets as deferred taxes (Note 7).

29.	TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)	Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Global Telecom S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telecomunicações Brasileiras S.A. - Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b)	Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

c)	Intercompany liabilities: refer to intercompany loans between the Company and its subsidiaries.

d)	Voice portal content services provider: provided by Terra Network Brasil.

36

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/2005	12/31/2004
Assets:
Trade accounts receivable, net	14,813	11,841
Receivable from Group companies	2,312	1,333
Liabilities:
Trade accounts payable	30,073	18,361
Obligation from Group companies	9,174	6,567
Statement of income-
Net operating revenue-
Telecomunicações de São Paulo S.A. - Telesp	13,522	62,723

Balance as of December 31	13,522	62,723

Expenses-
Selling expenses:
Atento Brasil S.A.	(35,615)	(29,414)
Mobitel S.A. - Dedic	(36,604)	(7,545)
Terra Brasil S.A.	(118)	—

Balance as of December 31	(72,337)	(36,959)

General and administrative expense:
Primesys Soluções Empresariais	(1,163)	—
Telefônica Empresas Brasil	(1,163)	—
Telecomunicações de São Paulo S.A. - Telesp	—	(705)

Balance as of December 31	(2,326)	(705)

Other operating revenue-
Telefônica Empresas Brasil	486	—

Balance as of December 31	486	—

Financial income, net-
Atento do Brasil S.A.	2	—

Balance as of December 31	2	—

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	1,194	855
Tele Leste Celular Participações S.A.	510	384
Telesp Celular Participações S.A.	4,957	3,858
Tele Sudeste Celular Participações S.A.	2,044	1,562

Balance as of December 31	8,705	6,659

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(2,318)	(1,589)
Tele Leste Celular Participações S.A.	(1,806)	(1,747)
Telesp Celular Participações S.A.	(55,674)	(46,255)
Tele Sudeste Celular Participações S.A.	(15,385)	(15,543)

Balance as of December 31	(75,183)	(65,134)

37

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

30.	DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$1,314 and R$2,135 in consolidated and R$235 and R$1,750 in the Company, respectively, and were appropriated as expense.

31.	INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount
Operating risks	R$2,310,146
General civil liability	R$7,560
Vehicle (officers’ fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

32.	AMERICAN DEPOSITARY RECEIPTS - ADR PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•	Type of share: preferred.

•	Each ADR represents one preferred share.

•	The shares are traded as ADRs under the symbol “TRO”, on the NYSE.

•	Foreign depositary bank: The Bank of New York.

•	Custodian bank in Brazil: Banco Itaú S.A.

33.	SUBSEQUENT EVENTS

On December 4, 2005, the Company’s Board of Directors approved a proposal for the merging of the shares of TCO for its conversion into a wholly-owned subsidiary of TCP (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of the Company’s shares for its conversion into a wholly owned subsidiary of Telesp Celular Participações S.A. (“TCP”), and the changing of the name of TCP to Vivo Participações S.A., as previously proposed by the Board of Directors and communicated to the market on December 4, 2005.

38

Tele Centro Oeste Celular Participações S.A.

(Wholly Owned Subsidiary of Vivo Participações S.A. from February 22, 2006)

The shareholders of the companies will receive 3.0830 TCP shares for each company share merged.

Since TCO became a wholly-owned subsidiary of TCP, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the NYSE will be cancelled.

39